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As filed with the Securities and Exchange Commission on February 25, 2003

Registration No. 333-99593

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BIOANALYTICAL SYSTEMS, INC.
(Exact name of registrant as specified in its articles of incorporation)

Indiana (State or other jurisdiction of incorporation or organization)	8731 (Primary Standard Industrial Classification Code Number)	35-1345024 (IRS Employer Identification No.)
2701 Kent Avenue West Lafayette, Indiana 47906 (765) 463-4527 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)	Peter T. Kissinger
President
Bioanalytical Systems, Inc.
2701 Kent Avenue
West Lafayette, Indiana 47906
(765) 463-4527
(Name and address, including zip code, and telephone
number, including area code, of agent for service)

Copies to:

Stephen J. Hackman, Esq. Ice Miller One American Square Box 82001 Indianapolis, IN 46282-0002 Tel: (317) 236-2100 Fax: (317) 236-2219	David K. Meyercord, Esq. Strasburger & Price, L.L.P 901 Main Street, Suite 4300 Dallas, TX 75202-3794 Tel: (214) 651-4300 Fax: (214) 651-4330

        Approximate date of commencement of proposed sale of securities to the public: As soon as practicable after the effectiveness of this Registration Statement and the effective time of the merger described herein.

        If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this information statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This information statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

        Subject to completion, dated February 25, 2003

[PHARMAKINETICS LABORATORIES, INC. LOGO]

PharmaKinetics Laboratories, Inc.
302 West Fayette Street
Baltimore, Maryland 21201

[Mail Date], 2003

Dear Shareholder:

        You are cordially invited to attend a special meeting of the shareholders of PharmaKinetics Laboratories, Inc. to be held at the company's offices at 302 West Fayette Street, Baltimore, Maryland 21201 on [Meeting Date], 2003, at 10:00 a.m., local time. At the special shareholders meeting you will be asked to consider and vote upon a proposal to approve the merger of a wholly-owned subsidiary of Bioanalytical Systems, Inc. with PKLB.

        The board of directors of PKLB has unanimously approved a merger agreement dated June 20, 2002, as amended July 24, 2002, and November 21, 2002, that provides for the merger. As a result of the merger, PKLB will become a wholly-owned subsidiary of BASi. Each holder of PKLB common shares (other than BASi) will be entitled to receive one-twelfth (1/12) of one BASi common share for each of their PKLB common shares. Each holder of PKLB Class B Preferred shares will be entitled to receive one-twelfth (1/12) of one BASi common share for each PKLB common share into which their Class B Preferred shares are convertible. Each Class B Preferred share is convertible into 1.00062 PKLB common shares. In addition, the warrant held by the holders of Class B Preferred shares to purchase 100,000 PKLB common shares at a price of $6.00 per share will be exchanged for a warrant to purchase 8,333 BASi common shares at a price of $72.00 per share. Holders of the PKLB common stock and Class B Preferred stock will receive approximately 228,857 BASi common shares. Because the number of BASi common shares to be received by the shareholders in the merger is fixed by the merger agreement, the value of those shares will depend upon the market price of BASi common shares at the time of the merger. The closing price of BASi common shares on [fifth day prior to Mail Date], 2003, as reported on the Nasdaq National Market System was [BASi Market Price] per share. BASi common shares are traded on the Nasdaq National Market System under the symbol "BASI."

        Each holder of PKLB Class A Preferred shares will be entitled to receive a 6% Subordinated Convertible Note due 2009 issued by BASi with a principal amount equal to $4.80 per Class A Preferred share. The notes are convertible into BASi common shares at any time after one year after the date of issuance at a price of $16.00 per share. If all of the notes are converted on the first anniversary of their issuance, BASi would issue approximately 249,990 additional common shares to PKLB shareholders in connection with the merger.

        We cannot complete the merger unless we obtain at the special shareholders meeting the approval of the holders of at least two-thirds (2/3) of the PKLB common shares, the holders of at least two-thirds (2/3) of the Class A Preferred shares and the holders of at least two-thirds (2/3) of the Class B Preferred shares, each voting separately by class. The classes of shares have disparate voting rights as described in the accompanying information statement/prospectus. Certain holders of approximately 86% of the Class A Preferred shares have agreed in writing that they will vote all of their Class A Preferred shares in favor of approval of the merger agreement and the merger. The sole holder of the Class B Preferred shares has advised PKLB that it intends to vote its shares in favor of approval of the merger agreement and the merger. As of the record date, BASi owned approximately 70% of the PKLB common shares entitled to vote at the special meeting. BASi intends to vote all of these shares in favor of approval of the merger agreement and the merger. For a more detailed description of the special meeting, see "The Special Shareholders Meeting" beginning on page 23.

        The accompanying information statement/prospectus gives you detailed information about BASi, PKLB and the merger, and includes a copy of the merger agreement. We encourage you to read the entire document carefully before deciding how to vote. WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

        This information statement/prospectus is first being sent to PKLB stockholders on or about [Mail Date], 2003.

        See "Risk Factors" beginning on Page 15 of this information statement/prospectus for a discussion of risks associated with the merger.

        We are very enthusiastic about the merger. I join all the other members of the board of directors in recommending that you vote "FOR"each of the proposals being submitted to shareholders.

                      /s/ James M. Wilkinson, II, Ph.D.

                      James M. Wilkinson, II, Ph.D.
                       President and Chief Executive Officer
                      PharmaKinetics Laboratories, Inc.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this information statement/prospectus or determined if this information statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this information statement/prospectus is [Mail Date], 2003

[PHARMAKINETICS LABORATORIES, INC. LOGO]

PharmaKinetics Laboratories, Inc.
302 West Fayette Street
Baltimore, Maryland 21201

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [MEETING DATE], 2003

To the Shareholders of PharmaKinetics Laboratories, Inc.:

        A special meeting of the shareholders of PharmaKinetics Laboratories, Inc. will be held at 302 West Fayette Street, Baltimore, Maryland 21201 on [Meeting Date], 2003, at 10:00 a.m., local time, to consider and vote on the following matters as described in the accompanying information statement/prospectus:

  1.
  The adoption of the Agreement and Plan of Merger, dated as of June 20, 2002, as amended July 24, 2002, and November 21, 2002, by and among Bioanalytical Systems, Inc., PI Acquisition Corp., a wholly-owned subsidiary of Bioanalytical Systems, Inc., and PharmaKinetics Laboratories, Inc., and approval of the merger contemplated thereby of PI Acquisition Corp. with and into PharmaKinetics Laboratories, Inc. A copy of the merger agreement is attached to the information statement/prospectus as Annex A.

  2.
  Any other matter as may properly come before the special meeting or any adjournment or postponement thereof.

        The board of directors of PharmaKinetics Laboratories, Inc. unanimously recommends that you vote "FOR" proposal 1.

        Only shareholders of record at the close of business on [Record Date], 2003 are entitled to notice of, and to vote at, the meeting or any adjournment or postponement of the meeting.

By Order of the Board of Directors,

Jeffrey A. Scheidt Secretary

Baltimore, Maryland
 [Mail Date], 2003

ADDITIONAL INFORMATION

        This information statement/prospectus incorporates important business and financial information about BASi and PKLB from documents each has filed with the SEC that are not included in or delivered with this information statement/prospectus. If you call or write, BASi will send you copies of these documents, excluding exhibits, without charge. You may contact BASi at:

Bioanalytical Systems, Inc.
2701 Kent Avenue
West Lafayette, Indiana 47906
Attention: Investor Relations
Telephone number: (765) 463-4527

        If you call or write, PKLB will send you copies of the documents which it has filed with the SEC, excluding exhibits, without charge. You may contact PKLB at:

PharmaKinetics Laboratories, Inc.
302 West Fayette Street
Baltimore, Maryland 21201
Attention: Investor Relations
Telephone Number: (410) 385-4500

        In order to receive timely delivery of the documents in advance of the special shareholders meeting, you should make your request no later than [REQUEST DATE], 2003.

        For more information on the matters incorporated by reference in this information statement/prospectus, please see "Where You Can Find More Information" beginning on page 88.

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE MERGER	1
SUMMARY	3
The Companies	3
The Merger	3
The Special Shareholders Meeting	4
Reasons for the Merger; Recommendations of PKLB's Board of Directors	4
Share Ownership by PKLB Management	5
Comparative Market Data	5
PKLB Stock Options	5
Accounting Treatment of the Merger	6
Tax Consequences of the Merger	6
Appraisal or Dissenters' Rights	6
Interests of Directors and Executive Officers of PKLB in the Merger	7
Material Terms of the Merger Agreement	7
Conditions to Completion of the Merger	7
Termination of the Merger Agreement	8
A Termination Fee May Be Payable if the Merger Is Not Completed	9
Restrictions on Alternative Transactions	9
Comparison of Rights of BASi Shareholders and PKLB Shareholders	9
Risks of the Merger	9
Regulatory Approvals	9
Selected Historical Financial Data of BASi	10
Selected Historical Financial Data of PKLB	11
Comparative Per Share Data	12
Summary Unaudited ProForma Combined Information	13
RISK FACTORS	15
Risks Relating to the Merger	15
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS	22
THE SPECIAL SHAREHOLDERS MEETING	23
Time and Place of the Special Meeting; Matters To Be Considered	23
Vote Required and Voting Rights	23
Record Date; Quorum	23
Appraisal Rights	24
THE MERGER	26
General	26
Background of the Merger	26
Recommendations of the Board of Directors; Reasons for the Merger	30
Interests of Directors and Executive Officers of PKLB in the Merger	33
Share Ownership	33
Accounting Treatment	34
Federal Income Tax Consequences	34
Federal Securities Laws Consequences; Stock Transfer Restrictions	37
THE MERGER AGREEMENT	38
Structure of the Merger	38
Closing; Effective Time	38
What Shareholders Will Receive in the Merger	38
Procedures for Surrender of PKLB Certificates	38
You should not send your share certificates at this time	38

i

Dividends and Distributions	39
Lost Certificates	39
Representations and Warranties	39
Conduct of Business	39
No Solicitation	39
Altana	41
Stock Options	41
Indemnification	41
Expenses	41
Approvals	42
Conditions to the Completion of the Merger	42
Termination	43
Break-Up Fee	44
Director Designation	44
Amendments	44
The 6% Subordinated Convertible Notes Due 2008	44
COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION	47
THE BUSINESS OF BIOANALYTICAL SYSTEMS, INC.	48
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF BIOANALYTICAL SYSTEMS, INC.	50
THE BUSINESS OF PHARMAKINETICS LABORATORIES, INC.	60
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF PHARMAKINETICS LABORATORIES, INC.	61
UNAUDITED CONDENSED PRO FORMA COMBINED FINANCIAL STATEMENTS	67
COMPARISON OF SHAREHOLDER RIGHTS	76
WHERE YOU CAN FIND MORE INFORMATION	88
EXPERTS	90
LEGAL MATTERS	90
SHAREHOLDER PROPOSALS FOR ANNUAL MEETINGS	90
ANNEX A	Agreement and Plan of Merger	A-1
ANNEX B	Maryland Annotated Code, Corporations & Associations, Sections 3-201	B-1
through 3-213 concerning Appraisal Rights

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q.
What is the proposed transaction?

A.
BASi will acquire PKLB by merging a wholly owned subsidiary of BASi with and into PKLB. As a result of the merger, PKLB will be a wholly owned subsidiary of BASi and PKLB shareholders will no longer own an interest in PKLB. PKLB shareholders will receive BASi common shares or a BASi note as described elsewhere in this information statement/prospectus.

  The board of directors of PKLB unanimously recommends voting "FOR" approval of the merger agreement and the merger at the PKLB special shareholders meeting.

Q.
Why is the PKLB board of directors recommending the approval of the merger agreement?

A.
The PKLB board of directors believes that the merger is fair to and in the best interests of PKLB and its shareholders. See "The Merger—Recommendations of the Board of Directors; Reasons for the Merger" on page 30.

Q:
Does the proposed merger require shareholder approval?

A:
Yes. The consummation of the proposed merger requires the approval of the merger agreement and the merger by the holders of at least two-thirds (2/3) of the PKLB common shares, the holders of at least two-thirds (2/3) of the Class A Preferred shares and the holders of at least two-thirds (2/3) of the Class B Preferred shares, each voting separately by class. As of the record date for the special shareholders meeting, holders of approximately 86% of the outstanding Class A Preferred shares have agreed in writing to vote all of their Class A Preferred shares FOR approval of the merger agreement and the merger; the sole holder of the Class B Preferred shares has advised PKLB that it intends to vote all of the Class B Preferred shares FOR approval of the merger agreement and the merger; and BASi owned approximately 70% of the outstanding common shares which it intends to vote FOR approval of the merger agreement and the merger. As of the record date for the special shareholders meeting, these shares represent sufficient voting power to approve the merger agreement and the merger at the special meeting without the vote of any other shareholder of PKLB. ACCORDINGLY, WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Q:
What will I receive in the merger?

A:
If you own PKLB common shares, you will receive one-twelfth (1/12) of one common share of BASi for each PKLB common share you own.

  If you own Class B Preferred shares, you will receive one-twelfth (1/12) of one BASi common share for each PKLB common share you would have had the right to receive if you had converted your Class B Preferred shares into PKLB common shares immediately prior to the merger. Each Class B Preferred share is convertible into 1.00062 PKLB common shares. In addition, the warrant that is held by the sole Class B Preferred shareholder to purchase 100,000 PKLB common shares at a price of $6.00 per share will be exchanged for a warrant to purchase 8,333 BASi common shares at a price of $72.00 per share.

  No fractional BASi common shares will be issued in the merger. Instead, PKLB shareholders who are entitled to receive fractional shares of BASi common stock will be paid in cash based on the market price of BASi common shares on the date the merger occurs.

  If you own Class A Preferred shares, you will receive a 6% Subordinated Convertible Note due 2008 issued by BASi with a principal amount equal to $4.80 for each Class A Preferred share you own when the merger takes effect. The notes will not accrue interest for one year from the date of issuance and will be convertible into BASi common shares at any time after one year from the date of issuance and prior to maturity at a price of $16.00 per share. Neither the notes nor any BASi common shares received upon conversion of the notes will be registered under federal or state securities laws when they are received by former Class A Preferred shareholders. Therefore, neither the notes nor any BASi common shares received upon conversion can be resold unless they are first registered or an exemption from registration is available. BASi has agreed to register any shares received by the noteholders upon conversion of the notes for resale under the federal securities laws. For additional information about the notes, see "The Merger Agreement—The 6% Subordinated Convertible Notes Due 2008" beginning on page 44.

  Immediately after the merger, former PKLB shareholders will own approximately 4.8% of BASi's outstanding shares. If all of the 6% Subordinated Convertible Notes due 2008 were converted into BASi common shares at $16.00 per share, BASi would issue an additional 312,488 shares and former PKLB shareholders would own approximately 10.6% of BASi's outstanding shares.

  For additional information about what PKLB shareholders will receive in the merger, see "The Merger Agreement—What Shareholders Will Receive in the Merger" beginning on page 38.

Q:
Should I send in my share certificates now?

A:
No. After we complete the merger, BASi will send you written instructions explaining how to exchange your PKLB share certificates for BASi common share certificates or a BASi note as described elsewhere in this information statement/prospectus.

Q:
Will the merger be subject to any state or federal regulatory approvals or other regulatory compliance?

A:
No.

Q:
When do you expect to complete the merger?

A:
We are working toward completing the merger as quickly as possible. We anticipate completing the merger shortly after the PKLB special shareholders meeting is held.

Q:
Where can I find more information about the companies?

A:
Both companies file reports and other information with the SEC. You may read and copy this information at the SEC's public reference facilities. Please call the SEC at 1-800-SEC-0330 for information about these facilities. This information is also available at the Internet site the SEC maintains at http://www.sec.gov and at the offices of the National Association of Securities Dealers. You can also request copies of these documents from either BASi or PKLB. See "Where You Can Find More Information," beginning on page 88.

Q:
Who can answer my questions?

A:
If you are a PKLB shareholder and have questions or want additional copies of this information statement/prospectus, please contact:

  PharmaKinetics Laboratories, Inc.
  302 West Fayette Street
  Baltimore, Maryland 21201
  Attention: Investor Relations
  Telephone Number: (410) 385-4500

SUMMARY

        This summary highlights selected information from this information statement/prospectus. It may not contain all of the information that is important to you. To understand the proposed transactions fully and their consequences to you, we urge you to read carefully the entire information statement/prospectus and the documents we refer to in this information statement/prospectus. Please see "Where You Can Find More Information" beginning on page 88. We have included page references directing you to a more complete description of each item presented in this summary.

  The Companies

  Bioanalytical Systems, Inc. (See page 48)

2701 Kent Avenue
West Lafayette, Indiana 47906
(765) 463-4527

        BASi is an Indiana corporation that provides contract development services and research equipment to pharmaceutical, medical device and biotechnology companies. These companies use BASi's services and equipment to improve the speed and efficiency of the preclinical, clinical, and analytical development of their products. Scientists engaged in drug metabolism studies, pharmacokinetics and basic neuroscience research at pharmaceutical research organizations are BASi's principal clients.

        BASi's services group provides screening and pharmacological testing, preclinical/safety testing, formulation development, regulatory compliance and quality control testing. BASi is focusing its products business on expediting preclinical screening of developmental drugs. BASi's products group also designs, manufactures and markets a range of products that collect, separate, detect and quantify chemicals in biological samples. For example, BASi's liquid chromatography and electrochemistry instrument platform, epsilon™, is used to separate and quantify drugs, xenobiotics, metabolites and other chemicals in blood, cerebrospinal fluid and other biological media.

        For additional information about BASi and its business, see "The Business of Bioanalytical Systems, Inc." beginning on page 48.

  PharmaKinetics Laboratories, Inc. (See page 60)

302 West Fayette Street
Baltimore, Maryland 21201
(410) 385-4500

        PKLB is a contract research organization providing a range of clinical research and development services to the pharmaceutical and biotechnology industries in the development of prescription and non-prescription drug products. These services include Phase I clinical research, bioanalytical laboratory testing, and the management and monitoring of multi-center clinical trials. PKLB offers ancillary services in these areas such as protocol development, case report form design, data management, biostatistics and regulatory consulting. PKLB has focused its business development efforts on both generic and innovator pharmaceutical and biotechnology companies in the United States and Canada.

        For additional information about PKLB and its business, see "The Business of PharmaKinetics Laboratories, Inc." beginning on page 60.

  The Merger (See page 26)

        BASi and PKLB have entered into a merger agreement that provides for the merger of PI Acquisition Corp., a wholly-owned subsidiary of BASi, into PKLB. As a result of the merger, PKLB will become a wholly-owned subsidiary of BASi and PKLB shareholders will no longer own an interest in PKLB. PKLB shareholders will receive BASi common shares or a BASi note as described below.

        For additional information about the merger, see "The Merger" and "The Merger Agreement" beginning on pages 26 and 38, respectively. We urge you to read carefully the entire merger agreement, which is attached to this information statement/prospectus as Annex A. The merger agreement is incorporated by reference in this information statement/prospectus. It is the legal document that governs the merger.

  The Special Shareholders Meeting (See page 23)

        The PKLB special shareholders meeting will be held at 302 West Fayette Street, Baltimore, Maryland 21201, on [Meeting Date], 2003 at 10:00 a.m., local time. You may vote at the PKLB special shareholders meeting if you owned PKLB common shares, Class A Preferred shares or Class B Preferred shares at the close of business on the record date, [Record Date], 2003.

        Maryland law and the articles of amendment and restatement for PKLB require that the merger agreement and the merger be approved at the special shareholders meeting by the holders of at least two-thirds (2/3) of the PKLB common shares, the holders of at least two-thirds (2/3) of the Class A Preferred shares and the holders of at least two-thirds (2/3) of the Class B Preferred shares, each voting as a separate class. In these separate class votes, each share is entitled to one vote.

        Certain holders of 717,194 Class A Preferred shares have agreed in writing that they will vote all of their Class A Preferred shares in favor of approval of the merger agreement and the merger. These shares represent 86% of the Class A Preferred shares outstanding on the record date. The Class B Preferred shares are held by one shareholder who has advised PKLB that it intends to vote all of its shares in favor of approval of the merger agreement and the merger. As of the record date for the special shareholders meeting, BASi owned 5,835,962 PKLB common shares representing approximately 70% of the PKLB common shares entitled to vote at the special meeting. BASi intends to vote its shares in favor of approval of the merger agreement and the merger. These shares represent sufficient voting power to approve the merger agreement and the merger without the vote of any other shareholder of PKLB. ACCORDINGLY, WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND A PROXY.

        For additional information about the special shareholders meeting, see "The Special Shareholders Meeting" beginning on page 23.

  Reasons for the Merger; Recommendations of PKLB's Board of Directors (See page 30)

        We are proposing the merger because it presents an opportunity to combine our separate operations to be a stronger competitor in our markets.

        After careful consideration, PKLB's board of directors unanimously recommends that you vote "FOR" the proposal to approve the merger agreement and the merger. The PKLB Board of Directors believes the merger is in the best interests of the PKLB shareholders. For additional information about the reasons for the merger and the recommendations of PKLB's Board of Directors, see "The Merger—Recommendations of the Board of Directors; Reasons for the Merger" beginning on page 30.

        The PKLB Board did not obtain or rely upon an opinion from a financial advisor as to the fairness of the merger to PKLB from a financial point of view when it approved the merger agreement and did not form a special committee of disinterested directors in connection with the merger.

  Share Ownership by PKLB Management (See page 33)

        On [Record Date], 2003, the record date for the special shareholders meeting, PKLB directors and executive officers beneficially owned [number held on Record Date] PKLB common shares. These shares represented approximately [percentage held on Record Date]% of the PKLB common shares outstanding on [Record Date], 2003. On [Record Date], 2003, PKLB directors and executive officers beneficially owned [number held on Record Date] Class A Preferred shares. These shares represented [percentage held on Record Date]% of the Class A Preferred shares outstanding on [Record Date], 2003. Each of the directors and executive officers of PKLB has indicated that he or she intends to vote "FOR" approval of the merger agreement and the merger. For additional information about share ownership by PKLB management, see "The Merger—Interests of Directors and Executive Officers of PKLB in the Merger" beginning on page 33.

  Comparative Market Data (See page 47)

        BASi common shares are currently quoted on the Nasdaq National Market System under the symbol "BASI" and PKLB common shares are currently quoted on the Over-the-Counter Bulletin Board under the symbol "PKLB.OB". The following tables present trading information for BASi common shares and PKLB common shares on June 19, 2002 and on [fifth day prior to Mail Date], 2003. The tables also present the equivalent per share price of PKLB common shares on such dates, determined by multiplying the prices of BASi common shares by one-twelfth (1/12), the exchange ratio provided for in the merger agreement. June 19, 2002 was the last trading day before the announcement of the signing of the merger agreement. You should read the information presented below in conjunction with "Comparative Per Share Market Price and Dividend Information" on page 47.

  June 19, 2002

	High	Low	Close
BASi Common Shares	$5.25	$5.09	$5.10
PKLB Common Shares	$0.59	$0.55	$0.55
PKLB Common Shares Equivalent	$0.4375	$0.4242	$0.425

  [Fifth day prior to Mail Date], 2003

	High	Low	Close
BASi Common Shares	$[3.46]	$[3.32]	$[3.46]
PKLB Common Shares	$[0.21]	$[0.21]	$[0.21]
PKLB Common Shares Equivalent	$[0.2883]	$[0.2767]	$[0.2883]

        The market prices of the BASi common shares and PKLB common shares fluctuate. The share exchange ratio in the merger agreement does not change. As a result, these market price fluctuations will affect the value of the consideration to be received by the holders of PKLB common shares and Class B Preferred shares in the merger. You should obtain current market quotations. The Class A Preferred shares and the Class B Preferred shares do not trade on an established market and no market quotations are available.

  PKLB Stock Options (See page 41)

        The PharmaKinetics Laboratories, Inc. Employee Stock Option Plan provides that all options outstanding, regardless of any applicable vesting schedule, will be cancelled effective as of the merger. Options granted to Non-Employee Directors will not automatically cancel, but the merger agreement requires the cancellation of all such options prior to consummation of the merger. For additional information about PKLB stock options, see "The Merger Agreement—Stock Options" on page 41.

  Accounting Treatment of the Merger (See page 34)

        The merger will be accounted for by BASi as a purchase for financial reporting purposes. That means that the purchase price will be allocated by BASi to PKLB's assets and liabilities based on the fair values of the assets acquired and the liabilities assumed. Any excess of cost over the fair market value of the net tangible and intangible assets of PKLB acquired will be recorded on BASi's books as goodwill. For additional information about the accounting treatment of the merger, see "The Merger—Accounting Treatment" on page 34.

  Federal Income Tax Consequences of the Merger (See page 34)

        The merger will be a taxable transaction for federal income tax purposes. As a PKLB shareholder, generally you will recognize a gain or loss for United States federal income tax purposes based on the difference between the value of the BASi common shares you receive in the merger and the tax basis of your PKLB shares exchanged in the merger.

        You will not receive any cash in the merger, other than cash in lieu of fractional shares. Therefore, if you recognize a gain on the exchange of your PKLB shares for BASi shares or notes, you must pay any resulting tax using cash from other sources.

        If you receive a 6% Subordinated Convertible Note, you will be required to recognize ordinary income in each year prior to maturity of the note, under a statutorily prescribed method which is intended to approximate the true economic yield of the note. This income, called "original issue discount", will therefore be included in your income before you actually receive cash representing that income (irrespective of whether you are a cash basis taxpayer or an accrual basis taxpayer). However, you will not be required to include in income any cash payments or other payments when you receive them. BASi will report, in the annual tax information statements which BASi is required to provide to you and to the Internal Revenue Service, the amount of original issue discount which must be included in your income in each year.

        Conversion of the warrant owned by the holder of the Class B Preferred shares into a warrant to purchase BASi common shares will result in the recognition of gain or loss based upon the difference between the value of the BASi warrant on the date it is issued and the holder's tax basis in the warrant to purchase PKLB common shares. Because the exercise price of the BASi warrant is $72.00 per share, while the market price of BASi's common shares is less than $5.00 per share, the BASi warrant is expected to have only nominal value, if any, on the date of issuance.

        Tax matters are very complicated, and the tax consequences of the merger to each shareholder will depend on the facts of that shareholder's situation. You are urged to consult your tax advisor for a full understanding of the tax consequences of the merger to you. For additional information about the tax consequences of the merger, see "The Merger—Federal Income Tax Consequences" beginning on page 34.

  Appraisal or Dissenters' Rights (See page 24)

        PKLB is organized under Maryland law. Under Maryland law, PKLB shareholders are entitled to dissent from the merger and, if the merger is consummated, to obtain payment for the fair value of their shares in cash. Maryland law includes certain procedural requirements which must be met by a shareholder that wishes to preserve these rights. In order to preserve your right to receive payment of the fair value of your shares, you must:

  •
  file with PKLB a written objection to the proposed merger at or before the shareholders' meeting at which the merger will be considered;

  •
  NOT vote in favor of the merger; and

  •
  within 20 days after the Maryland Department of Assessments and Taxation accepts the articles of merger for record, make a written demand on the successor, PKLB, for payment of your PKLB shares. The written demand must state the number and class of shares for which you demand payment.

        For additional information regarding how to exercise your appraisal rights, see "The Special Shareholders Meeting—Appraisal Rights" beginning on page 24.

  Interests of Directors and Executive Officers of PKLB in the Merger (See page 33)

        In considering the recommendations of the PKLB board of directors with respect to the merger, you should be aware that some directors and members of management of PKLB have interests in the merger that are different from, or in addition to, your interests as a shareholder.

  •
  Under the merger agreement, BASi has agreed to provide continuing indemnification for directors of PKLB.

  •
  Certain executive officers have severance agreements that will become effective upon consummation of the merger.

  •
  A director has loaned $350,000 to PKLB in order to fund its ongoing working capital requirements. Repayment of such loans could be doubtful if the merger does not occur.

        For additional information about the interests of directors and executive officers of PKLB in the merger, see "The Merger—Interests of Directors and Executive Officers of PKLB in the Merger" on page 33.

  Material Terms of the Merger Agreement (See page 38)

        We have attached the merger agreement as Annex A to this information statement/prospectus. We encourage you to read the merger agreement because it is the legal document that governs the merger. For a summary of the material terms of the merger agreement, see "The Merger Agreement" beginning on page 38.

  Conditions to Completion of the Merger (See page 42)

        We will complete the merger only if a number of conditions are satisfied or waived. Some of these considerations are:

  •
  PKLB shareholders must approve the merger agreement and the merger;

  •
  no court order or injunction prohibits the completion of the merger;

  •
  the registration statement on Form S-4 of which this information statement/prospectus is a part is effective;

  •
  there has been no change or changes which, taken as a whole, individually or in the aggregate, have or could reasonably be expected to have, a material adverse effect on the business of BASi or PI Acquisition Corp.;

  •
  all PKLB directors surrender their PKLB stock options for cancellation effective upon consummation of the merger;

  •
  no holders of Class A Preferred shares or Class B Preferred shares have exercised their conversion rights prior to the consummation of the merger;

  •
  the holders of no more than 10% of the common shares shall have exercised their statutory appraisal rights; and

  •
  BASi and PKLB shall have complied in all material respects with their obligations under the merger agreement.

        We anticipate completing the merger shortly after the PKLB special shareholders meeting is held. For additional information about the conditions to completion of the merger, see "The Merger Agreement—Conditions to the Completion of the Merger" beginning on page 42.

  Termination of the Merger Agreement (See page 43)

        We may agree in writing to terminate the merger agreement at any time without completing the merger, even after the PKLB shareholders have approved and adopted the merger agreement and the merger. In addition, the merger agreement may be terminated:

        by either PI Acquisition Corp. or PKLB:

  •
  if the merger has not been completed by March 31, 2003;

  •
  if a court or other governmental agency issues a final order, decree, or injunction which permanently restrains or prohibits the merger; or

  •
  if the PKLB shareholders fail to approve the merger.

        by PI Acquisition Corp.:

  •
  if PKLB has materially breached its representations or other obligations contained in the merger agreement and does not cure the breach within fifteen (15) days after being notified of the breach; or

  •
  if (A) PKLB enters into a definitive agreement to effect a transaction that the board of directors of PKLB has determined, after complying with the procedures contained in the merger agreement, to be more favorable to PKLB shareholders than the merger, or (B) PKLB's board of directors withdraws or modifies in a manner adverse to PI Acquisition Corp. its approval or recommendation to the PKLB shareholders of the merger or the merger agreement.

        by PKLB:

  •
  in order to enter into a transaction that the board of directors of PKLB has determined, after complying with the procedures contained in the merger agreement, to be more favorable to PKLB shareholders than the merger; or

  •
  if BASi or PI Acquisition Corp. have materially breached their representations or other obligations contained in the merger agreement and have not cured the breach within fifteen (15) days of being notified of the breach.

        For additional information about the termination of the merger agreement, see "The Merger Agreement—Termination" beginning on page 43.

  A Termination Fee May Be Payable if the Merger Is Not Completed (See page 44)

        In certain circumstances, if either PKLB or BASi exercise their right to terminate the merger agreement, either PKLB or BASi may owe to the other party a termination fee of $200,000. For additional information about the termination fee that may be payable if the merger is not completed, see "The Merger Agreement—Break-Up Fee" on page 44.

  Restrictions on Alternative Transactions (See page 39)

        The merger agreement prohibits PKLB from soliciting, and restricts PKLB from participating in, discussions with third parties or taking other actions related to alternative transactions to the merger other than a superior acquisition proposal. For additional information about restrictions on alternative transactions, see "The Merger Agreement—No Solicitation" beginning on page 39.

  Comparison of Rights of BASi Shareholders and PKLB Shareholders (See page 76)

        PKLB is a Maryland corporation. The rights of holders of PKLB common shares, Class A Preferred shares and Class B Preferred shares are governed by PKLB's articles of amendment and restatement and bylaws and Maryland corporate law. After the merger, holders of PKLB common shares and Class B Preferred shares will become shareholders of BASi, and holders of PKLB Class A Preferred shares will have the right to convert the notes they receive in the merger into BASi common shares after one year from the date of issuance and prior to maturity. Former PKLB shareholders' rights as BASi shareholders will be governed by Indiana corporate law and the articles of incorporation and bylaws of BASi. There are some differences between Indiana law and Maryland law and the articles of incorporation and bylaws of BASi and PKLB. We have provided a summary of these differences beginning on page 76.

  Risks of the Merger (See page 15)

        In considering whether to adopt the merger agreement and to approve the merger, you should consider certain risks of the merger and risks to which the combined company will be subject after the merger. We urge you to read carefully all of the factors described in "Risk Factors" beginning on page 15 before voting.

  Regulatory Approvals

        In order to consummate the merger, the parties must file articles of merger with the Secretary of State of Maryland. No other consents or approvals of regulatory agencies or governmental authorities are required to complete the merger.

Selected Historical Financial Data of BASi

        The following selected consolidated financial data as of and for each of the years in the five-year period ended September 30, 2002 are derived from the consolidated financial statements of BASi which have been audited by Ernst & Young LLP, BASi's independent auditors. The selected financial data as of and for the three months ended December 31, 2002 and 2001 are not audited, but, in the opinion of management, they include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of BASi's financial position and results of operations as of and for the periods indicated. Results of operations for the periods indicated are not necessarily indicative of future results. Interim results are not necessarily indicative of the results for the full year. The selected information set forth below should be read in conjunction with BASi's consolidated financial statements and the related footnotes beginning on page F-2, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations of Bioanalytical Systems, Inc." beginning on page 50.

	Year Ended September 30,					Three Months Ended December 31, (unaudited)
	2002	2001	2000	1999	1998	2002	2001
	(in thousands, except per share data)
Statement of Operations Data:
Service revenue	$16,140	$15,202	$10,999	$9,993	$7,609	$4,532	$3,569
Product revenue	10,373	10,073	8,224	9,858	10,616	2,442	2,454

Total revenue	26,513	25,275	19,223	19,851	18,225	6,974	6,023
Cost of service revenue	11,556	9,660	9,245	6,499	4,598	3,255	2,620
Cost of product revenue	4,393	3,495	2,974	3,943	3,911	1,034	847

Total cost of revenue	15,949	13,155	12,219	10,442	8,509	4,289	3,467

Gross Profit	10,564	12,120	7,004	9,409	9,716	2,685	2,556
Operating expenses:
Selling	2,940	3,204	3,400	3,943	4,524	758	778
Research and development	1,521	1,611	1,806	1,955	2,165	368	323
General and administrative	4,476	3,815	2,990	2,550	2,336	1,090	1,018

Total operating expenses	8,937	8,630	8,196	8,448	9,025	2,216	2,119

Operating income (loss)	1,627	3,490	(1,192)	961	691	469	437
Other income (expense), net	(80)	(383)	(621)	(114)	(25)	(43)	(25)

Income (loss) before income taxes	1,547	3,107	(1,813)	847	666	426	412
Income taxes (benefit)	481	1,340	(431)	277	254	151	165

Net income (loss)	$1,066	$1,767	$(1,382)	$570	$412	$275	$247

Net income (loss) per Common Share
Basic	$.23	$.39	$(.30)	$.13	$.10	$0.06	$0.05
Diluted	$.23	$.38	$(.30)	$.12	$.09	$0.06	$0.05
Weighted average Common Shares
Basic	4,576	4,565	4,550	4,506	4,117	4,579	4,570
Diluted	4,625	4,600	4,550	4,676	4,403	4,636	4,623
	September 30,					December 31, (unaudited)
	2002	2001	2000	1999	1998	2002	2001
	(in thousands)
Balance Sheet Data
Working capital (deficit)	$(911)	$2,535	$931	$4,275	$3,286	$2,545	$2,654
Property and equipment, net	22,824	18,922	18,913	17,355	14,551	24,385	19,105
Total assets	33,463	27,977	26,897	26,321	22,280	39,127	28,199
Long-term debt, less current portion	3,247	3,144	3,638	4,112	1,124	9,638	3,022
Shareholders' equity	18,898	17,830	16,062	17,421	16,844	19,191	18,095

  Selected Historical Financial Data of PKLB

        The following selected consolidated financial data for each of the years in the five-year period ended June 30, 2002 have been derived from PKLB's consolidated financial statements and related notes thereto as of June 30, 1998 through 2002, and for the years then ended, which have been audited by PricewaterhouseCoopers LLP, PKLB's independent accountants. The selected consolidated income statement data for each of the six month periods ended December 31, 2002 and 2001 and the consolidated balance sheet data as of December 31, 2002 and 2001 have been derived from the unaudited financial statements of PKLB, and in the opinion of management of PKLB, they include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of PKLB's financial position and results of operations as of the dates and for the periods indicated. Interim operating results are not necessarily indicative of the results for the full year. The selected information set forth below should be read in conjunction with PKLB's consolidated financial statements and the related footnotes beginning on page F-25, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations of PharmaKinetics Laboratories, Inc.," beginning on page 61.

	Year Ended June 30,					Six Months Ended December 31, (Unaudited)
	2002	2001	2000	1999	1998	2002	2001
	(in thousands, except per share data)
Statement of Operations Data:
Total revenues	$6,798	$8,913	$8,024	$9,828	$12,326	$2,278	$3,908
Costs and expenses:
Cost of contracts	6,464	7,469	8,514	8,112	8,931	2,432	3,665
Selling, general and administrative	1,742	1,880	2,462	2,569	2,210	767	873
Research and development expenses	80	113	158	512	568	1	73

Total costs and expenses	8,286	9,462	11,134	11,193	11,709	3,200	4,611

Operating (loss) income	(1,488)	(549)	(3,110)	(1,365)	617	(922)	(703)
Other income and expenses, net	5	36	152	37	14	(32)	10
Provision for income taxes	—	—	—	—	(8)	—	—

Net (loss) income before deemed preferred stock dividend	(1,483)	(513)	(2,958)	(1,328)	623	(954)	(693)

Deemed preferred stock dividend	—	—	—	—	(1,021)	—	—
Net loss applicable to common stockholders	$(1,483)	$(513)	$(2,958)	$(1,328)	$(398)	$(954)	$(693)
Basic and diluted loss per common share	$(0.59)	$(0.21)	$(1.19)	$(0.53)	$(0.16)	$(0.38)	$(0.28)
Basic and diluted weighted-average shares outstanding	2,496	2,496	2,496	2,493	2,440	2,496	2,496
	June 30,					December 31 (Unaudited)
	2002	2001	2000	1999	1998	2002	2001
	(in thousands)
Balance Sheet Data (at period end):
Cash and cash equivalents	$46	$414	$347	$2,233	$3,359	$228	$185
Total assets	4,079	5,702	6,550	9,285	10,107	3,854	4,442
Long-term debt, less current portion	—	—	62	143	235	—	—
Mandatorily Redeemable Class A Preferred Stock	4,938	4,938	4,938	4,938	4,938	4,938	4,938
Total stockholders' (deficit) equity	(3,032)	(1,549)	(1,036)	1,649	2,936	(3,986)	(2,242)

  Comparative Per Share Data

	Year Ended September 30, 2002	Three Months Ended December 31, 2002
BASi—Historical:
Historical per common share:
Income per basic share	$0.23	$0.06
Income per diluted share	0.23	0.06
Cash dividends per share	0.00	0.00
Book value per share	4.13	4.18
	Year Ended September 30, 2002	Three Months Ended December 31, 2002
PKLB—Historical
Historical per common share:
Loss per basic share	$(0.56)	$0.19
Loss per diluted share	(0.56)	0.19
Cash dividends per share	0.00	0.00
Book value per share	(1.41)	1.60

  Summary Unaudited ProForma Combined Information

        We have included the following selected unaudited pro forma combined financial data only for the purposes of illustration. The unaudited pro forma combined statement of operations data assumes that the merger between BASi and PKLB was completed on October 1, 2001 and the unaudited pro forma combined balance sheet data assumes that the merger was completed on December 31, 2002. The pro forma financial data does not necessarily indicate what the operating results or financial position would have been if the merger had been completed at the dates indicated. Furthermore, this data does not necessarily indicate what the future operating results or financial position of the combined company will be. This unaudited pro forma combined statement of operations data does not include adjustments to reflect any costs savings or other operational efficiencies that may be realized as a result of the merger of BASi and PKLB or any future merger-related restructuring or integration expenses.

        You should read this selected unaudited pro forma combined financial data in conjunction with the "Unaudited Condensed Pro Forma Combined Financial Statements" and the related notes beginning on page 67.

(in thousands)	Year Ended September 30, 2002	Three Months Ended December 31, 2002
Statement of Pro Forma Combined Operations Data:
Operating revenue	$32,323	$8,058
Operating income	160	2
Net income (loss)	36	(52)
Earnings (loss) per share:
Basic	.01	(0.01)
Diluted	.01	(0.01)
As of December 31, 2002
(in thousands)
Pro Forma Combined Balance Sheet Data:
Total assets	$47,025
Long-term debt, net of current portion	13,638
Stockholders' equity	20,070

	Twelve Months Ended September 30, 2002		Three Months Ended December 31, 2002
Unaudited Pro Forma Combined:
Unaudited pro forma per share of BASi common stock:
Income (loss) per basic share	$0.01		$(0.01)
Income (loss) per diluted share	0.01		(0.01)
Cash dividends per share	0.00		0.00
Book value per share	4.11		4.16
Unaudited Pro Forma Combined:
Unaudited pro forma per share of PKLB common shares:
Income (loss) per basic share	$0.00	(1)	(0.00)	(1)
Income (loss) per diluted share	$0.00	(1)	(0.00)	(1)
Cash dividends per share	0.00		0.00
Book value per share	0.34		0.35

(1)
Computed per share amount is $0.0008.

RISK FACTORS

        In addition to the other information included and incorporated by reference in this information statement/prospectus, you should carefully read and consider the following factors in evaluating the proposal to be voted on at the PKLB special shareholders meeting.

  Risks Relating to the Merger

        The value of the consideration to be received by the holders of PKLB common shares and Class B Preferred shares depends upon the market price of BASi common shares on the closing date and will fluctuate.

        Prior to the completion of the merger, the market value of BASi common shares will fluctuate relative to the value of PKLB shares, but the number of shares to be received by the holders of PKLB common shares and Class B Preferred shares pursuant to the merger agreement will not change. As a result, you cannot be certain of the market value of the BASi common shares you will receive in exchange for your PKLB common shares and Class B Preferred shares.

        The Merger, if consummated, will be a taxable event for PKLB shareholders, who will not receive cash in the merger.

        If consummated, the merger will be a taxable event triggering the recognition of gain or loss by PKLB shareholders. However, PKLB shareholders will not receive cash in the merger, other than the payment for any fractional BASi common shares to which they may be entitled. PKLB shareholders who recognize gain on the exchange of their PKLB shares for BASi common shares or notes in the merger must pay the resulting tax using cash from other sources.

        Some officers and directors have conflicts of interest that may influence them to support or approve the merger agreement and the merger.

        As of the record date for the special shareholders meeting, one of PKLB's directors had loaned $350,000 to PKLB in a series of loans. If the merger does not take place, PKLB's ability to repay these loans is uncertain. That uncertainty may have influenced him to recommend that PKLB shareholders vote in favor of approval of the merger agreement and the merger. The merger agreement also provides that this director will become a director of BASi following the merger.

        Some executive officers of PKLB have severance agreements that will become effective as a result of the merger that may influence them in voting for the merger. One of these executive officers is a director of PKLB. Under these severance agreements, if the officer is terminated other than for just cause within two years following the merger, the officer will be entitled to receive his or her current salary for either six months or one year following such termination.

        The continuation of indemnification obligations for current directors of PKLB following completion of the merger may have influenced these directors in making their recommendation that PKLB shareholders vote in favor of the approval of the merger agreement and the merger. See "The Merger—Interests of Directors and Executive Officers of PKLB in the Merger" on page 33.

        BASi will face challenges and incur costs in integrating BASi and PKLB and, as a result, may not realize the expected benefits of the merger.

        Integrating the operations of BASi and PKLB will be a costly and complex process. The parties estimate the aggregate costs of the transaction and integration of their businesses to be approximately $750,000. The diversion of the attention of management and any difficulties encountered in the process of combining the companies could cause disruptions in the combined business operations. Further, the process of combining the companies and the related uncertainties could negatively affect employee performance, satisfaction and retention. As a result of the merger, the combined company will incur transaction and integration costs that may exceed the above estimate, either of which may negatively affect BASi's financial condition and operating results.

        PKLB has not obtained a fairness opinion and did not form a special committee of disinterested directors in connection with the merger.

        PKLB's board of directors did not consult with or obtain an opinion of any independent financial advisors that the merger and the exchange of PKLB shares for BASi common shares and the BASi notes are fair from a financial viewpoint to the shareholders of PKLB. However, PKLB's board of directors has determined that the merger is fair and is in the best interests of PKLB shareholders. See "The Merger—Reasons for the Merger; Recommendations of the Board of Directors" beginning on page 30. PKLB did not form a special committee of disinterested directors in connection with its evaluation of the merger. See "The Merger—Interests of Directors and Executive Officers of PKLB in the Merger" on page 33.

        Both BASi and PKLB may not be able to take certain actions prior to the merger because of restrictions in the merger agreement.

        While the merger agreement is in effect, and prior to the closing of the merger, neither BASi nor PKLB is permitted to declare or pay any dividend or distribution with respect to its shares of capital stock. Further, the merger agreement contains certain limitations on the ability of PKLB to take certain actions prior to the merger, including the following:

  •
  borrow money, incur indebtedness, or guarantee the debt of another;

  •
  amend its articles of incorporation or bylaws;

  •
  enter into any joint venture, partnership or profit-sharing agreement;

  •
  make expenditures for the purchase and lease of products and services;

  •
  increase its number of employees and the compensation of its directors, officers and employees;

  •
  sell or lease a material portion of its assets;

  •
  enter into, amend or waive any provision of certain material contracts;

  •
  settle certain types of claims or litigation; or

  •
  acquire a controlling interest in any entity, or acquire certain non-publicly traded securities or real property or mortgage investments.

        You should read the merger agreement for a complete and more detailed description of these and the other limitations on the actions that may be taken by BASi and PKLB prior to the merger. See "The Merger Agreement—Conduct of Business" on page 39.

        PKLB may suffer negative consequences if the merger is not approved by the shareholders or does not take place.

        If the merger is not completed, PKLB may be subject to the following risks:

  •
  There may be a decline in the price of its common shares to the extent that the market price of PKLB common shares reflects a market assumption that the merger will be completed.

  •
  PKLB will have to pay various costs related to the merger, such as legal and accounting fees and expenses, even if the merger is not completed. Such expenses may amount to $200,000.

  •
  Currently, PKLB is not deriving sufficient income from operations to support its operations. PKLB has no assurance that it could obtain financing or other sources of working capital necessary for ongoing operations.

  •
  If the merger agreement is terminated and the PKLB board of directors determines to seek another merger or business combination, PKLB may not be able to find any partner or a partner willing to pay an equivalent or more attractive price than the price to be paid in the merger.

  •
  If PKLB or PI Acquisition Corp. terminates the merger agreement due to the acceptance by PKLB of a superior acquisition proposal, PKLB will pay BASi a $200,000 break-up fee and will pay the expenses of both BASi and PI Acquisition Corp., with 50% due on the day the merger agreement is terminated and 50% due within ninety days from the date of such termination. If either PKLB or PI Acquisition Corp. terminates the merger agreement due to a willful breach by the other party of any of its representations, warranties, covenants or other agreements contained in the merger agreement, the breaching party will pay a $200,000 break-up fee and will pay the expenses of the terminating party. If either PKLB or PI Acquisition Corp. terminates the merger agreement due to a breach by the other party of any of its representations, warranties, covenants or other agreements contained in the merger agreement and such breach was not willful, the breaching party will pay the expenses of the terminating party.

        Continued deterioration in PKLB's operating results and financial condition may constitute a material adverse change, allowing BASi to terminate the merger agreement.

        The closing of the merger is subject to the satisfaction of certain conditions, including the requirement that there has not been a change or changes concerning PKLB that would, individually or in the aggregate, have a material adverse effect on the business, results of operations or condition of PKLB. PKLB's operating results and financial condition have continued to deteriorate since the date that the merger agreement was executed. If this deterioration continues, on the date of the closing it may constitute a change that has had a material adverse effect on PKLB. In that event, pursuant to the terms of the merger agreement BASi may, at its option, elect not to close the transaction and to terminate the merger agreement.

  Risks Relating to BASi after the Merger

        An investment in BASi's common shares involves a number of risks, some of which could be substantial and are inherent in its business. You should consider the following factors carefully in evaluating the proposal to be voted on at the PKLB special shareholders meeting. Additional risks not presently known to BASi or that BASi currently deems immaterial may also impair BASi's business operations. Actual future results and trends may differ materially from historical or anticipated results depending on a variety of factors, including, but not limited to, those described in this section.

        BASi's revenue could be harmed by a decline in demand for its products and services.

        BASi's revenues are highly dependent on research and development expenditures and compliance testing expenditures by the pharmaceutical and biotechnology industries. Decreases in such expenditures, including those resulting from a general economic decline in these industries, could decrease the demand for the services and products provided by BASi and could have a material adverse effect on BASi's revenues.

        BASi has benefited from the growing tendency of companies to engage independent organizations to conduct development and testing projects. Any reduction in the outsourcing of research, development or testing activities, or any reduction in public funding of science and technology could decrease the demand for the services and products provided by BASi and could have a material adverse effect on BASi's revenues.

        BASi's Culex® product is new and failure to sell Culex® units may have a significant impact on BASi's profitability.

        BASi has made a material investment in the development and marketing of the Culex® Automated Blood Sampling Device. Culex® and its disposables represented approximately 10% of BASi's revenues in fiscal 2002. Culex® generates higher gross margins than BASi's bioanalytical services and many of BASi's other products and, therefore, sales of Culex® units have a disproportionate impact on BASi's revenues and gross profit. Culex® units are sold primarily to pharmaceutical companies and sales are largely dependent upon research and development spending by those companies. Significant reductions in research and development spending or increased outsourcing of bioanalytical work by these pharmaceutical companies could reduce the demand for Culex® units which, in turn, could have an adverse effect on BASi's revenues and gross profit. BASi's quarterly results may experience significant fluctuations based upon the level of Culex® sales.

        The ability to hire and retain qualified employees is critical to BASi's success.

        BASi's business is labor intensive and involves the delivery of highly specialized professional services. BASi's future growth and success depends in large part upon its ability to attract, train, manage and retain highly skilled professional, scientific and technical operating staff. There is significant competition from BASi's competitors as well as from the in-house research departments of pharmaceutical and biotechnology companies and other enterprises for employees with the skills required to perform the services offered by BASi. Although BASi has confidentiality agreements with its scientific and technical operating personnel, BASi does not have in place covenants not to compete that would directly preclude its employees from being employed by a competitor. There can be no assurance that BASi will be able to attract, train, manage and retain a sufficient number of highly skilled employees in the future or that it will continue to be successful in training, retaining and managing its current employees. The loss of a significant number of employees or BASi's inability to hire sufficient numbers of qualified employees could have a material adverse effect on BASi's ability to obtain and perform contracts to provide its services.

        BASi relies to a significant extent on a number of key executives, including Peter T. Kissinger, Ph.D., its President and Chairman of the Board. BASi maintains key man life insurance on Dr. Kissinger in the amount of $1.0 million. The loss of the services of any of BASi's key executives could have a material adverse effect on BASi.

        Less stringent legislation and governmental regulation of the drug development process may adversely affect demand for BASi's products and services.

        BASi's business depends in part on government regulation of the drug development process by the United States and foreign governments. More stringent governmental regulation of the drug development process increases the need for the types of services and products provided or produced by BASi. Recently, legislation has been proposed that would substantially modify the current requirements for FDA administration of the drug and device approval process. Under the proposed legislation, applications for approval of new drugs could be made to private accredited facilities in lieu of the FDA. As a result, the number of clinical trials of new drugs would be reduced and other rules administered by the FDA would be simplified. Any change in the scope of regulatory requirements or the introduction of simplified drug or device approval procedures could decrease the demand for BASi's services and could adversely affect BASi's revenues.

        BASi's revenues are dependent, in part, upon continued compliance with governmental requirements applicable to facilities and techniques used in the manufacture of products for clinical use and the provision of services. BASi's facilities are subject to scheduled periodic regulatory inspections to ensure compliance with FDA requirements. Failure on the part of BASi to comply with applicable requirements could result in the termination of ongoing research, the discontinuance of selected operations of BASi, the disqualification of data for submission to regulatory authorities and fines and penalties being assessed against BASi.

        BASi operates in a highly competitive market and may not be able to compete effectively.

        With respect to its products, BASi primarily competes with several large equipment manufacturers. With respect to its services, BASi primarily competes against in-house research departments of pharmaceutical and biotechnology companies and other full-service contract research organizations. Many of BASi's competitors possess substantially greater capital, technical and other resources than BASi. BASi's failure to compete effectively in any one or more of these areas could have a material adverse effect on BASi's revenues.

        Lack of qualified study participants may limit or impair BASi's Phase I clinical study business.

        PKLB has used and, following the merger, BASi will use volunteer study participants for each Phase I clinical study. The availability of sufficient numbers of qualified and willing study participants has at times been, and could in the future be, a limitation of the combined company's business. BASi's inability to attract qualified individuals for its studies would have a material adverse effect on BASi's ability to provide Phase I clinical studies, thus, negatively impacting the revenue and profitability of the Phase I business.

        BASi's revenues could suffer from the termination of contracts with certain of its clients or an adverse change in the financial health of such clients.

        Two major pharmaceutical companies, Pfizer Inc. and Pharmacia, Inc., accounted for approximately 30% of BASi's total revenues during 2001 and 28% of total revenues in 2002. During 2002, the companies announced that they intended to merge. To date, this proposed merger has not adversely affected BASi's relationship with Pfizer or Pharmacia. In fiscal year 2002, Pfizer represented approximately 19% of BASi's revenues, and Pfizer and Pharmacia combined represented approximately 28% of BASi's revenues. A significant reduction in research and development spending of Pfizer, Pharmacia or the combined entity resulting from the proposed merger could have a material adverse effect on BASi's revenues. There can be no assurance that BASi's business will not continue to be dependent on continued relationships with the combined Pfizer/Pharmacia or other clients or that annual results will not be dependent upon performance of a few large projects. In addition, there can be no assurance that significant clients in any one period will continue to be significant clients in other periods.

        Generally, BASi's service contracts are terminable by the client upon notice at any time. In fiscal year 2002, approximately 61% of revenues were derived from contract services. Most service contracts have cancellation charges. Those charges vary depending on the type of service provided and the investment in materials, facilities and people committed. Cancellation fees after contract signing but before study commencement can vary from $5,000 to $30,000 depending on the total contracted costs of the study and how much notice is given before the study was scheduled to begin. In virtually all recorded studies cancelled while in progress, BASi has recovered all prepaid costs, normally 25 to 50% of total project costs. Additional charges often applied. Contracts may be terminated for a variety of reasons, including the client's decision to forego a particular study, failure of products to satisfy safety requirements and unexpected or undesired product testing results. The loss of business from a significant client or the cancellation of a major contract or series of commitments could have a material adverse effect on BASi's revenues and earnings.

        BASi must obtain and maintain exclusive rights to its patents and proprietary technology.

        BASi's business is dependent, in part, on its ability to obtain patents in various jurisdictions on its current and future technologies and products, to defend its patents and protect its trade secrets and to operate without infringing on the proprietary rights of others. There can be no assurance that BASi's patents will not be challenged by third parties or that, if challenged, those patents will be held valid. In addition, there can be no assurance that any technologies or products developed by BASi will not be challenged by third parties owning patent rights and, if challenged, will be held to not infringe those patent rights. The expense involved in any patent litigation can be significant. BASi also relies on unpatented, proprietary technology, and there can be no assurance that others will not independently develop or obtain similar products or technologies.

        BASi's business could be adversely affected by its failure to successfully identify or implement future acquisitions, including the acquisition of PKLB.

        BASi believes that PKLB will complement its core operations and anticipates reductions in the cost of operating the combined companies following the merger. However, BASi's growth strategy includes making selective strategic acquisitions of assets or business entities engaged in similar or complementary lines of business, including the acquisition of certain assets of LC Resources, Inc. completed in December 2002. If BASi issues its common shares in these acquisitions, the voting power of existing BASi shareholders (including former PKLB shareholders) will be diluted. Moreover, depending on the level of earnings of the target company and the number of BASi shares issued in the transaction, BASi's earnings per share may also be diluted. Dilution of earnings per share may adversely affect the market price of BASi's common shares. BASi and other companies in the industry have encountered the following difficulties in implementing strategic acquisitions: identification, negotiation, completion and integration of these acquisitions require significant commitments of capital and management time and attention; expected benefits from the merger may not be fully realized or realized within the expected time frame or at all due to lower than expected revenues following the merger; and there may be greater than expected costs or difficulties related to completing the merger and, following the merger, to the integration of the businesses. Failure to successfully implement or integrate this or one or more other strategic acquisitions may have a material adverse effect on the business and financial condition of BASi.

        BASi's leverage levels and credit arrangements restrict its business activities.

        As of December 31, 2002, BASi had approximately $15.5 million of consolidated indebtedness (including capital lease obligations). BASi expects to incur additional consolidated indebtedness of approximately $[4,644,000] upon consummation of the merger. The degree to which BASi is leveraged could restrict BASi's activities, including its ability to make capital expenditures, to respond efficiently to market conditions, to take advantage of business opportunities and to obtain additional financing and could force BASi to restructure or refinance its indebtedness or seek additional equity capital. Capital expenditures will be necessary in the future to maintain and increase production capacity, improve quality and productivity and meet anticipated competitive requirements, while failure of BASi to generate sufficient internal funds or to obtain financing for these expenditures on acceptable terms to meet these capital expenditure needs could have a material adverse effect on BASi. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Bioanalytical Systems, Inc.—Liquidity and Capital Resources" beginning on page 50.

        BASi's revolving line of credit does contain covenants that, among other things, restrict the ability of BASi and its subsidiaries to: (i) incur additional indebtedness; (ii) engage in transactions with affiliates; (iii) create liens on assets; (iv) sell assets; (v) make investments; (vii) make dividend payments; and (viii) engage in certain acquisitions. In addition, under the terms of the revolving line of credit BASi will be required to comply with certain financial covenants, such as: (a) maintenance of a certain ratio of interest bearing indebtedness (not including subordinated debt) to earnings before income taxes, depreciation, amortization, and interest expense; (b) maintenance of a certain ratio of total indebtedness to tangible net worth and subordinated debt; (c) maintenance of a certain ratio of fixed charge coverages; (d) maintenance of a certain ratio of current assets to current liabilities; and (e) limits on the amount of capital expenditures that can be made using funds other than long-term indebtedness in a single fiscal year. BASi's ability to continue to comply with the covenants and restrictions in the agreements governing its indebtedness, and to otherwise meet the obligations under its indebtedness generally, will be dependent upon future performance, which will be subject to demand for BASi's services and products, prevailing economic and competitive conditions and other factors, including factors beyond the control of BASi.

  There May Be Other Risks That Are Not Known to BASi At This Time.

        BASi's business may become subject to other risk factors which may be identified from time to time in BASi's periodic SEC filings and other public announcements.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        This information statement/prospectus contains or incorporates by reference forward-looking statements, including information concerning possible or assumed future results of operations of BASi and PKLB, that are subject to risks and uncertainties. These forward-looking statements are necessarily dependent upon assumptions and estimates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors, including those set forth under "Risk Factors," "The Merger—Background of the Merger," "The Merger—Reasons for the Merger; Recommendations of the Board of Directors" and those preceded by, followed by or that include the words "believes," "expects," "anticipates" or similar expressions.

        These factors, in addition to those discussed elsewhere in this information statement/prospectus and in the documents that are incorporated into this information statement/prospectus by reference, could affect the industries in which BASi and PKLB operate in general, and/or each company in particular. Future results could differ materially from those expressed in the forward-looking statements contained in this information statement/prospectus due to the matters discussed under the captions referred to above.

        Accordingly, you should not place undue reliance on forward-looking statements, which speak only as of the date of this information statement/prospectus, or, in the case of documents incorporated by reference, the date of those documents.

        All subsequent written and oral forward-looking statements attributable to BASi or PKLB or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither BASi nor PKLB assumes any obligation to update any such forward-looking statements to reflect events or circumstances after the date of this information statement/prospectus.

THE SPECIAL SHAREHOLDERS MEETING

  Time and Place of the Special Meeting; Matters To Be Considered

        The PKLB special shareholders meeting will be held at 302 West Fayette Street, Baltimore, Maryland 21201 on [Meeting Date], 2003 at 10:00 a.m., local time. At the PKLB special shareholders meeting, shareholders of PKLB will vote on a proposal to approve and adopt the merger agreement and the merger. The PKLB board of directors has unanimously approved the merger agreement and the merger and unanimously recommends that the shareholders of PKLB vote "FOR" the approval of the merger agreement and the merger.

  Vote Required and Voting Rights

        The affirmative vote of each of the following groups is required to approve the merger:

  •
  the holders of at least two-thirds (2/3) of the outstanding common shares voting as a separate class;

  •
  the holders of at least two-thirds (2/3) of the outstanding Class A Preferred shares voting as a separate class; and

  •
  the holders of at least two-thirds (2/3) of the outstanding Class B Preferred shares voting as a separate class.

        In the separate class votes, each share is entitled to one vote. If you abstain or fail to vote your shares on these proposals, it will have the same effect as voting against approval of the merger agreement and the merger.

        On [Record Date], 2003, PKLB directors and executive officers beneficially owned [number held on Record Date] shares of the outstanding PKLB common shares. These shares represented approximately [percent held on Record Date]% of the PKLB common shares outstanding on [Record Date], 2003. On [Record Date], 2003, PKLB directors and executive officers beneficially owned [number held on Record Date] Class A Preferred shares. These shares represented [percent held on Record Date]% of the outstanding Class A Preferred shares. Each of the directors and executive officers of PKLB has indicated he or she intends to vote "FOR" approval of the merger agreement and the merger.

        Holders of 717,194 Class A Preferred shares, including a PKLB director, have entered into a voting agreement pursuant to which, among other things, they have agreed to vote their shares in favor of the merger agreement and the merger at the special shareholders meeting. These shares represent 86% of the outstanding Class A Preferred shares. The sole holder of the Class B Preferred shares has advised PKLB that it intends to vote its shares in favor of approval of the merger agreement and the merger. As of the record date for the special shareholders meeting, BASi owned 5,835,962 PKLB common shares, representing approximately 70% of the PKLB common shares entitled to vote at the special meeting and constituting enough shares to approve the merger on behalf of the PKLB common shareholders. BASi intends to vote its shares in favor of approval of the merger agreement and the merger. As of the record date for the special shareholders meeting, these shares, together with the Class A Preferred shares subject to the Voting Agreement and the Class B Preferred shares, represent sufficient voting power to approve the merger agreement and the merger at the special meeting without the vote of any other shareholder of PKLB.

  Record Date; Quorum

        Only holders of record of PKLB common shares, Class A Preferred shares and Class B Preferred shares at the close of business on [Record Date] , 2003 are entitled to receive notice of and vote at the PKLB special shareholders meeting. As of [Record Date], 2003, there were [8,332,091] PKLB common shares entitled to vote, held by [2,192] holders of record. As of [Record Date], 2003, there were 833,300 Class A Preferred shares, held by 13 holders of record. As of [Record Date], 2003, there were 250,000 Class B Preferred shares, held by one holder of record. Holders of shares representing a majority of the votes entitled to be cast, present in person or represented by proxy, will constitute a quorum for the transaction of business at the PKLB special shareholders meeting.

        A list of shareholders entitled to vote at the PKLB special shareholders meeting will be available during normal business hours at the offices of PKLB, 302 West Fayette Street, Baltimore, Maryland 21201, for the ten day period before the PKLB special shareholders meeting, and also at the PKLB special shareholders meeting.

  Solicitation of Proxies

        PKLB will not solicit proxies from its shareholders for the PKLB special shareholders meeting.

  Appraisal Rights

        PKLB is organized under Maryland law. Under Maryland law, PKLB shareholders are entitled to dissent from the merger, and, if the merger is consummated, obtain payment of the fair value of their shares in cash. The following summary is qualified in its entirety by reference to the provisions of the Maryland Annotated Code, Corporations & Associations, Sections 3-201 through 3-213, the full text of which is attached to this information statement/prospectus as Annex B. As the preservation and the exercise of an objecting shareholder's rights require strict adherence to the provisions of these laws, each PKLB shareholder who might desire to exercise such rights should review such laws carefully, timely consult his or her own legal advisor, and strictly adhere to the provisions thereof.

        In order to preserve your right to receive payment of the fair value of your shares, you must:

  •
  file with PKLB a written objection to the proposed merger at or before the special shareholders' meeting at which the merger will be considered;

  •
  NOT vote in favor of the merger; and

  •
  Within 20 days after the Maryland Department of Assessments and Taxation accepts the articles of merger for record, make a written demand on the successor, PKLB, for payment of your PKLB shares. The written demand must state the number and class of shares for which you demand payment.

        A PKLB shareholder who fails to comply with these requirements is bound by the terms of the merger.

        Once you have filed a written demand on PKLB for payment of the fair value of your shares, the demand may be withdrawn only with the consent of PKLB.

        PKLB will notify each shareholder who has filed a written objection to the proposed merger of the date of the acceptance of the articles of merger by the Maryland Department of Assessments and Taxation. PKLB may also send a written offer to pay the objecting shareholder what it considers to be the fair value of the shares. PKLB is not required to make such an offer. If it does, however, such offer will be accompanied by a balance sheet of PKLB as of a date not more than six months before such offer, a profit and loss statement of PKLB for the 12 months ending on the date of the balance sheet and any other information PKLB considers pertinent. PKLB will deliver the notice and any offer to each objecting shareholder by certified U.S. mail, return receipt requested, at the address you give PKLB in writing, or, if none, at the address as it appears on the records of PKLB.

        The fair value of PKLB shares will be determined as of the close of business on the day the PKLB shareholders vote on the merger. Fair value will not include any appreciation or depreciation that directly or indirectly results from the merger or from its proposal. A PKLB shareholder who demands payment for his shares has no right to receive any dividends or distributions payable to holders of record of those shares and ceases to have any rights of a PKLB shareholder with respect to those shares, except the right to receive payment of their fair value.

        If you and PKLB fail to agree on the fair value of your shares, either you or PKLB may petition a court in Baltimore City, Maryland for an appraisal to determine the fair value of the shares. Such petition must be filed within 50 days after the Maryland Department of Assessments and Taxation accepts for record the articles of merger. If the petition for an appraisal is not filed within the 50-day period, you will lose your appraisal rights. It is the burden of the beneficial shareholders to prove their ownership of shares and right to demand an appraisal. If the court finds that the objecting shareholder is entitled to an appraisal of his shares, it will appoint three disinterested appraisers to determine the fair value of the shares on terms and conditions the court considers proper.

        Unless the court sets a longer time, the appraisers will, within 60 days after their appointment, determine the fair value of the shares as of the appropriate date and file a report stating their conclusion as to the fair value of the shares and the reasons for this conclusion and including a transcript of all testimony and exhibits offered. On the same date the report is filed, the appraisers must mail a copy of it to each party to the appraisal proceeding. Within 15 days thereafter, any party may object to the report and request a hearing.

        Following the receipt of the report of the appraisers and on motion of any party to the proceeding, the court will enter an order confirming, modifying or rejecting the report and, if appropriate, setting the time for payment by PKLB to the objecting shareholder. A judgment for the shareholder will award the value of the shares. In addition, a judgment for the shareholder will award interest from the date the shareholders voted on the merger, unless the court finds that the failure of the shareholder to accept an offer for the shares made by PKLB was arbitrary and vexatious or not in good faith.

        PKLB would be required to pay the costs of the appraisal proceeding, unless the court finds that the failure of the shareholder to accept an offer for the shares was arbitrary and vexatious or not in good faith. PKLB is not required to pay for an objecting shareholder's shares or to pay the judgment in an appraisal proceeding unless, simultaneously with payment, the certificates representing the shares are surrendered to PKLB, endorsed in blank and in proper form for transfer, or satisfactory evidence of the loss or destruction of the certificates and a sufficient indemnity bond are furnished.

        Failure to take any necessary step will result in a termination or waiver of your appraisal rights. A person having a beneficial interest in PKLB shares that is held of record in the name of another person, such as a trustee or nominee, must act promptly to cause the record holder to follow the requirements in a timely manner if such person elects to demand payment of the fair value of such shares.

THE MERGER

  General

        The merger agreement provides for the merger of a wholly owned subsidiary of BASi into PKLB. As a result of the merger, PKLB will become a wholly owned subsidiary of BASi and holders of PKLB common shares and/or Class B Preferred shares will be entitled to receive BASi common shares in exchange for the PKLB common shares and/or Class B Preferred shares they own. Holders of Class A Preferred shares will receive 6% Subordinated Convertible Notes due 2008 issued by BASi.

        For each PKLB common share you own, you will receive one-twelfth (1/12) of one BASi common share. For each Class B Preferred share you own, you will receive one-twelfth (1/12) of one BASi common share for each PKLB common share you would have had the right to receive if you had converted your Class B Preferred shares immediately prior to the merger. Each Class B Preferred share is convertible into 1.00062 PKLB common shares. In addition, the warrant held by the Class B Preferred shareholder to purchase 100,000 PKLB common shares at a price of $6.00 per share will be exchanged for a warrant to purchase 8,333 BASi common shares at a price of $72.00 per share. Pursuant to the terms of PKLB's articles of incorporation, in the event of a transaction such as the merger, before any payment or distribution can be made to the holders of PKLB common shares or Class B Preferred shares, the holders of the Class A Preferred shares are entitled to receive $5.925 per share. For each Class A Preferred share you own, you will receive a 6% Subordinated Convertible Note due 2008 issued by BASi in a principal amount equal to $4.80 per Class A Preferred share.

        As a result of the merger, former PKLB shareholders will own approximately 4.8% of the outstanding BASi common shares. This percentage is based on the number of BASi common shares and PKLB common shares and Class B Preferred shares outstanding on [Record Date], 2003. If all of the 6% Subordinated Convertible Notes due 2008 were converted into BASi common shares at $16.00 per share, BASi would issue an additional 249,990 shares and former PKLB shareholders would own approximately 9.5% of BASi outstanding shares.

        The discussion of the merger and the description of the principal terms of the merger agreement in this information statement/prospectus are summaries only. You should refer to the merger agreement for the details of the merger and the terms of the merger agreement. We have attached a copy of the merger agreement to this information statement/prospectus as Annex A. Please see "The Merger Agreement" beginning on page 38.

  Background of the Merger

        In 2000, the PKLB Board of Directors discussed the desirability of finding a strategic partner for PKLB. These discussions were initiated primarily out of a concern as to whether PKLB's operating results would permit it to continue as a going concern.

        Dr. James Wilkinson, President of PKLB, made several inquiries to other companies in the contract research organization industry. None of the companies contacted expressed any significant interest in a transaction with PKLB.

        In September 2001, a director of PKLB, Mr. Thomas Kearns, suggested Dr. Wilkinson contact Mr. Gene Tanner of NatCity Investments regarding the possibility of a strategic partnership with a group with which Mr. Tanner is associated. Dr. Wilkinson spoke with Mr. Tanner by telephone to express interest in initiating talks with this group. Mr. Tanner suggested Dr. Wilkinson call Mr. Joseph Broecker of Periculum Capital. Dr. Wilkinson placed a call to Mr. Broecker also in September 2001 to discuss the potential for a strategic partnering arrangement. Mr. Broecker stated he was an advisor to BASi and they might be open to the idea of a transaction with PKLB.

        In November 2001, a confidential disclosure agreement was signed by the parties relating to the confidentiality of information exchanged by the parties relating to each respective company.

        At a meeting of the PKLB Board of Directors on November 8, 2001, Dr. Wilkinson advised the Board of Directors regarding the initial discussions with BASi and there was continued general discussion on the desirability of entering into a strategic partnering arrangement with another contract research organization.

        On December 14, 2001, Dr. Michael Silvon, Vice President of BASi, visited the PKLB facility to meet with Dr. Wilkinson, Mr. Jeffrey Scheidt, Vice President and Chief Financial Officer, and Ms. Cynthia Schurick, Vice President of Business Development of PKLB. At this meeting, there were discussions regarding the operations of both companies and the benefits and synergies of a combination between BASi and PKLB.

        On January 11, 2002, Dr. Wilkinson and Mr. Leslie Daniels, a director of PKLB, visited BASi at its headquarters for a meeting of certain of the principals of both companies. The primary purposes of the meeting were to introduce the principals and to gauge the interest of both companies in a possible combination. Dr. Wilkinson made a presentation to Dr. Peter T. Kissinger, Chief Executive Officer of BASi, Mr. Broecker, Mr. Douglas Wieten, Chief Financial Officer of BASi, Dr. Ronald Shoup, President of BASi Analytics, and Dr. Silvon. Dr. Wilkinson's presentation consisted of sales and marketing information regarding PKLB, including public information regarding PKLB and financial projections for the remainder of the fiscal year. The BASi officers then made a presentation to Dr. Wilkinson and Mr. Daniels regarding the business of BASi. Discussions centered on the benefits a merger would have for both companies, however no terms of any possible merger had been proposed, nor were any discussed at that time.

        On February 6, 2002, Dr. Wilkinson received a letter from Dr. Silvon containing a proposal for the acquisition of PKLB by BASi. In his letter, Dr. Silvon expressed BASi's desire to perform initial due diligence regarding the business, assets and liabilities of PKLB and contained BASi's proposal, subject to such due diligence review, for a merger between PKLB and a wholly-owned subsidiary of BASi. The proposed merger consideration consisted of one BASi common share for 9.83 PKLB common shares, with Class A and Class B Preferred shares being converted to PKLB common shares prior to the merger. The exchange rate for the common shares was determined based upon the average weighted share values for both companies' common shares over the 20 days prior to the date of the letter, plus a 5% premium to PKLB.

        At a meeting of the Board of Directors of PKLB on February 7, 2002, Dr. Wilkinson summarized the discussions with BASi and his review of the operations of BASi and provided board members with the most recent BASi annual report. There was lengthy discussion on the desirability of partnering with another contract research organization and the board instructed Dr. Wilkinson to continue to pursue partnering opportunities, including the opportunity with BASi. Dr. Wilkinson made several further telephone inquiries to potential partners but received no interest or responses to such inquiries.

        During the next several months, Mr. Daniels and Dr. Kissinger engaged in informal discussions regarding the value of PKLB, the benefits of a merger between the two companies, and the possible terms of such a merger. The terms that were discussed centered on merger consideration consisting of BASi common shares in exchange for PKLB common shares at an exchange rate to be based on the average weighted share values for both companies' common shares over the 20 days preceding the date of measurement. Also discussed was the consideration to be received by the Class A Preferred shareholders. Mr. Daniels and Dr. Kissinger discussed the option of issuing debt to the Class A Preferred shareholders instead of equity. It was proposed that the Class A Preferred shareholders would receive 5% Convertible Subordinated Debentures due January 1, 2008, issued by BASi in an aggregate principal amount of $5,000,000 with a conversion price of $12.00 per BASi common share. The principal amount of the debentures equaled the amount of the Class A Preferred shareholders'

initial investment in PKLB of $5,000,000, and a conversion price of $12.00 per share was a price discussed by the parties, although it was not derived from any existing number.

        On February 13, 2002, Dr. Silvon again visited PKLB for additional discussions regarding a possible merger. Dr. Kissinger visited PKLB on February 18 and 19, 2002 to continue discussions on the benefits of a merger. The discussions that took place during these visits centered on the business aspects of the proposed combination of the two companies. The parties discussed the synergies between the cultures and businesses of BASi and PKLB and the ways in which services could be allocated between the two companies following a merger.

        On March 6 and 7, 2002 Dr. Wilkinson and Ms. Schurick visited the BASi headquarters again to discuss additional details of a possible merger. On March 8 and 9, 2002, Dr. Shoup visited PKLB in Baltimore to observe operations and meet key staff. As with the February meetings, discussions focused on the business aspects of a merger of BASi and PKLB, and no financial terms were discussed.

        A telephonic meeting of the PKLB Board of Directors was held on May 14, 2002, at which time Dr. Wilkinson provided the board with an update on the proposed merger with BASi, including the preliminary financial terms that had been verbally discussed between Mr. Daniels and Dr. Kissinger. The board authorized management to pursue a transaction with BASi.

        In reaching such decision, the board considered a variety of factors, including the following:

  •
  That there had been no interest expressed by other parties in a transaction with PKLB and the likelihood that there would not be any other interested parties with which a transaction could be completed within a reasonable period of time;

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  The financial condition of PKLB and the uncertainty that the results from operations would be sufficient to support the liquidity requirements of PKLB through June 30, 2003;

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  The significant uncertainties about the ability of PKLB to continue as a going concern;

  •
  The strategic benefits of a transaction with BASi from the viewpoint of the long-term financial interests of the shareholders of PKLB; and

  •
  The likelihood that the PKLB shareholders would receive less consideration than that offered in the proposed transaction if PKLB were liquidated.

        At the time of this meeting, although a merger with BASi had been preliminarily approved, negotiations were ongoing, and no definitive terms of the merger had been agreed upon by the parties.

        On May 22, 2002, BASi submitted a draft of a merger agreement to PKLB along with a term sheet for the convertible subordinated debentures to be issued to Class A Preferred shareholders in exchange for their Class A Preferred shares. The draft of the merger agreement provided for the merger of PKLB into a wholly-owned subsidiary of BASi on the financial terms that had been discussed by Mr. Daniels and Dr. Kissinger. The merger consideration set forth in the draft agreement consisted of BASi common shares in exchange for PKLB common shares, at an exchange rate of one BASi common share for every 14 PKLB common shares. Class A Preferred shareholders were to receive 5% Convertible Subordinated Debentures due January 1, 2008, issued by BASi in an aggregate principal amount of $5,000,000 with a conversion price of $12.00 per BASi common share. The principal amount of the debentures equaled the amount of the Class A Preferred shareholders' initial investment in PKLB of $5,000,000, and the conversion price of $12.00 per share was a price negotiated and agreed upon by the parties and was not derived from any existing number. PKLB submitted comments to the draft and after further discussions with BASi by Dr. Wilkinson and Mr. Daniels, BASi submitted another draft of a merger agreement to PKLB on June 4, 2002.

        In the revised draft of the merger agreement, the exchange rate for the PKLB common shares consisted of one BASi share for 12 PKLB common shares. The change from the one to 14 exchange ratio was based upon the change in the trading prices of PKLB and BASi common shares during the time between the May 24, 2002 draft of the merger agreement and the June 4, 2002 revised draft. There were also changes made to the consideration to be received by the holders of Class A Preferred shares. Instead of debentures, Class A Preferred shareholders would be issued convertible subordinated notes, also in the aggregate principal amount of $5,000,000 and due January 2008. However, to account for BASi's perception of a decline in the value of PKLB, the draft contained an increased conversion price of $16.00, which had been negotiated between Mr. Daniels and Dr. Kissinger after the submission of the May 24, 2002 draft of the merger agreement. In exchange for the increase in the conversion price, Mr. Daniels and Dr. Kissinger agreed that the interest rate payable on the notes should be raised from 5% to 6%, which change was included in the revised draft of the merger agreement.

        At a PKLB Board of Directors meeting on June 4, 2002, the board reviewed the revised draft of the proposed merger agreement. The board voted to approve the merger agreement as long as there were no substantive changes to the economic terms contained in the definitive merger agreement. The board directed Dr. Wilkinson to negotiate a definitive agreement.

        In reaching its decision, the PKLB board reviewed the factors considered at the May 14, 2002 board meeting. The PKLB Board of Directors also considered the advisability of retaining a financial advisor to render an opinion on the fairness of the proposed transaction to the shareholders of PKLB from a financial viewpoint. Given the financial difficulties of the company and its belief that a strategic merger with BASi was the only viable option for continuing the business of PKLB, the board did not consider a fairness opinion to be necessary or a beneficial use of PKLB's limited resources and decided not to retain a financial advisor. The PKLB board did not rely on a fairness opinion from a financial advisor when it approved the merger agreement. The PKLB board did not consider forming a special committee of disinterested directors to evaluate the merger. All members of the board had an interest in keeping the company in business via a merger with BASi, however, the board members believed that their interests were aligned with those of the common shareholders in maximizing the consideration they would receive in exchange for their PKLB shares. The board believed that the common shareholders would receive significantly more from the merger than they would as a result of the bankruptcy of PKLB given the liquidation preferences of the PKLB preferred shareholders.

        Dr. Wilkinson contacted all board members by telephone on June 12, 2002 to inform them that an agreement as to the basic terms of the merger had been reached and that a definitive agreement would be available shortly. The basic business terms of the agreement were discussed and all board members agreed to proceed.

        In connection with the definitive merger agreement, BASi requested that holders of Class A Preferred shares execute a voting agreement pursuant to which such holders would agree to vote in favor of the merger and the merger agreement.

        On June 19, 2002, the Board of Directors by unanimous consent approved the definitive merger agreement and Dr. Wilkinson signed the agreement on June 20, 2002. Also, on June 20, 2002, Mr. Daniels, pursuant to authority granted by a power of attorney, executed a voting agreement on behalf of himself and other Class A Preferred shareholders agreeing to vote approximately 86% of the votes entitled to be cast by the holders of the Class A Preferred shares in favor of the merger.

        On July 24, 2002, BASi and PKLB executed an amendment to the merger agreement. The amendment revised the exchange terms for the Class A Preferred shares to a set amount of $6.00 per share for clarity, provided for the conversion of an outstanding warrant held by the sole Class B Preferred shareholder to a warrant for the purchase of BASi common shares which had not been addressed and added as a condition to the merger that shareholders holding 10% or more of the outstanding PKLB common shares not exercise dissenter appraisal rights. Dr. Wilkinson executed the amendment pursuant to and with authorization previously adopted by the PKLB Board of Directors.

        Between June and August 2002, BASi loaned PKLB a total of $350,000 for working capital purposes. On November 14, 2002, PKLB executed a Secured Convertible Revolving Note in the principal amount of up to $925,000 payable to BASi to replace the existing notes payable to BASi and to allow PKLB to borrow additional amounts to cover short-term operating requirements. The note issued to BASi carries an annual interest rate of 8%, and all principal and accrued interest is due and payable on May 1, 2003. The outstanding principal amount of the note to BASi is convertible by BASi at any time, subject to the receipt of a waiver from the holders of PKLB's Class B Preferred shares of such holders' anti-dilution protection, into PKLB common stock at a price of $0.1585 per common share, which price represents the average of the closing prices for PKLB's common shares as reported by Nasdaq for the twenty (20) trading days ended November 8, 2002. The note to BASi is secured by a security interest in favor of BASi in all of the assets of PKLB pursuant to a Security Agreement between PKLB, as debtor, and BASi, as secured party. PKLB Limited Partnership, a subsidiary of PKLB, guaranteed the repayment of the note to BASi, pursuant to the terms of an Unconditional Guaranty dated as of November 15, 2002, and pledged the real property located at 302 W. Fayette Street, Baltimore, Maryland to BASi as security for its guaranty pursuant to the terms of an Indemnity Deed of Trust.

        On November 13, 2002, the PKLB Board of Directors approved the grant of a debt conversion option similar to that granted to BASi to Leslie B. Daniels, a director of PKLB. Mr. Daniels has made loans to PKLB in the aggregate principal amount of $350,000. On November 22, 2002, PKLB issued a Convertible Promissory Note in the original principal amount of $350,000 payable to Mr. Daniels as a replacement for the notes payable issued to Mr. Daniels in April, May and June 2002. The principal of the note issued to Mr. Daniels bears interest at a rate of 8% per annum, is due on May 1, 2003 and is convertible into shares of PKLB common stock at Mr. Daniels' option, subject to the receipt of a waiver from the holders of PKLB's Class B Preferred shares of such holder's anti-dilution protection, at a price of $0.1585 per common share, the same price at which the debt to BASi is convertible.

        On November 21, 2002, BASi and PKLB executed a second amendment to the merger agreement. The second amendment revised the merger agreement to provide that all PKLB common shares held by BASi will be canceled automatically as of the effective time of the merger. The second amendment further amended the merger agreement to provide that BASi will have the right to terminate the merger agreement in the event that any holders of PKLB Class A Preferred shares exercise their conversion rights prior to the effective time of the merger and in the event that PKLB is unable to obtain a waiver from the holders of PKLB Class B Preferred shares of such holders' anti-dilution rights triggered by the grant of the conversion right to BASi in the BASi Note. The second amendment also extended the date upon which the parties will have the right to terminate the merger agreement if the merger has not been consummated from December 31, 2002 to March 31, 2003. Finally, the second amendment modified the merger consideration payable to the holders of PKLB Class A Preferred shares by reducing the principal amount of the 6% Subordinated Convertible Note due 2008 from $6.00 per Class A Preferred share to $4.80 per share and modified the form of the 6% Subordinated Convertible Note due 2008 to insert certain subordination provisions required by BASi's lender. Dr. Wilkinson executed the amendment pursuant to and with authorization adopted by the PKLB Board of Directors on November 13, 2002.

        On November 27, 2002, the holder of the outstanding Class B Preferred shares agreed in writing to waive the applicable anti-dilution provisions of PKLB's articles of incorporation, triggering the conversion right for BASi and Mr. Daniels.

  Recommendation of the Board of Directors; Reasons for the Merger

        THE BOARD OF DIRECTORS OF PKLB UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF PKLB VOTE "FOR" THE APPROVAL OF THE MERGER AND THE MERGER AGREEMENT.

        We are proposing the merger because it presents an opportunity to combine our separate operations allowing us to be a stronger competitor in our markets.

  PKLB Reasons for the Merger.

        The PKLB Board of Directors believes that the merger is in the best interests of PKLB shareholders and has unanimously approved the merger agreement and declared it to be advisable, and unanimously recommends that PKLB's shareholders vote "FOR" approval of the merger agreement and the merger.

        In reaching its decision, the PKLB Board of Directors consulted with PKLB management and considered factors weighing both in favor of and against the pursuit of a merger with BASi. The board reviewed the Annual Report of BASi for its fiscal year ended September 30, 2001, other public information regarding BASi located on the Internet by PKLB's management and personal reports of the PKLB board members who had spoken with officers and directors of BASi.

        The factors considered by the PKLB Board of Directors that weighed in favor of the merger centered on the present and expected future financial condition of PKLB, as well as the anticipated benefits of an alliance with BASi, and included the following:

  •
  The continued deterioration of PKLB's business, operations, financial condition, earnings, and prospects as an independent company, including PKLB's loss of ability to locate strategic partners on a timely and cost-effective basis;

  •
  Conditions in the contract research organization industry contributing to the continuing decline in PKLB's financial condition, particularly the lack of access to capital.

  •
  The inability of PKLB, as a result of the above factors, to generate sufficient working capital to reach the necessary critical mass to remain competitive in its principal areas of operation and continue as a going concern;

  •
  The business, operations, financial condition, earnings and prospects of BASi and the strategic fit between the two companies and the compatible nature of their respective businesses;

  •
  The anticipated increased scale, scope and financial strengths and access to capital of the combined company, which is expected to have the financial resources and bargaining power to make more productive use of the assets of PKLB and to leverage those assets, as necessary, at affordable interest rates;

  •
  The fact that PKLB common shareholders were likely to receive more value as a result of the merger than they would from the liquidation of PKLB;

  •
  The potential for improved trading liquidity for the current shareholders of PKLB if they were to hold shares in the combined company; and

  •
  The structure of the merger and the financial and other terms of the merger agreement, including the ability of PKLB, subject to certain conditions, to consider unsolicited alternative proposals, its ability to terminate the merger agreement under certain conditions, and the termination fees payable on the occurrence of certain events.

        PKLB's Board of Directors also identified and considered a variety of potential negative factors in its deliberations concerning the merger, including the following:

  •
  The per share merger consideration in relation to the recent market trading price for PKLB common stock, which at the time of the approval of the merger agreement by the PKLB Board of Directors included a discount to PKLB shareholders of $0.125 per share, although due to changes in the value of PKLB and BASi common shares following the announcement of the execution of the merger agreement, as of [five days prior to such date] there was no such discount;

  •
  As described elsewhere in this information statement/prospectus, the fact that certain members of PKLB's Board of Directors and management might have interests in the merger that are different from those of other PKLB shareholders;

  •
  The risk of possible delays associated with completion of the merger, given the restrictions contained in the merger agreement on PKLB's business operations and PKLB's ability to solicit or discuss possible alternative transactions with other persons or entities;

  •
  The possibility that the merger might not be consummated and the effect of the public announcement of the merger on PKLB's customers, creditors and employees;

  •
  The risk that the potential benefits of the merger might not be fully realized;

  •
  The other risks described under "Risk Factors" beginning on page 15 of this information statement/prospectus; and

  •
  The risk that PKLB's Board of Directors did not receive a fairness opinion on the financial terms of the merger from an independent financial advisor.

        The foregoing discussion of the information and factors considered by the PKLB Board of Directors is not exhaustive, but includes the material factors considered by the PKLB Board of Directors. The PKLB Board of Directors did not quantify the various factors it considered. The PKLB Board of Directors did consider (i) the financial condition of PKLB, (ii) the fact that PKLB's common shareholders would receive more as a result of the merger than they would from the liquidation of PKLB, and (iii) the strategic fit between the two companies, to be more significant factors than any of the others that it considered in connection with its evaluation of the proposed merger. However, the PKLB Board of Directors did not otherwise assign values to any of the factors, positive or negative, that it considered. Rather, the PKLB Board of Directors based its recommendation on the totality of the information presented to and considered by it. In addition, individual members of the PKLB Board of Directors may have given different weight to different factors.

        After considering the above factors, the PKLB Board of Directors determined that the risks associated with the merger were outweighed by the expected benefits of continuing the business of the company as part of a strategic alliance with BASi and, in doing so, giving shareholders the chance to recoup their investment in PKLB, an opportunity that the board believed would not be available in the event that the merger was not consummated. The PKLB Board of Directors, therefore, voted to approve the execution and delivery of the merger agreement.

  BASi Reasons for the Merger.

        In reaching its determination to approve the merger agreement and the transactions contemplated thereby, the BASi board of directors considered a number of factors, including the following:

  •
  The board of directors' belief that PKLB has established strong technical and management teams, which teams would be complementary with those of BASi.

  •
  The board of directors' belief that the acquisition would enable BASi to establish an east coast bioanalytical franchise, furthering BASi's strategic goal of establishing multiple sites, and that PKLB's location in the Baltimore area, near clients, universities and the United States Food and Drug Administration, is an advantage.

  •
  The board of directors' belief that BASi's goals of increasing the number of services that BASi is able to provide to its clients and growing as a contract laboratory provider would be advanced by introducing early phase clinical trials into BASi's portfolio of services.

  •
  The board of directors' belief that the acquisition would allow BASi the opportunity to expand its instrument marketing into underutilized space in PKLB's Baltimore facility.

  •
  The board of directors' belief that the building owned by PKLB in Baltimore would constitute a major physical asset.

  •
  The board of directors' determination that the financial proforma and integration plan for the acquisition generated a reasonable transaction value.

  •
  The board of directors' belief that BASi would bring financial stability, market presence and a beneficial association with the BASi brand to PKLB's business that would enable BASi to improve upon PKLB's current financial performance.

  •
  The board of directors' belief that the acquisition of PKLB and its assets is more prudent, from a financial point of view, than attempting to establish an east coast bioanalytical franchise from scratch, even after accounting for PKLB's current financial condition.

  Interests of Directors and Executive Officers of PKLB in the Merger

        In considering the recommendations of the PKLB Board of Directors with respect to the merger, shareholders of PKLB should be aware that some directors and members of management of PKLB have interests in the merger that are different from, or in addition to, their interests as shareholders generally. The PKLB Board of Directors was aware of these interests and considered them, among other matters, in approving the merger agreement.

        Director Loan and BASi Board Seat.    Leslie B. Daniels, a director of PKLB, has loaned PKLB $350,000 for working capital purposes. These loans were made at various times from February through June 2002 and were evidenced by notes payable to Mr. Daniels. The notes bore interest at 8% and were payable on demand. On November 22, 2002, PKLB issued a Convertible Promissory Note in the principal amount of $350,000 in replacement of the outstanding notes payable to Mr. Daniels. The note is convertible into PKLB commons shares at a conversion price of $0.1585. The note is due May 1, 2003 and bears interest at a rate of 8% per annum. PKLB's ability to repay the note might be questionable if the merger does not occur. Mr. Daniels will also become a director of BASi in connection with the merger.

        Severance Agreements.    James M. Wilkinson, President and a director of PKLB, and Jeffrey Scheidt, Vice President and Chief Financial Officer of PKLB, each have severance agreements that become applicable upon the change of control resulting from the merger. Under the severance agreements, each of these executive officers will receive severance payments in an amount equal to six to twelve months of base salary if he is terminated without "just cause" at any time within two years after the merger. As of December 31, 2002, such severance benefits would be approximately $144,000 for Dr. Wilkinson and $55,000 for Mr. Scheidt.

        Indemnification.    Under the merger agreement, BASi has agreed to provide various continuing indemnification benefits for officers, directors and employees of PKLB. See "The Merger Agreement—Indemnification" on page 41.

  Share Ownership

        On [Record Date], 2003, the record date for the special shareholders meeting, PKLB directors and executive officers beneficially owned [number held on Record Date] of the outstanding PKLB common shares. These shares represented approximately [percent held on Record Date]% of the PKLB common shares outstanding on [Record Date], 2003. On [Record Date], 2003, PKLB directors and executive officers beneficially owned [number held on Record Date] PKLB Class A Preferred shares. These shares represented [percent held on Record Date]% of the Class A Preferred shares outstanding on

[Record Date], 2003. Each of the directors and executive officers of PKLB has indicated that he or she intends to vote "FOR" approval of the merger agreement and the merger. For additional information about share ownership by PKLB Management, see "The Merger—Interests of Directors and Executive Officers of PKLB in the Merger" on page 33.

  Accounting Treatment

        The merger will be accounted for as a purchase by BASi for financial reporting purposes. After completion of the merger, the results of operations of PKLB will be included in the consolidated financial statements of BASi. The purchase price will be allocated to PKLB assets and liabilities based on the fair values of the assets acquired and the liabilities assumed. Any excess of cost over the fair value of the net tangible and intangible assets of PKLB acquired will be recorded as goodwill. These allocations will be made based upon valuations and other studies that have not yet been finalized.

  Federal Income Tax Consequences

        The following is a discussion of certain of the material federal income tax consequences of the merger to BASi, PKLB, and PKLB shareholders who are citizens or residents of the United States or that are domestic corporations. The discussion below is for general information only and does not address all aspects of federal income taxation that may affect particular shareholders in light of their particular circumstances, that are generally assumed to be known by investors or that may affect shareholders subject to special treatment under federal income tax laws. The following discussion assumes that PKLB shares are held as capital assets. In addition, no information is provided in this document with respect to the tax consequences of the merger under foreign, state or local laws.

        The receipt of BASi common shares in exchange for PKLB common shares or Class B Preferred shares and the receipt of BASi's 6% Subordinated Convertible Notes due 2008 in exchange for Class A Preferred shares pursuant to the merger will be a taxable transaction for federal income tax purposes under the Internal Revenue Code, and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Generally, for federal income tax purposes, a shareholder will recognize gain or loss equal to the difference between the value of the shares or notes received by the shareholder pursuant to the merger and the aggregate tax basis in the PKLB shares exchanged by the shareholder.

        If PKLB shares are held by a shareholder as capital assets, gain or loss recognized by the shareholder will be capital gain or loss, and will be long-term capital gain or loss if the shareholder's holding period for the PKLB shares exceeds twelve months. Under present law, long-term capital gains recognized by an individual shareholder will generally be taxed at a maximum federal marginal tax rate of 20%, and long-term capital gains recognized by a corporate shareholder will be taxed at a maximum federal marginal tax rate of 35%. In addition, under present law, the ability to use capital losses to offset ordinary income is limited. You should consult your tax advisor regarding the applicable rate of taxation and your ability to use capital losses to offset ordinary income.

        You will not receive any cash in the merger, other than cash in lieu of fractional shares. Therefore, if you recognize a gain on the exchange of your PKLB shares for BASi shares or notes, you must pay any resulting tax using cash from other sources.

        Conversion of the warrant owned by the holder of the Class B Preferred shares into a warrant to purchase BASi common shares will result in the recognition of gain or loss based upon the difference between the value of the BASi warrant on the date it is issued and the holder's tax basis in the warrant to purchase PKLB common shares. Because the exercise price of the BASi warrant is $72.00 per share, while the market price of BASi's common shares is less than $5.00 per share, the BASi warrant is expected to have only nominal value, if any, on the date of issuance.

        The foregoing summary of material federal income tax consequences of the merger to you as a shareholder of PKLB is based upon the Internal Revenue Code, applicable Treasury regulations thereunder, rulings and pronouncements of the Internal Revenue Service and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial or administrative action. Any such changes may be applied retroactively in a manner that could adversely affect you and could affect the continuing validity of this summary. This summary does not purport to discuss all aspects of Untied States federal income taxation that may be relevant to you in light of your specific circumstances, or to certain types of shareholders subject to special treatment under United States federal income tax laws (for example, foreign persons, dealers in securities, banks and other financial institutions and tax-exempt organizations). No ruling from the IRS has been obtained (or will be sought) as to the United States federal income tax consequences of the merger.

        The preceding discussion sets forth the material federal income tax consequences of the merger but does not purport to be a complete analysis or discussion of all potential tax effects relevant to the merger. Thus, PKLB shareholders are urged to consult their own tax advisors as to the specific tax consequences to them of the merger, including tax return reporting requirements, the applicability and effect of federal, state, local and other applicable tax laws and the effect of any proposed changes in the tax laws.

        Original Issue Discount.    Under the terms of the 6% Subordinated Convertible Notes (the "Notes"), interest is not required to be paid at least annually. As a result, the Notes will be considered to be issued with original issue discount ("OID") within the meaning of Internal Revenue Code Section 1273 for federal income tax purposes. The total amount of OID with respect to a Note will equal the excess of its "stated redemption price at maturity" over its "issue price".

        For federal income tax purposes, the Notes' "stated redemption price at maturity" generally will equal the total of all payments required to be made under the Notes, regardless of whether such payments are denominated as principal or interest (other than "qualified stated interests" payments as such term is defined in the Internal Revenue Code and the related Treasury Regulations). However, the payments to be made under the terms of the Notes do not constitute "qualified stated interest" because they are not required to be made at least annually and thus, all such payments will be included in the determination of "stated redemption price at maturity". The Notes' "issue price" will generally be the price paid by the first buyer of each Note.

        Each holder of a Note will be required to treat such OID as ordinary interest income, included in the holder's income over the term of the Note under a statutorily prescribed method which is intended to approximate the true economic yield of the Notes. OID will therefore be included in each holder's income before the holder actually receives cash representing such income (irrespective of whether the holder is a cash basis taxpayer or an accrual basis taxpayer). Such a holder, however, will not be required to include in income any cash payments or other payments.

        The amount of OID required to be included in a holder's income in any taxable year will be the sum of the "daily portions" of OID for each day during the taxable year for which the Note is held. The daily portions will be determined by allocating a pro rata portion of the OID on the Note attributable to an "accrual period" (i.e., the one-year period, or shorter period, from the date of original issue ending on a date in the calendar year corresponding to either the maturity date of the Note or the one year before such maturity date) to each day during the period. The amount of OID on each Note attributable to an accrual period will be the product of the "adjusted issue price" at the beginning of the accrual period (i.e., the issue price increased by the OID attributable to prior accrual periods reduced by any cash payments, including interest payments, made with respect to the Note in prior accrual periods) multiplied by the yield to maturity of the Note (the interest rate that, when used in computing the present value of all payments of principal and interest under the Note, produces an amount equal to the issue price). The amount of OID required to be accrued annually on the Notes will vary from year to year, reflecting the compounding of OID for prior accrual periods, as well as any periodic cash payments with respect to the Notes.

        The Issuer will report, in the annual tax information statements which the Issuer is required to provide to each holder and to the Internal Revenue Service, the amount of OID which must be included in the holder's income in each year.

        The Notes will be issued in exchange for Class A Preferred shares. Neither the Notes nor the Class A Preferred shares are registered under the Securities Act of 1933 or any other securities law and it is not anticipated that the Notes will be publicly traded. Under Internal Revenue Code Section 1274, the aggregate issue price of the Notes will be equal to the aggregate stated principal amount of the Notes, or $3,999,840. OID in the aggregate amount of approximately $914,463.53 will be amortized on a constant yield to maturity (a rate of approximately 4.638%) over the term of the Notes. A holder of a Note will be required to include interest income in the holder's gross income in an amount equal to the OID that is amortized each year during the term of the Notes which will be as follows assuming an issue date of March 31, 2003:

Year	Aggregate Interest	Interest Per $4.80 Note
Year 1	$142,245	$0.171
Year 2	$195,666	$0.235
Year 3	$194,384	$0.233
Year 4	$192,047	$0.230
Year 5	$189,600	$0.228
Year 6	$523	$0.001

        Disposition or Redemption of the Notes.    The original tax basis of a Note received by the holder will be the issue price of the Note. In general, the holder's tax basis in the Note will be increased by the amount of OID or interest income included the holder's taxable income with respect to the Note and will be reduced by any cash payments of interest and principal received by such holder on the Note.

        An original holder of a Note will recognize gain or loss on the redemption, sale, or exchange of the Note equal to the difference between the amount realized from such redemption, sale or exchange and his or her adjusted tax basis in the Note. Such gain or loss will generally be capital gain or loss (except to the extent of any accrued interest) if the Note is held as a capital asset within the meaning of Internal Revenue Code Section 1221.

        The foregoing discussions do not purport to address the tax consequences to subsequent holders of the Notes. Such holders may be subject to tax consequences different from those discussed above, including the tax consequences of market discount and Note premium rules, and must consult their own tax advisors as to the particular tax consequences which will result to them from holding the Notes.

        Backup Withholding.    Under certain circumstances, OID expected to accrue on the Notes and interest paid on the Notes may be subject to "backup withholding" of federal income tax. Backup withholding does not apply to corporations and certain other exempt recipients, which may be required to establish their exempt status. Backup withholding generally applies if, among other circumstances, a non exempt holder fails to furnish his or her correct social security number or other taxpayer identification number. Special backup withholding rules may apply when payment is made through one or more financial institutions or by a custodian, nominee, broker or other agent of the shareholder. If applicable, holders should contact their brokers to ensure that the appropriate procedures are followed which will prevent backup withholding from being required.

        Prospective investors that are non resident alien individuals, foreign corporations or other non United States persons with the meaning of the Internal Revenue Code must consult their own tax advisors with respect to the particular consequences which will result to them from ownership of the Notes in light of their own particular circumstances.

  Federal Securities Laws Consequences; Stock Transfer Restrictions

        This information statement/prospectus does not cover any resales of the BASi common shares that PKLB shareholders will receive in the merger, and no person is authorized to make any use of this information statement/prospectus in connection with any such resale of BASi common shares.

        All BASi common shares received by holders of PKLB common shares or PKLB Class B Preferred shares in the merger will be freely transferable, except that shares received by "affiliates" of PKLB under the Securities Act of 1933 at the time of the PKLB special shareholders meeting may be resold only in transactions permitted by Rule 145 under the Securities Act of 1933 or as otherwise permitted under the Securities Act of 1933. Persons who may be affiliates of PKLB for those purposes generally include individuals or entities that control, are controlled by, or are under common control with, PKLB, and would not include shareholders who are not officers, directors or principal shareholders of PKLB.

        Neither the notes to be received by holders of the Class A Preferred shares nor the BASi common shares into which they may be converted have been registered under the Securities Act of 1933 ("Act") or any state securities laws and may not be sold unless they are first registered under the Act and applicable state securities laws, or unless an exemption from registration is available. BASi has agreed to certain registration rights applicable to shares issued to the noteholders upon conversion of the notes which will permit resale of those shares under federal securities laws.

  Management of BASi After the Merger

        The current directors and executive officers of BASi will continue in their respective positions after the merger. In addition, Leslie B. Daniels, a director of PKLB, will be appointed to the BASi Board of Directors at the effective time of the merger.

THE MERGER AGREEMENT

        The following summary of the merger agreement is qualified by reference to the complete text of the merger agreement, which is incorporated by reference and attached as Annex A to this information statement/prospectus. We encourage you to read the merger agreement in its entirety.

  Structure of the Merger

        Under the merger agreement, PI Acquisition Corp., a Maryland corporation and a wholly owned subsidiary of BASi, will merge with and into PKLB. As a consequence of the merger, PKLB will become a wholly owned subsidiary of BASi.

  Closing; Effective Time

        The merger will become effective when the articles of merger are filed with the Secretary of State of Maryland. However, we may agree that the merger will become effective as of a later time specified in the articles of merger. We expect to file the articles of merger and complete the merger shortly after the conditions in the merger agreement are satisfied or waived. See "—Conditions to the Completion of the Merger" beginning on page 42.

  What Shareholders Will Receive in the Merger

        For each PKLB common share you own, you will receive one-twelfth (1/12) of one BASi common share. For each Class B Preferred share you own, you will receive one-twelfth (1/12) of one BASi common share for each PKLB common share that your Class B Preferred shares were convertible into immediately prior to the merger. Each Class B Preferred share is convertible into 1.00062 PKLB common shares. In addition, the warrant held by the sole Class B Preferred shareholder to purchase 100,000 PKLB common shares at a price of $6.00 per share will be exchanged for a warrant to purchase 8,333 BASi common shares at a price of $72.00 per share. For each Class A Preferred share you own, you will receive a 6% Subordinated Convertible Note due 2008 issued by BASi in a principal amount equal to $4.80 per each Class A Preferred share you own.

        Immediately after the merger, former PKLB shareholders will own approximately 4.8% of the outstanding BASi common shares. Assuming issuance of the 312,488 shares of BASi common stock into which the 6% Subordinated Convertible Notes due 2008 are convertible, former PKLB shareholders will own approximately 9.5% of the outstanding BASi common shares.

        No fractional BASi common shares will be issued for PKLB common shares or Class B Preferred shares. Instead, the exchange agent will pay an amount in cash determined by multiplying (x) the fractional share interest to which the PKLB shareholder would otherwise be entitled by (y) the average of the closing price of one BASi common share as reported by Nasdaq for the 10 trading days ending on the last trading day immediately prior to the day the merger becomes effective.

  Procedures for Surrender of PKLB Certificates

        As soon as reasonably practicable after the closing of the merger, BASi will instruct the exchange agent for the merger to mail to each person who holds PKLB common shares, Class A Preferred shares, or Class B Preferred shares at the time of the merger, a form of letter of transmittal and instructions with respect to the surrender of the person's PKLB share certificates. The letter of transmittal will also describe the procedures for electronic delivery of shares.

  You should not send your share certificates at this time

        Commencing immediately after the closing of the merger, upon surrender by PKLB shareholders of their share certificates representing PKLB common shares, Class A Preferred shares, or Class B

Preferred shares in accordance with the instructions, holders of PKLB common shares and/or Class B Preferred shares will receive share certificates representing BASi common shares for which those PKLB common shares or PKLB Class B Preferred shares have been exchanged, together with a cash payment instead of fractional shares, if any, as described above, and holders of Class A Preferred shares will receive 6% Subordinated Convertible Notes due 2008 issued by BASi for which those PKLB Class A Preferred shares have been exchanged.

  Dividends and Distributions

        You will not be paid any dividends or distributions on BASi common shares with a record date after the merger until you surrender your PKLB certificates to the exchange agent. When you surrender those certificates, any unpaid dividends will be paid without interest. BASi does not anticipate paying any dividends in the immediate future.

  Lost Certificates

        If any PKLB certificate is lost, stolen or destroyed, the holder must make an affidavit of that fact to the exchange agent in order to receive BASi common shares in respect thereof. In addition, BASi may require the holder to post a bond as indemnity against any claims that may be made.

  Representations and Warranties

        The merger agreement contains representations and warranties by PKLB to BASi and PI Acquisition Corp., and by BASi and PI Acquisition Corp. to PKLB which are customary in similar transactions. Please see Articles IV and V of the Merger Agreement attached as Annex A for additional information regarding these representations and warranties.

        The representations and warranties will not survive the closing of the merger.

  Conduct of Business

        During the period from the date of the merger agreement to the completion of the merger, each party agreed that it will conduct its business in all material respects in the ordinary and usual course and preserve and maintain its relationships with its customers, suppliers, and others having business dealings with it. In addition, the merger agreement includes restrictions on PKLB's ability to take certain actions without BASi's consent, including, among other things, issuing additional capital stock, incurring significant liabilities or indebtedness, materially increasing employee benefits, agreeing to mergers or other special corporate transactions, making significant capital expenditures, paying dividends and selling, leasing or encumbering its assets. Please read the merger agreement for a complete list of these restrictions.

  No Solicitation

        The merger agreement provides that PKLB will not, and will not authorize or permit any of its directors, officers, or employees, or any investment banker, financial advisor, attorney, accountant, or other representative retained by it to, directly or indirectly:

  •
  solicit, initiate or encourage (including by way of furnishing non-public information) or take any other action to facilitate any inquiries or the making of any proposal which constitutes an acquisition proposal;

  •
  participate in any discussions or negotiations regarding an acquisition proposal; or

  •
  enter into any agreements, definitive or otherwise, regarding an acquisition proposal.

        In addition, PKLB represents and warrants in the merger agreement that it has ceased all discussions or negotiations relating to, or that could reasonably be expected to lead to, an acquisition proposal.

        However, if before the special shareholders meeting PKLB receives an unsolicited acquisition proposal and the PKLB Board of Directors determines, after advice from its outside legal counsel, that the failure to furnish information and negotiate or otherwise engage in discussions would constitute a breach of its fiduciary duties to PKLB shareholders and that such acquisition proposal could reasonably be expected to lead to a superior acquisition proposal, then PKLB may:

  •
  furnish non-public information to the person making the proposal; and

  •
  participate in discussions or negotiations regarding the proposal.

        PKLB has agreed to notify PI Acquisition Corp. in writing within 48 hours of:

  •
  the receipt of any inquiry, indication of interest or proposal relating to an acquisition proposal;

  •
  the status of any material developments in the negotiations with respect thereto; and

  •
  the taking of any action by PKLB's Board of Directors with respect thereto.

        Furthermore, unless PKLB's Board of Directors determines, in good faith, based on the advice of legal counsel, that a failure to do so would be inconsistent with the directors' fiduciary duties to PKLB's shareholders, PKLB has also agreed that PKLB's Board of Directors shall not:

  •
  withdraw or modify in a manner adverse to PI Acquisition Corp. its approval or recommendation of the merger or the merger agreement;

  •
  approve or recommend any acquisition (other than the merger with PI Acquisition Corp.) proposal to its shareholders; or

  •
  cause PKLB to enter into any agreement with respect to an acquisition proposal.

        An "acquisition proposal" is defined in the merger agreement as any proposed or actual:

  •
  merger, consolidation or similar transaction;

  •
  sale, lease or other disposition, directly or indirectly, by merger, consolidation, share exchange or otherwise, of any assets representing 25% or more of the consolidated assets of PKLB;

  •
  issue, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 25% or more of the votes associated with the outstanding securities of PKLB;

  •
  tender or exchange offer in which (A) any person shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) or the right to acquire beneficial ownership of, or (B) any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns, or has the right to acquire beneficial ownership of, 25% or more of the outstanding PKLB common shares;

  •
  recapitalization, restructuring, liquidation, dissolution, or other similar type of transaction; or

  •
  transaction which is similar in form, substance or purpose to any of the foregoing transactions.

        A "superior acquisition proposal" is defined in the merger agreement as an acquisition proposal that the PKLB Board of Directors determines, based on the advice of its financial advisors, is more favorable to the shareholders of PKLB than the transactions set forth in the merger agreement (taking into account all the terms and conditions of such acquisition proposal and the transactions set forth in the merger agreement, including without limitation the price, any conditions to consummation, and the likelihood of such superior acquisition proposal and the transactions being consummated).

        PKLB may terminate the merger agreement in connection with entering into a definitive agreement regarding a superior acquisition proposal, provided that it pays a break-up fee in the amount of $200,000, and the expenses of PI Acquisition Corp. and BASi incurred in connection with the merger agreement and the merger. See "—Break-Up Fee" on page 44.

  Altana

        Altana AG, the holder of the Class B Preferred shares, holds a warrant to purchase 100,000 PKLB common shares at a price of $6.00 per share. The warrant, by virtue of the merger agreement, will be converted into a right to purchase 8,333 BASi common shares at an exercise price of $72.00 per share. Altana AG has stated that it intends to vote in favor of the merger agreement and the merger.

  Stock Options

        As of the effective time of the merger, each outstanding option issued to PKLB employees pursuant to any PKLB stock option plan shall be automatically cancelled pursuant to the terms of the plans regardless of any applicable vesting schedule.

        It is a condition of the merger that PKLB directors agree to the cancellation of any stock options under the PKLB 1996 Non-Employee Directors Stock Option Plan, as amended, as of the effective time of the merger, and, as of December 31, 2002, each of the PKLB directors has agreed in writing to such cancellation.

  Indemnification

        BASi has agreed, for the three (3) years following the merger, to indemnify the present and former directors, officers, employees, fiduciaries and agents of PKLB or any of its subsidiaries, to the fullest extent permitted by applicable law, against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the transactions contemplated in the merger agreement.

        BASi has also agreed that all rights to indemnification (and rights to advancement of expenses) existing in favor of the present or former directors, officers, employees, fiduciaries and agents of PKLB or any of its subsidiaries as provided in PKLB's articles of incorporation or bylaws (or the certificate or articles of incorporation, bylaws or similar organizational documents of any of its subsidiaries) as of the date of the merger agreement or pursuant to the terms of any indemnification agreements entered into between PKLB and any of the present or former directors, officers, employees, fiduciaries and agents of PKLB or any of its subsidiaries, with respect to matters occurring on or prior to the effective time of the merger, shall remain in full force and effect following the merger, to the fullest extent and for the maximum term permitted by law.

  Expenses

        If PKLB or PI Acquisition Corp. terminates the merger agreement due to the acceptance by PKLB of a superior acquisition proposal, PKLB will pay BASi a $200,000 break-up fee and will pay the expenses of both BASi and PI Acquisition Corp., with 50% due on the day the merger agreement is terminated and 50% due within ninety days from the date of such termination. If either PKLB or PI Acquisition Corp. terminates the merger agreement due to a willful breach by the other party of any of its representations, warranties, covenants or other agreements contained in the merger agreement, the breaching party will pay a $200,000 break-up fee and will pay the expenses of the terminating party. If either PKLB or PI Acquisition Corp. terminates the merger agreement due to a breach by the other party of any of its representations, warranties, covenants or other agreements contained in the merger agreement and such breach was not willful, the breaching party will pay the expenses of the terminating party. In all other cases, whether or not the merger is consummated, each party will bear its own costs and expenses.

  Approvals

        No consents or approvals of any governmental authority or third party are required in connection with the merger.

  Conditions to the Completion of the Merger

        The obligations of each party to complete the merger are subject to the satisfaction or waiver of the following additional conditions:

  •
  the PKLB shareholders have approved the merger agreement and the merger;

  •
  the registration statement on Form S-4 of which this information statement/prospectus is a part is effective under the Securities Act (which occurred on [Effective Date], 2003); and

  •
  there is no action, suit, proceeding, investigation or claim, pending or threatened, at law or in equity, or before or by any court, commission, governmental department, board, bureau, agency, administrative officer or executive, or instrumentality with respect to the transactions contemplated by the merger agreement, and no preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental entity, nor any statute, rule, regulation or executive order promulgated or enacted by any governmental entity, shall be in effect which would (i) make the consummation of the merger illegal, or (ii) otherwise prevent or prohibit the consummation of any of the transactions contemplated by the merger agreement.

        The obligation of BASi and PI Acquisition Corp. to complete the merger is subject to the satisfaction or waiver of the following conditions:

  •
  the representations and warranties of PKLB contained in the merger agreement are true and correct on the date of the merger;

  •
  PKLB has performed all obligations required to be performed by it under the merger agreement in all material respects;

  •
  no change or changes concerning PKLB or it subsidiaries, which, taken as a whole, individually or in the aggregate, would reasonably be expected to have a material adverse effect, have occurred;

  •
  BASi has received a certificate of the Secretary of PKLB attesting to various matters customary in similar transactions in form and substance reasonably acceptable to BASi;

  •
  the holders of PKLB's Class A Preferred shares have executed and delivered the Registration Rights Agreement; and

  •
  each holder of options under the PKLB 1996 Non-Employee Directors Stock Option Plan has consented in writing to the termination of the plan and the cancellation of all options issued thereunder. PKLB has received verbal consent from each of the required holders and is in the process of reducing the verbal agreements to writing.

        The obligation of PKLB to complete the merger is subject to the satisfaction or waiver of the following conditions:

  •
  the representations and warranties of BASi and PI Acquisition Corp. contained in the merger agreement are true and correct on the date of the merger;

  •
  BASi and PI Acquisition Corp. have performed all obligations required to be performed by them under the merger agreement;

  •
  no change or changes concerning BASi or PI Acquisition Corp., which, taken as a whole, individually or in the aggregate, would reasonably be expected to have a material adverse effect, have occurred;

  •
  PKLB has received a certificate of the Secretary of BASi attesting to various matters customary in similar transactions in form and substance reasonably acceptable to PKLB;

  •
  PKLB has received a certificate of the Secretary of PI Acquisition Corp. attesting to various matters customary in similar transactions in form and substance reasonable acceptable to PKLB; and

  •
  BASi has executed and delivered the Registration Rights Agreement.

  Termination

        The merger agreement may be terminated:

  •
  by mutual written consent of PI Acquisition Corp. and PKLB;

  •
  by either PI Acquisition Corp. or PKLB:
    •
    if PKLB's shareholders vote on the merger agreement and the votes are not sufficient to approve the merger agreement;

    •
    if a governmental entity issues an order, decree or injunction which permanently restrains, enjoins or otherwise prohibits the merger and the order, decree or injunction has become final and non-appealable; or

    •
    if, without material breach by the terminating party, the merger is not complete by March 31, 2003;

  •
  by PI Acquisition Corp.

  •
  if PKLB has breached in any material respect any of its representations, warranties, covenants or other agreements contained in the merger agreement (except where such representations, warranties, covenants or other agreements are qualified by materiality, in which case PKLB's breach shall not be qualified as to materiality), which breach cannot be or has not been cured within 15 days after the giving of written notice to PKLB;

  •
  if (A) PKLB enters into a definitive agreement to effect a superior acquisition proposal, or (B) PKLB's board of directors withdraws or modifies in a manner adverse to PI Acquisition Corp. its approval or recommendation of this merger agreement or the merger to the PKLB shareholders; or

  •
  if holders of ten percent (10%) or more of the PKLB common shares notify PKLB of their intent to exercise their appraisal rights under Maryland law.

  •
  by PKLB:
    •
    in order to enter into a superior acquisition proposal that PKLB's board of directors has determined, after complying with the procedures contained in the merger agreement, is a superior acquisition proposal; or

    •
    if BASi or PI Acquisition Corp. have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the merger agreement (except where such representations, warranties, covenants or other agreements are qualified by materiality, in which case any breach shall not be qualified as to materiality), which breach cannot be or has not been cured within 15 days after the giving of written notice to BASi or PI Acquisition Corp.

  Break-Up Fee

        PKLB has agreed that it will pay BASi a $200,000 break-up fee if

  •
  PI Acquisition Corp. terminates the merger agreement because PKLB breached in any material respect any of its representations, warranties, covenants or other agreements contained in the merger agreement, (except where such representations, warranties, covenants or other agreements are qualified by materiality, in which case PKLB's breach shall not be qualified as to materiality) and that breach is incapable of being cured or, if capable of being cured, has not been cured within 15 days after written notice was received by PKLB, and such breach was willful;

  •
  the merger agreement is terminated by either PKLB or PI Acquisition Corp. because PKLB has entered, or will enter, into a superior acquisition transaction; or

  •
  PI Acquisition Corp. terminates the merger agreement because PKLB's board of directors withdraws or modifies its approval or recommendation to PKLB's shareholders of the merger agreement or the merger in a manner adverse to PI Acquisition Corp.

        BASi has agreed that it will pay PKLB a $200,000 break-up fee if PKLB terminates the merger agreement because either PI Acquisition Corp. or BASi have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the merger agreement (except where such representations, warranties, covenants or other agreements are qualified by materiality, in which case any such breach shall not be qualified as to materiality), which breach cannot be or has not been cured within 15 days after the giving of written notice to PI Acquisition Corp. or BASi, and such breach was willful.

  Director Designation

        BASi agreed that it would appoint Mr. Leslie B. Daniels, a director of PKLB, to the Board of Directors of BASi at the effective time of the merger.

  Amendments

        The merger agreement may be amended prior to the time the merger is completed if a writing is executed and delivered by BASi and PKLB.

  The 6% Subordinated Convertible Notes Due 2008

        The holders of the Class A Preferred shares will be entitled to receive in exchange for their Class A Preferred shares a 6% Subordinated Convertible Note due 2008 issued by BASi in a principal amount equal to $4.80 per Class A Preferred share.

        Registration.    The 6% Subordinated Convertible Notes are not being registered under the Securities Act of 1933 or any other state or other securities law and may not be offered, sold, transferred or assigned (i) except pursuant to registration thereof under such laws, or (ii) unless, in the written opinion of counsel addressed to BASi, the proposed transfer may be effected in compliance with applicable securities laws without such registration. Pursuant to the terms of a registration rights agreement to be entered into among BASi and the holders of the notes, BASi will be required to register the BASi common shares into which the 6% Subordinated Convertible Notes are convertible under certain circumstances.

        Subordination.    The 6% Subordinated Convertible Notes are subordinated to certain senior indebtedness of BASi. Such senior indebtedness amounted to [$11,496,178] as of [Fifth day prior to Mail Date], 2003. By acceptance of 6% Subordinated Convertible Notes, the holder agrees that amounts owing with respect to the note will be subordinated in accordance with the provisions of BASi's senior debt, and the holder accepts and agrees to be bound by such provisions. If at any time a default occurs in the payment when due of any of BASi's senior debt, then at all times thereafter until (i) the default has been cured, (ii) the senior lenders holding such senior debt have waived the default, or (iii) payment in full of the affected senior debt, BASi shall not, directly or indirectly, make any payments with respect to the 6% Subordinated Convertible Notes. In the event of any insolvency, bankruptcy or receivership proceeding or any dissolution, winding up, liquidation, reorganization or other similar proceeding relating to BASi, upon an assignment for the benefit of creditors, or any other marshalling of BASi's assets, all senior debt then becoming due must be paid in full before the holders of the 6% Subordinated Convertible Notes will be entitled to receive or retain any payment with respect to the 6% Subordinated Convertible Notes. The 6% Subordinated Convertible Notes include a covenant by the holder agreeing that, at any time, they will execute any additional instruments (including, but not limited to, a subordination and standstill agreement or other similar document) and take such actions as may be reasonably requested by any of BASi's senior lenders.

        Maturity Date; Interest.    Subject to acceleration or earlier payment, the entire unpaid principal balance of the 6% Subordinated Convertible Notes, plus all accrued and unpaid interest through and including that date, must be paid on January 1, 2008. For a period of one year from the date that they are issued, no interest will accrue on the principal amount of the 6% Subordinated Convertible Notes. Beginning one year from the date of issuance, interest on the unpaid principal balance will accrue at the rate of 6% per annum.

        Valuation.    There are currently 833,300 Class A Preferred shares issued and outstanding. The aggregate principal amount of the notes is the product of 833,300 (the number of Class A Preferred shares outstanding) and $4.80 (the face amount of each individual note) or $3,999,840.

        Prepayment.    Upon 25 days prior written notice delivered to the holder of a 6% Subordinated Convertible Note, BASi may prepay all or any portion of the unpaid principal balance and accrued interest of such note, without premium or penalty. In the event that BASi prepays the 6% Subordinated Convertible Notes more than one year after the date of issuance, the holder of a note may elect, rather than accept such prepayment, to convert the relevant portion of the 6% Subordinated Convertible Note into BASi common shares.

        Events of Default.    Each of the following is an event of default under the 6% Subordinated Convertible Notes and, upon the occurrence of one or more of these events, the holders shall have the right to declare, by notice in writing sent to BASi, the full unpaid principal balance of the 6% Subordinated Convertible Note, together with all accrued and unpaid interest, immediately due and payable without further demand for payment:

  •
  BASi defaults in the payment of principal of or interest when due and does not cure that default within five days after the due date;

  •
  BASi defaults in the performance of any other obligation under the 6% Subordinated Convertible Notes and does not cure that default within 30 days after receipt of written notice; or

  •
  any merger, reorganization or other transaction in which control of BASi or substantially all of its assets is transferred, the sale of substantially all of the capital stock of BASi, or any other sale of all or substantially all of the assets of BASi.

        If BASi commences proceedings in any court under the United States Bankruptcy Code, or any other debtors' relief or insolvency act, whether state or federal, or any other person commences proceedings under such laws against BASi and those proceedings are not stayed or dismissed within 120 days, the entire principal balance of and all accrued interest on the 6% Subordinated Convertible Notes will be due and payable without demand for payment or another other notice, or further actions of any kind, subject to the subordination to BASi's senior debt, discussed above.

        Conversion.    Each holder of the 6% Subordinated Convertible Notes may, at such holder's option, any time after one year from the date that the 6% Subordinated Convertible Notes are issued, but prior to payment in full, convert the outstanding unpaid balance of the 6% Subordinated Convertible Note (including any unpaid interest), into fully paid and non-assessable BASi common shares, at a price of $16.00 per share. The conversion rate is not subject to adjustment for issuance of BASi common shares or of rights, options, warrants, or other securities convertible into BASi common shares, whether at a price per share that is more or less than or equal to the conversion rate or for any other event; provided, that the conversion rate is subject to adjustment if BASi at any time subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of the outstanding BASi common shares into a greater number of shares or if BASi at any time combines (by reverse stock split or otherwise) one or more classes of the outstanding BASi common shares into a smaller number of shares.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

        BASi common shares are listed on the Nasdaq Stock Market under the symbol "BASI." PKLB common shares are quoted on the Over-the-Counter Bulletin Board under the symbol "PKLB.OB."

        The table below sets forth, for the calendar quarters indicated, the high and low bid prices of BASi common shares as reported on the Nasdaq Stock Market and PKLB common shares as quoted on the Over-the-Counter Bulletin Board, based on published financial sources. PKLB quotations in this information statement/prospectus reflect inter-dealer prices without mark-up, mark-down or commission and may not represent actual transactions. Neither BASi nor PKLB declared any cash dividends during the periods presented, and neither anticipates declaring any such dividends in the foreseeable future.

	BASi Common Shares		PKLB Common Shares
	High	Low	High	Low
2001:
First Quarter	$2.781	$2.125	$0.63	$0.38
Second Quarter	3.875	2.313	0.70	0.52
Third Quarter	9.040	3.000	0.75	0.58
Fourth Quarter	13.90	5.000	0.67	0.53
2002:
First Quarter	$9.40	$5.17	$0.90	$0.42
Second Quarter	7.71	6.50	0.61	0.37
Third Quarter	6.97	5.10	0.41	0.17
Fourth Quarter	4.85	3.00	0.23	0.12
2003:
First Quarter (through January 31)	$3.71	$2.66	$0.23	$0.13

        On June 19, 2002, the last full trading day prior to the public announcement of the proposed merger, the last sale price of BASi common shares as reported on the Nasdaq Stock Market was $5.10 per share, and the last sale price of PKLB common shares as quoted on the Over-the-Counter Bulletin Board was $0.55 per share. On [Last Date], 2003, the last trading date prior to the date of this information statement/prospectus, the last sale price of BASi common shares as reported on the Nasdaq Stock Market was $[BASi Last Date Price] per share, and the sale price of PKLB common shares as quoted on the Over-the-Counter Bulletin Board, was $[PKLB Last Date Price] per share. Shareholders should obtain current market quotations prior to making any decision with respect to the merger.

THE BUSINESS OF BIOANALYTICAL SYSTEMS, INC.

        BASi provides contract development services and research equipment to many of the leading global pharmaceutical, medical device and biotechnology companies. BASi concentrates on services and tools to improve the speed and efficiency of preclinical development. It has played a significant role in understanding the underlying causes of central nervous system disorders, diabetes, osteoporosis and other diseases.

        BASi offers an efficient, variable-cost alternative to its clients' internal product development, compliance and quality control programs. To reduce overhead and speed drug approvals through the Food and Drug Administration, pharmaceutical companies are contracting increasing amounts of their development work to outside firms such as BASi. As a result, BASi now derives its revenues from the sale of both research services and drug development tools. BASi provides a range of value-added services and products focused on chemical analysis and preclinical metabolism, allowing its clients to perform their research and development either in house or at BASi.

        BASi's services and products combine basic research with diagnostic and therapeutic experience. BASi is capable of supporting the clinical development (formulations and clinical trials) and preclinical needs of researchers and clinicians for small molecule drugs and hormones as well as large biomolecules. BASi believes its scientists have the necessary skills in instrumentation, chemistry, computer software, physiology and pathology and the global presence to make the services and products it provides increasingly valuable to the worldwide pharmaceutical, medical device and biotechnological industries.

        Over the past five years, BASi has regularly provided its services and/or products to most of the top 25 pharmaceutical companies in the world, as ranked by 2001 research and development spending. A growing pool of clients among smaller drug developers is viewed as favorable. BASi has stated that it intends to become a strategic partner to that tier of clients, rather than simply a tactical services provider to the largest companies.

        BASi's services group provides screening and pharmacological testing, preclinical/safety testing, formulation development, regulatory compliance and quality control testing. The Pharmaceutical Research and Manufacturing Association (PhRMA) estimates that pharmaceutical and biotechnology companies spent approximately $30.3 billion worldwide on research and development in 2001. Analysts estimate that outsourced services will grow from 20% of research and development expenditures in 2000 to more than 40% by 2004. BASi believes that this outsourcing trend will continue.

        BASi designs, manufactures and markets a range of products that collect, separate, detect and quantify chemicals in biological samples. In addition, BASi's Vetronics line of veterinary physiological monitors are used to track complex chemical, physiological and behavioral effects in laboratory animal models. BASi is focusing its products business on expediting preclinical screening of developmental drugs.

        BASi competes primarily in three niches of the $20 billion (2001) analytical instrument industry: electroanalytical research instruments, liquid chromatography, and physiology research products. Each of these niches is small and highly unique. The electroanalytical research instruments niche includes equipment used principally in academic teaching, select electrochemical university-based research, select bioanalytical research (e.g. diabetes monitoring), and microcircuitry development. This market is highly fragmented, and many small private vendors participate. BASi's involvement in the liquid chromatography niche focuses principally on bioanalytical applications (such as separating and quantifying neurotransmitters and other trace small organic molecules) to provide extreme accuracy and stability to researchers, and to enable detection and quantification of extremely low levels of chemicals. BASi has adapted its electroanalytical technology to create electrochemical detectors for these chromatography instruments to enhance the quality and reliability of the data generated. Finally, the physiology research products niche is very narrowly defined to include tools to accurately remove samples from mammalian models (rodents, dogs, pigs, primates) in early drug research and development. The dominant product that BASi produces in this niche is the Culex® Automated Blood Sampling System, which is for use principally in early pharmacokinetic screening of new drugs.

        BASi leverages its talented personnel in these instruments businesses to provide solutions to highly challenging problems, adding significant value. BASi develops and manufactures state-of-the-art robotic blood sampling systems, in vivo microdialysis collection systems and physiology monitoring tools. Complementing these, BASi's liquid chromatography and electrochemistry instrument platform, epsilon™, is used to separate and quantify drugs, xenobiotics, metabolites and other chemicals in blood, cerebrospinal fluid and other biological media.

        Scientists engaged in drug metabolism studies, pharmacokinetics and basic neuroscience research at pharmaceutical research organizations are BASi's principal clients.

        On December 13, 2002, BASi acquired LC Resources, Inc. ("LCR"), a privately-held company based in Walnut Creek, California. BASi purchased all of the outstanding shares of LCR for $2.5 million, subject to adjustment for certain changes in net tangible assets of LCR. Based on BASi's preliminary review of LCR's net tangible assets, the purchase price has been adjusted to approximately $2,100,000. BASi paid cash of $176,000, including acquisition costs, with the remainder of the purchase price to be paid through promissory notes (subordinate to BASi's bank debt), bearing interest at 10% per annum, and maturing on October 1, 2007. The holders of the notes will have the option to require BASi to repay up to 20% of the outstanding principal balance of the notes on each October 1 prior to maturity, commencing October 1, 2003.

        Certain assets comprising separate lines of business of LCR were sold to an unrelated third party prior to the closing of the purchase by BASi of the outstanding shares of LCR, and the proceeds of that sale were distributed to the LCR shareholders.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF BIOANALYTICAL SYSTEMS, INC.

  Overview

        BASi provides a broad range of value-added services and products focused on chemical analysis to the worldwide pharmaceutical, medical device and biotechnology industries. BASi's customer-focused approach and its high-quality services and products enable it to serve as a value-added partner in solving complex scientific problems by providing cost-effective results to its customers on an accelerated basis. Founded in 1974 in Lansing, Michigan and relocated to West Lafayette, Indiana in 1975, BASi has experienced growth primarily through internal expansion supplemented by strategic acquisitions. As part of its internal growth strategy, BASi has developed technical specialties in such areas as chromatography, electrochemistry, in vivo sampling and mass spectrometry. BASi's growth has strategically positioned it to take advantage of globalization in the marketplace and to provide new services and areas of technical expertise to its customers.

        Throughout its history, BASi has taken steps to position itself as a global leader in the analytical chemistry field. Development of BASi's infrastructure began in 1975 when it established relationships with several customers and multiple international distributors. In 1981, BASi increased its sphere of influence to include Japan with the creation of BASi Japan, an independent distributor. In 1988, BASi enhanced its computer software expertise by acquiring Interactive Microware, Inc. in State College, Pennsylvania. In 1988, BASi began offering contract services to customers that lacked the time or expertise to perform certain analyses using BASi's analytical products. In 1995, BASi acquired a distributor, BASi Instruments Ltd., to further solidify its presence in the United Kingdom. In 1998, BASi acquired a manufacturer of veterinary monitoring and diagnostic equipment, BASi Vetronics, to provide additional preclinical support. In 1998, BASi acquired a contract services firm, BASi Analytics, Ltd., to offer local service in the United Kingdom. In 2000, BASi also acquired a contract services firm, BASi Evansville, to offer preclinical services. In December 2002, BASi acquired a contract services firm, BASi Northwest Laboratories. In June 2002, BASi entered into a merger agreement with PharmaKinetics Laboratories, Inc.

        Revenues are derived principally from (i) analytical services provided to customers, and (ii) the sale of BASi's analytical instruments and other products. Both methods of generating revenue utilize BASi's ability to identify, isolate and resolve client problems relating to the separation and quantification of individual substances in complex mixtures. BASi supports the pharmaceutical industry by focusing on analytical chemistry for biomedical research, diagnostics, electrochemistry and separations science. BASi's analytical products are sold primarily to pharmaceutical firms and research organization. Principal customers include scientists engaged in drug metabolism studies, as well as those engaged in basic neuroscience research. BASi was the first to commercialize the liquid chromatograph and electrochemistry technology which is now the worldwide standard for the determination of neurotransmitter substances. Research products include in vivo sampling devices, reagent chemicals, electrochemical apparatus and sensors.

        BASi's management believes that fluctuations in BASi's quarterly results are caused by a number of factors, including BASi's success in attracting new business, the size and duration of service contracts, the timing of its clients' decisions to enter into new contracts, the cancellation or delays of ongoing contracts, the timing of acquisitions and other factors, many of which are beyond BASi's control. In fiscal 2002, 24% of BASi's total revenue was derived from customers located outside the United Sates. These markets tend to be much more volatile than the United States market. Significant governmental, regulatory, political, economic and cultural issues or changes could adversely affect the growth or profitability of BASi's business activities in any such market.

  Critical Accounting Policies

        This "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the section "Liquidity Capital Resources", beginning on page 56, discuss the consolidated financial statements of BASi, which have been prepared in accordance with accounting principles generally accepted in the United States. Preparation of these financial statements requires management to make judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Certain significant accounting policies applied in the preparation of the financial statements require management to make difficult, subjective or complex judgments, and are considered critical accounting policies by BASi. BASi has identified the following areas as critical accounting policies.

  Revenue Recognition

        The majority of BASi's service contracts involve the processing of bioanalytical samples for pharmaceutical companies. These contracts generally provide for a fixed fee for each sample processed and revenue is recognized under the specific performance method of accounting. Under the specific performance method, revenue and related direct costs are recognized when services are performed. BASi's other service contracts generally consist of pre-clinical trial studies for pharmaceutical companies. Service revenue is recognized based on the ratio of direct costs incurred to total estimated direct costs under the proportional performance method of accounting. Losses on contracts are provided in the period in which the loss becomes determinable. Revisions in profit estimates are reflected on a cumulative basis in the period in which such revisions become known. The establishment of contract prices and total contract costs involves estimates made by BASi at the inception of the contract period. These estimates could change during the term of the contract which could impact the revenue and costs reported in the consolidated financial statements. Projected losses on contracts are provided for in their entirety when known.

        Service contract fees received upon acceptance are deferred and classified within customer advances until earned. Unbilled revenues represent revenues earned under contracts in advance of billings.

        BASi product revenue is derived primarily from sales of equipment utilized for analytical testing. Revenue from equipment not requiring installation, testing and training, is recognized upon shipment to customers. One BASi product includes internally developed software and requires installation, testing and training, which occur concurrently. Revenue is recognized upon completion of the installation, testing and training.

  Impairment of Goodwill and Long-Lived Assets

        Goodwill: In June 2001, the FASB issued new accounting standards pertaining to goodwill in Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("FAS 142") effective for fiscal years beginning after December 15, 2001. Under FAS 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to annual impairment reviews. BASi's goodwill represents the excess of cost over the fair value of net assets acquired in several business acquisitions from 1995 through 2002.

        FAS 142 requires companies to perform transitional impairment reviews of goodwill as of the date of adoption of the statement, which was October 1, 2002 for BASi. The transitional goodwill impairment test is required to be completed by March 31, 2003, based upon the carrying values and estimated fair values as of October 1, 2002. This test is a two-step process. Step one compares the fair value of a reporting unit (determined through market quotes or the present value of estimated future cash flows) with its carrying amount (assets less liabilities, including goodwill). If the estimated fair value exceeds the carrying amount, goodwill of the reporting unit is considered not impaired, and step two of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its estimated fair value, the second step of the goodwill impairment test is then performed, which compares the implied fair value of the reporting unit's goodwill (determined in accordance with purchase accounting), with the carrying amount of the reporting unit's goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to that excess. If an impairment loss is recognized, the adjusted carrying amount of the goodwill becomes the new accounting basis for future impairment tests.

        As required upon adoption of FAS 142, BASi is currently performing transitional impairment reviews of its goodwill. BASi has not completed these initial impairment tests, therefore management has yet to determine the effect of adoption on its consolidated financial statements. BASi expects to estimate the fair values of its reporting units using discounted future cash flows, since market quotes are not readily available. For these units, future cash flows will be estimated based, in part, on historical performance.

        Such estimates of fair value for BASi's reporting units will involve highly subjective judgments on the part of management, including the amounts of cash flows to be received, their estimated duration, and perceived risk as reflected in selected discount rates. In some cases, cash flows may be required to be estimated without the benefit of historical data, although historical data will be used where available. Although BASi believes its estimates and judgments to be reasonable, different assumptions and judgments could result in different impairment, if any, of some or all of BASi's recorded goodwill of $2.2 million under the transitional testing rules of FAS 142.

        Long-Lived Assets: Effective October 1, 2002, BASi adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"), which superseded Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" ("FAS 121").

        FAS 144 requires that whenever events or circumstances indicate that BASi may not be able to recover the net book value of its productive assets through future cash flows, an assessment must be performed of expected future cash flows, and undiscounted estimated future cash flows must be compared to the net book value of these productive assets to determine if impairment is indicated. Impaired assets are written down to their estimated fair value by recording an impairment charge to earnings. FAS 144 provides that fair values may be estimated using discounted cash flow analysis or quoted market prices, together with other available information, to estimate fair values. BASi primarily uses discounted cash flow analysis to estimate the fair value of productive assets when events or circumstances indicate that BASi may not be able to recover their net book values.

        The application of FAS 144 requires the exercise of significant judgment and the preparation of numerous significant estimates. Although BASi believes that its estimates of cash flows in its application of FAS 144 are reasonable, and based upon all available information, including extensive historical cash flow data about the prior use of its assets, such estimates nevertheless require substantial judgments and are based upon material assumptions about future events.

  Income Tax Accounting

        Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities. These deferred taxes are measured by applying the provisions of tax laws in effect at the balance sheet date.

        BASi recognizes deferred tax assets in its balance sheet which typically represent items deducted currently in the financial statements that will be deducted in future periods in tax returns. In accordance with SFAS No. 109, a valuation allowance is recorded against these deferred tax assets to reduce the total deferred tax assets to an amount that will, more likely than not, be realized in future periods. The valuation allowance is based, in part, on management's estimate of future taxable income, the expected utilization of tax loss carryforwards and the expiration dates of tax loss carryforwards. Significant assumptions are used in developing the analysis of future taxable income for purposes of determining the valuation allowance for deferred tax assets which, in the opinion of management, are reasonable under the circumstances.

        Undistributed earnings in BASi's foreign subsidiaries are considered by management to be permanently re-invested in such subsidiaries. Consequently, United States deferred tax liabilities on such earnings have not been recorded. Management believes that such United States taxes would be largely offset by foreign net operating loss carryforwards in applicable foreign jurisdictions.

  Results of Operations

        The following table sets forth, for the periods indicated, certain statement of operations data as a percentage of total revenue.

	Percentage of Revenue
	Year Ended September 30,			Three Months Ended December 31,
	2002	2001	2000	2002	2001
Service revenue	60.9%	60.1%	57.2%	65.0%	59.3%
Product Revenue	39.1	39.9	42.8	35.0	40.7

Total Revenue	100.0	100.0	100.0	100.0	100.0
Cost of service revenue	43.6	38.2	48.1	46.7	43.5
Cost of product revenue	16.6	13.8	15.5	14.8	14.1

Total cost of revenue	60.2	52.0	63.6	61.5	57.6

Gross profit	39.8	48.0	36.4	38.5	42.4
Operating expenses:
Selling	11.1	12.7	17.7	10.9	12.9
Research and development	5.7	6.4	9.4	5.3	5.4
General and administrative	16.9	15.1	15.6	15.6	16.9

Total operating expenses	33.7	34.2	42.7	31.8	35.2
Operating income (loss)	6.1	13.8	(6.3)	6.7	7.2
Other income (expense), net	(0.3)	(1.5)	(3.2)	0.6	0.4

Income (loss) before income taxes	5.8	12.3	(9.5)	6.1	6.8
Income taxes (benefit)	1.8	5.3	(2.2)	2.2	2.7

Net income (loss)	4.0%	7.0%	(7.3)%	3.9%	4.1%

  Three Months Ended December 31, 2002, Compared With Three Months Ended December 31, 2001

        Total revenue for the three months ended December 31, 2002 increased 15.8% to $6,974,000 from $6,023,000 for the three months ended December 31, 2001. The net increase of $951,000 was primarily due to service revenue which increased to $4,532,000 for the three months ended December 31, 2002 from $3,569,000 for the three months ended December 31, 2001, primarily as a result of increased contract activity in the bioanalytical services group.

        Total cost of revenue for the three months ended December 31, 2002 increased 23.7% to $4,289,000 from $3,467,000 for the three months ended December 31, 2001. This increase of $822,000 was primarily due to increased costs of service revenue related to the additional contract services provided by the bioanalytical services group. Costs of service revenue decreased to 71.8% as a percentage of services revenue for the three months ended December 31, 2002 from 73.4% of service revenue for the three months ended December 31, 2001, primarily due to increased revenue from bioanalytical services. Cost of product revenue increased to 42.3% as a percentage of product revenue for the three months ended December 31, 2002 from 34.5% of product revenue for the three months ended December 31, 2001, primarily due to a change in product mix.

        Selling expenses for the three months ended December 31, 2002 decreased 2.6% to $758,000 from $778,000 for the three months ended December 31, 2001 primarily due to a decrease in foreign jobbers commission. Research and development expenses, which are net of grant reimbursements, for the three months ended December 31, 2002 increased 13.9% to $368,000, up from $323,000 for the three months ended December 31, 2001. The increase of $45,000 is primarily due to a decrease in grant reimbursements, which were $32,000 and $103,000 for the three months ended December 31, 2002 and 2001, respectively. General and administrative expenses for the three months ended December 31, 2002 increased 7.1% to $1,090,000, up from $1,018,000 for the three months ended December 31, 2001, primarily as a result of an increase in both staffing costs and the number of employees on staff. As a result of the foregoing, total operating expenses increased $97,000 or 5.0% to $2,216,000 for the three months ended December 31, 2002, up from $2,119,000 for the three months ended December 31, 2001.

        Other expense, net, was $43,000 in the three months ended December 31, 2002, as compared to $25,000 in the three months ended December 31, 2001, primarily as a result of increased interest expense due to the increase in debt.

        BASi's effective tax rate for the three months ended December 31, 2002 was 35.4% compared to 40.0% for the three months ended December 31, 2001. This decrease was primarily due to the utilization of foreign net operating losses.

  Year Ended September 30, 2002, Compared with Year Ended September 30, 2001

        Total revenue for the year ended September 30, 2002 increased 4.9% to $26.5 million from $25.3 million for the year ended September 30, 2001. Service revenue increased to $16.1 million for the year ended September 30, 2002 from $15.2 million for the year ended September 30, 2001, primarily as a result of additional bioanalytical service contracts. Product revenue increased to $10.4 million for the year ended September 30, 2002 from $10.1 million for the year ended September 30, 2001, primarily due to European product sales of the Culex® Automated Blood Sampling System.

        Costs of revenue increased 21.3% from $15.9 million for the year ended September 30, 2002 from $13.2 million for the year ended September 30, 2001. This increase of $2.7 million was largely due to an increase in both staffing costs and the number of employees on staff in the services segment. Costs of revenue for BASi's services segment increased to 71.6% as a percentage of services revenue for the year ended September 30, 2002 from 63.5% of services revenue for the year ended September 30, 2001, due, again, to an increase in both staffing costs and the number of employees on staff in the services segment. Costs of revenue for BASi's products segment increased to 42.3% as a percentage of product revenue for the year ended September 30, 2002 from 34.7% of product revenue for the year ended September 30, 2001, due primarily to a change in product mix.

        Selling expenses for the year ended September 30, 2002 decreased by 8.2% to $2.9 million from $3.2 million during the year ended September 30, 2001, due to decreased foreign commission expense. Research and development expenses, which are net of grant reimbursements, for the year ended September 30, 2002 decreased 5.6% to $1.5 million from $1.6 million for the year ended September 30, 2001. The decrease of $90,000 is primarily due to an increase in grant reimbursements to $540,000 from

$240,000 for the years ended September 30, 2002 and 2001, respectively. General and administrative expenses for the year ended September 30, 2002 increased 17.3% to $4.5 million from $3.8 million for the year ended September 30, 2001, primarily as a result of an increase of both staffing costs and the number of employees on staff.

        Other income (expense), net, was $(80,000) in the year ended September 30, 2002 as compared to $(384,000) in the year ended September 30, 2001, as a result of the decrease in interest expense due primarily to a decrease in interest rates.

        BASi's effective tax rate for 2002 was 30.9%, compared to 43.1% for fiscal 2001. This decrease was primarily due to the utilization of foreign net operating losses.

  Year Ended September 30, 2001, Compared with Year Ended September 30, 2000

        Total revenue for the year ended September 30, 2001 increased 31.5% to $25.3 million from $19.2 million for the year ended September 30, 2000. Service revenue increased to $15.2 million for the year ended September 30, 2001 from $11.0 million for the year ended September 30, 2000, primarily due to an increased number of bioanalytical, preclinical and pharmaceutical analysis contract services. Product revenue increased to $10.1 million for the year ended September 30, 2001 from $8.2 million for the year ended September 30, 2000, primarily due to the Culex® Automated Blood Sampling System, epsilon™ and related products.

        Costs of revenue increased 7.7% to $13.2 million for the year ended September 30, 2001 from $12.2 million for the year ended September 30, 2000. This increase of $1.0 million was due to the increase in corresponding revenue. Costs of revenue for BASi's services decreased to 63.5% as a percentage of services revenue for the year ended September 30, 2001 from 84.1% of services revenue for the year ended September 30, 2000, due to additional bioanalytical, preclinical and pharmaceutical analysis service revenue without a comparable increase in corresponding labor costs. Costs of revenue for BASi's products decreased to 34.7% as a percentage of product revenue for the year ended September 30, 2001 from 36.2% of product revenue for the year ended September 30, 2000, primarily due to a change in product mix.

        Selling expenses for the year ended September 30, 2001 decreased 5.8% to $3.2 million from $3.4 million during the year ended September 30, 2000, due to decreased foreign commission expense. Research and development expenses, which are net of grant reimbursements, for the year ended September 30, 2001 decreased 10.8% to $1.6 million from $1.8 million for the year ended September 30, 2000, due to the increase in grant reimbursements to $240,000 from $125,000 for the year ended September 30, 2001 and 2000, respectively. General and administrative expenses for the year ended September 30, 2001 increased 27.6% to $3.8 million from $3.0 million for the year ended September 30, 2000, primarily due to organizational restructuring of our preclinical operation, increased health care costs and the increase in utilities.

        Other income (expense), net, was $(384,000) in the year ended September 30, 2001 as compared to $(621,000) in the year ended September 30, 2000, as a result of the decrease in interest expense due to decreased use of the line of credit.

        BASi's effective tax rate for 2001 was 43.1%, compared to 23.8% for fiscal 2000. This increase was primarily due to the increase in earnings and the impact of nondeductible foreign losses incurred in fiscal 2001.

  Liquidity and Capital Resources

  Comparative Cash Flow Analysis

        Since its inception, BASi's principal sources of cash have been cash flow generated from operations and funds received from bank borrowings and other financings. At December 31, 2002, BASi had cash and cash equivalents of $1,612,000, compared to cash and cash equivalents of $826,000 at September 30, 2002 and $374,000 at September 30, 2001. The increase in cash resulted primarily from increased borrowings.

        BASi's net cash used by operating activities was $478,000 for the three months ended December 31, 2002. Cash used by operations during the three months ended December 31, 2002 consisted of net income of $275,000, non-cash charges of $583,000 and a net decrease of $1,336,000 in operating assets and liabilities. The most significant items affecting the changes in operating assets and liabilities were an increase in accounts receivable of $551,000 and a decrease in accounts payable of $418,000.

        Cash used by investing activities increased to $2,335,000 for the three months ended December 31, 2002 from $294,000 for the three months ended December 31, 2001, primarily due to capital expenditures for construction projects in Evansville and West Lafayette, Indiana, the acquisition of LC Resources, Inc., and loans to PharmaKinetics Laboratories, Inc. Cash provided by financing activities for the three months ended December 31, 2002 was $3,598,000, due to additional borrowings on the line of credit and increased long-term debt.

        BASi's net cash provided by operating activities was $2,032,000 for the year ended September 30, 2002. Cash provided by operations during the year ended September 30, 2002 consisted of net income of $1,066,000, non-cash charges of $1,987,000 and a net decrease of $1,021,000 in operating assets and liabilities. The most significant item affecting the change in operating assets and liabilities was an increase in prepaid expenses and other assets of $438,000 at September 30, 2002 from $232,000 at September 30, 2001.

        Cash used by investing activities increased to $5,262,000 for the year ended September 30, 2002 from $1,628,000 for the year ended September 30, 2001, primarily due to capital expenditures for construction projects in Evansville and West Lafayette, Indiana. Cash provided by financing activities for the year ended September 30, 2002 was $3,697,000, due to additional borrowings on the line of credit and increased long-term debt.

        BASi's net cash provided by operating activities was $4,028,000 for the year ended September 30, 2001. Cash provided by operations during the year ended September 30, 2001 consisted of net income of $1,767,000, non-cash charges of $2,143,000, and a net decrease of $118,000 in operating assets and liabilities. The most significant item affecting the change in operating assets and liabilities was an increase in accounts payable of $1,220,000 at September 30, 2001.

        Cash used by investing activities decreased to $1.6 million for the year ended September 30, 2001 from $2.0 million for the year ended September 30, 2000, primarily due to payments relating to the acquisition of T.P.S., Inc. in the year ended September 30, 2000. Cash used by financing activities for the year ended September 30, 2001 was $2.5 million, due to payments on the line of credit, partially off-set by increased long-term debt.

  Capital Resources

        Total expenditures by BASi for property and equipment were $4.7 million, $1.7 million and $1.6 million in fiscal 2002, 2001 and 2000, respectively. Expenditures made in connection with the expansion of BASi's operating facilities in West Lafayette and Evansville, Indiana and in the United Kingdom and purchases of laboratory equipment account for the largest portions of these expenditures in each year. The capital investments relate to the purchase of additional laboratory equipment corresponding to anticipated increases in research services to be provided by BASi. BASi expects to make other investments to expand its operations through internal growth and strategic acquisitions, alliances and joint ventures.

        During 2001, BASi commenced construction to expand facilities at its preclinical site in Evansville, Indiana. Construction of these preclinical facilities is expected to be completed in February 2003, at a total cost of $3.5 million. During 2002, BASi began expanding facilities at its site in West Lafayette, Indiana. Construction on the West Lafayette facilities is expected to have a total cost of $4.0 million. BASi obtained bank financing for each of these construction projects (discussed below).

        On December 13, 2002, BASi acquired LC Resources, Inc. ("LCR"), a privately-held company based in Walnut Creek, California. BASi purchased all of the outstanding shares of LCR for $2.5 million, subject to adjustment for certain changes in net tangible assets of LCR. Based on BASi's preliminary review of LCR's net tangible assets, the purchase price has been adjusted to approximately $2,100,000. BASi paid cash of $176,000, including acquisition costs, at closing with the remainder of the purchase price to be paid through promissory notes (subordinate to BASi's senior bank debt) bearing interest at 10% per annum, and maturing on October 1, 2007. The holders of the notes will have the option to require BASi to prepay up to 20% of the outstanding principal balance of the notes on each October 1 prior to maturity, commencing October 1, 2003.

        On June 20, 2002, BASi and PKLB entered into a merger agreement that will result in PKLB becoming a wholly-owned subsidiary of BASi. In connection with the merger, BASi will issue 6% Subordinated Convertible Notes in an aggregate principal amount of $4.0 million to the holders of PKLB Class A Preferred shares. No principal payments will be due on these notes until 2008. No interest will be paid on the notes for one year after the date of issuance. The notes are convertible into BASi common shares at the option of the holder at any time after the first anniversary of the date of issuance at a price of $16.00 per share.

        Between June and December 2002, BASi loaned PKLB a total of $783,000 for working capital purposes. On November 14, 2002, PKLB executed a Secured Convertible Revolving Note in the principal amount of up to $925,000 payable to BASi to replace the existing notes payable to BASi and to allow PKLB to borrow additional amounts to cover short-term operating requirements. The note issued to BASi carries an annual interest rate of 8%, and all principal and accrued interest is due and payable on May 1, 2003. The outstanding principal amount of the note to BASi is convertible by BASi at any time into PKLB common stock at a price of $0.1585 per common share, which price represents the average of the closing prices for PKLB's common shares as reported by Nasdaq for the twenty (20) trading days ended November 8, 2002. All PKLB common shares held by BASi as of the effective time of the merger will be cancelled. The note to BASi is secured by a security interest in favor of BASi in all of the assets of PKLB pursuant to a Security Agreement between PKLB, as debtor, and BASi, as secured party. PKLB Limited Partnership, a subsidiary of PKLB, guaranteed repayment of the note to BASi, pursuant to the terms of an Unconditional Guaranty dated as of November 14, 2002, and pledged certain real property located in Baltimore, Maryland to BASi as security for its guaranty pursuant to the terms of an Indemnity Deed of Trust.

        One of BASi's credit agreements (discussed below) limits the amount that can be loaned to PKLB prior to the closing of the merger to the amount of the Secured Convertible Revolving Note. If the merger is consummated, BASi expects to expend additional amounts to pay trade payables and other obligations of PKLB and to fund PKLB's continuing operations. BASi intends to fund these expenses using cash from operations and borrowings under the line of credit. This same credit agreement also requires BASi to sell the Baltimore, Maryland real property within 180 days following its acquisition of PKLB. BASi intends to use the net proceeds from the sale to pay down the line of credit. BASi management believes that the sale of the building will enable it to fund PKLB operations until such time as the cash flow generated from those operations becomes adequate to support the operations.

        On October 29, 2002, BASi obtained new credit agreements with two different banks that completely refinanced and replaced all outstanding bank debt arrangements that were in place at September 30, 2002. These new credit agreements provide for a $6.0 million revolving line of credit with a bank and a mortgage note and two construction term loans payable with another bank aggregating $10.0 million. Borrowings under these new credit agreements are collateralized by substantially all assets related to BASi's operations, all common stock of BASi's United States subsidiaries and 65% of the common stock of its non-United States subsidiaries, and the assignment of a life insurance policy on BASi's Chairman and CEO. Under the terms of these credit agreements, BASi has agreed to restrict advances to foreign subsidiaries, limit additional indebtedness and capital expenditures as well as to comply with certain financial covenants outlined in the borrowing agreements. These financial covenants include: maintenance of a certain ratio of interest bearing indebtedness (not including subordinated debt) to earnings before income taxes, depreciation, amortization, and interest expense ("EBITDA"); maintenance of a certain ratio of total indebtedness to tangible net worth and subordinated debt; maintenance of a certain ratio of EBITDA to certain identified fixed charges; maintenance of a certain ratio of current assets to current liabilities; limits on the amount of capital expenditures that can be made using funds other than long-term indebtedness in a single fiscal year; and maintenance of a certain ratio of net cash flow to debt servicing requirements. As of December 31, 2002, BASi was in compliance with its financial covenants. These new credit agreements contain cross-default provisions. Details of each debt issue are discussed below.

        BASi's revolving line of credit expires September 30, 2005. The maximum amount available under the terms of the agreement is $6.0 million with outstanding borrowings limited to the borrowing base as defined in the agreement. Interest accrues monthly on the outstanding balance at the bank's prime rate to prime rate plus 125 basis points, or at the Eurodollar rate plus 200 to 350 basis points, as elected by BASi, depending upon the ratio of BASi's interest bearing indebtedness (less subordinated debt) to EBITDA. BASi pays a fee equal to 25 to 50 basis points, depending on the same financial ratios, on the unused portion of the line of credit.

        BASi has a $5,410,000 commercial mortgage with a bank. The mortgage note requires 119 monthly principal payments of $22,542 plus interest, followed by a final payment for the unpaid principal amount of $2,727,502 due November 1, 2012. Interest is charged at the prime rate. BASi has a $2,250,000 construction loan with the same bank, which expires November 1, 2012. The loan requires interest payments only until completion of the project in West Lafayette, Indiana. Interest is charged at the prime rate. BASi also has another construction loan for $2,340,000 with the same bank which expires May 1, 2008. This loan also requires interest payments only until completion of the project in Evansville, Indiana and interest is also charged at the prime rate. On November 15, 2002 BASi obtained a $1,500,000 lease line for equipment with a bank. At December 31, 2002, $1,090,000 was utilized under the terms of operating leases requiring 60 monthly payments of $17,280.

        To obtain the foregoing new credit agreements, BASi entered into an agreement with Periculum Capital Company, LLC ("Periculum"). Under the terms of the agreement, BASi paid $300,000 in fees to Periculum upon closing of the refinancing.

  Liquidity

        BASi is required to make cash payments in the future on debts and lease obligations. The following table summarizes BASi's contractual term debt and lease obligations at December 31, 2002 (reflective of the refinancing of debt that occurred on October 29, 2002 and the issuance of notes payable to acquire LCR) and the effect such obligations are expected to have on its liquidity and cash flows in future periods (amounts in thousands).

	Payments due for fiscal years ending December 31:
	2003	2004-2005	2006-2007	After 2007	Total
Mortgage note payable	$271	$552	$552	$3,991	$5,366
Subordinated debt	125	—	—	1,819	1,944
Capital lease obligations	265	69	—	—	334
Operating leases	200	435	432	36	1,103

	$861	$1,056	$984	$5,846	$8,747

        BASi's borrowings under its revolving line of credit for working capital needs, borrowings to fund capital expenditures using construction loans and the 6% subordinated notes payable that may be issued in connection with the merger with PKLB will each affect BASi's liquidity and cash flows in future periods. These obligations are not reflected in the above schedule. The covenants in BASi's credit agreement requiring the maintenance of certain ratios of interest bearing indebtedness (not including subordinated debt) to EBITDA and net cash flow to debt servicing requirements may restrict the amount BASi can borrow to fund future operations, acquisitions and capital expenditures.

        During the first quarter of fiscal 2003, BASi borrowed additional funds to continue construction on its West Lafayette expansion project. In order to better assure compliance with the covenants in the credit agreement, construction on this project has been delayed and management does not expect to make significant borrowings in connection with this project until cash flow improves. BASi has formulated and begun to implement a plan to reduce debt and improve its cash flow to better enable it to satisfy the credit agreement covenants in the future. The plan includes, but is not limited to, headcount reductions and other cost-saving measures at its West Lafayette and McMinville, Oregon facilities, the sale of real estate assets in West Lafayette, and the delay of construction of its West Lafayette expansion project. Further, BASi believes compliance with loan covenants will be achieved and will take necessary action, including deferral of the PKLB acquisition, if deemed necessary, to remain compliant.

        BASi intends to issue additional subordinated debt of approximately $4.0 million in connection with the contemplated acquisition of PKLB. This indebtedness will not require any payments of principal or interest by BASi during the first year after it is issued, and will not affect BASi's compliance with the leverage covenant in its credit agreement. However, as discussed above, BASi will use cash from operations and amounts available under its credit agreement pay trade payables and other obligations of PKLB and to fund PKLB's future operations. To offset these requirements, BASi intends to sell a building owned by PKLB, located in Baltimore, Maryland, and to apply the net proceeds from the sale to reduce amounts outstanding under the credit agreement.

        Based on its current business activities, BASi believes cash generated from its operations, amounts available under its existing bank line of credit and credit facility, and the proposed action plan will be sufficient to fund BASi's short and long-term working capital and capital expenditure requirements for the foreseeable future and through September 30, 2003.

  Inflation

        BASi believes that inflation has not had a material adverse effect on its business, operations or financial condition.

  New Accounting Pronouncements

        Please refer to the Notes to Consolidated Financial Statements beginning on pages F-5 and F-19 for a discussion of recently issued accounting standards.

THE BUSINESS OF PHARMAKINETICS LABORATORIES, INC.

        PKLB is a contract research organization providing a range of clinical research and development services to the pharmaceutical and biotechnology industries in the development of prescription and non-prescription drug products. These services include Phase I clinical research, bioanalytical laboratory testing, and the management and monitoring of multi-center clinical trials. PKLB offers ancillary services in these areas such as protocol development, case report form design, data management, biostatistics and regulatory consulting.

        PKLB has focused its business development efforts on both generic and innovator pharmaceutical and biotechnology companies in the United States and Canada.

        PKLB pursues various business opportunities in the contract research organization industry: (1) providing services to innovator and generic drug companies primarily in the area of bioequivalence/bioavailability studies which may include both clinical and bioanalytical laboratory services; (2) providing Phase I clinical trials primarily safety studies on new drugs to the innovator pharmaceutical industry and to biotechnology firms; (3) providing bioanalytical laboratory services primarily to the innovator drug companies (this involves the analysis of biological samples, typically blood samples, both from animals and humans, which are the result of trials conducted at sites and sent to PKLB's laboratory for analysis); and (4) providing project management and monitoring services to both generic and innovator pharmaceutical firms by overseeing the conduct of multi-center clinical trials typically on patients. PKLB's project management expertise is in the management of smaller trials conducted at 15 to 20 sites with 200 to 400 patients rather than the very large trials typically conducted by the large global contract research organizations.

        PKLB's services are conducted for pharmaceutical and biotechnology companies to support their applications for approval to market new "branded" or bioequivalent generic drug products. These companies, and therefore PKLB, are subject to extensive regulation by government authorities. Regulatory proceedings that adversely affect PKLB's clients could adversely affect PKLB's business. The repeal or significant alteration of some or all of the laws or regulations requiring testing of the type performed by PKLB could have a material adverse effect on PKLB's business. However, regulatory changes that require additional or more complex testing to be performed in support of the drug approval process could significantly enhance PKLB's business. PKLB's management believes that legislation and regulation, on balance, have a favorable impact on the demand for its services by providing sponsors and manufacturers of new drugs with additional requirements that increase the need for outsourcing.

        The services provided by PKLB and the activities of its clients are ultimately subject to regulation by the FDA in the U.S. and comparable agencies in other countries. PKLB is obligated to comply with FDA requirements governing the conduct of clinical trials as stated in the Code of Federal Regulations. These regulations are commonly referred to as Good Clinical Practices and Good Laboratory Practices and cover activities such as obtaining informed consent, verifying qualifications of investigators, complying with Standard Operating Procedures, reporting adverse reactions to drugs, and maintaining thorough and accurate records. PKLB must maintain source documents for each study for specific periods. Such documents are frequently reviewed by the study sponsor during visits to PKLB's facility and may be reviewed by the FDA during audits. Non-compliance with FDA regulations can result in the disqualification of data collected during a study.

        PKLB has in the past derived, and may in the future derive, a significant portion of its revenue from a relatively limited number of major clients. Concentrations of business in the contract research organization industry are not uncommon and PKLB is likely to experience such concentration in future years. A single client contributed in excess of 10% of contract revenue, accounting for approximately 43%, 16% and 13% of contract revenue, for the fiscal years ended June 30, 2002, 2001 and 2000 respectively. In addition, another client contributed in excess of 16% of contract revenue for the fiscal year ended June 30, 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF PHARMAKINETICS LABORATORIES, INC.

  Introduction

        In the following sections of this Management's Discussion and Analysis of Financial Condition and Results of Operation ("MD&A"), PKLB explains the general financial condition and the results of operations for PKLB for the six months ended December 31, 2002 and December 31, 2001, and the fiscal years 2002, 2001 and 2000.

        As you read this MD&A, you may find it helpful to refer to PKLB's consolidated financial statements beginning on page F-25 of this information statement/prospectus. These consolidated financial statements present the results of PKLB's operations for fiscal 2002, 2001, and 2000, and for the six months ended December 31, 2002 and 2001, as well as PKLB's financial position at December 31, 2002 and June 30, 2002 and 2001. PKLB analyzes and explains the annual changes in the specific line items set forth in the section of PKLB's consolidated financial statements titled "Consolidated Statements of Operations".

  Results of Operations

  Revenues

  Six months ended December 31, 2002, Compared with six months ended December 31, 2001

        Revenues consisted of the following:

	Six Months Ended, December 31,
	2002	2001
	(in thousands)
Phase I Services	$1,958	$1,019
Bioanalytical Laboratory Services	257	354
Clinical Trial Mgmt and Monitoring	41	2,383
Licensing	10	23
Consulting Services	12	129

Total	$2,278	$3,908

        Total revenues were $2.3 million and $3.9 million for the six-month periods ended December 31, 2002 and 2001, respectively. Clinical trial management and monitoring services decreased by $2.3 million due to i) the postponement and cancellation of certain studies in fiscal year 2002 negatively impacting current and future periods, and ii) the conclusion of certain studies in fiscal year 2002. Phase I services increased by $0.9 million. Demand for Phase I services has increased since the second half of fiscal year 2002 as evidenced by the increase in the number contracts for both clinical trials and bioequivalence testing.

  Years ended June 30, 2002, 2001 and 2000

        In the years ended June 30, 2002, 2001 and 2000, PKLB's revenues consisted of the following:

	Fiscal Years Ended June 30,
	2002	2001	2000
	(in thousands)
Phase I Services	$2,293	$5,458	$5,974
Bioanalytical Laboratory Services	1,210	1,522	445
Clinical Trial Management and Monitoring	3,053	1,490	1,388
Licensing	39	32	67
Consulting Services	203	411	150

Total	$6,798	$8,913	$8,024

        Total revenues were $6.8 million, $8.9 million and $8.0 million for the fiscal years ended June 30, 2002, 2001 and 2000, respectively. The decrease in revenue in 2002 compared to 2001 is due to a decline in client demand for Phase I services, principally Phase I clinical trials during the first half of the fiscal year 2002, partially offset by higher clinical trial management and monitoring revenue as studies neared completion. The increase in revenue in 2001 compared to 2000 is primarily in the areas of bioanalytical laboratory services and consulting services.

        PKLB continues to strategically focus its sales and marketing efforts on maintaining the core Phase I services, while expanding other key revenue sources, primarily in the areas of clinical trials management and monitoring and bioanalytical laboratory services.

  Cost of Contracts.

        Cost of contracts were $2.4 million and $3.7 million for the six-month periods ended December 31, 2002 and 2001, respectively. As a percentage of revenue, cost of contracts increased to 107% for the six-month period ended December 31, 2002, compared to 94% for the six-month period ended December 31, 2001. This increase as a percentage of revenue is due primarily to lower sales levels in relation to fixed labor and overhead costs.

        Cost of contracts were $6.5 million, $7.5 million and $8.5 million for the fiscal years ended June 30, 2002, 2001 and 2000, respectively. As a percentage of revenue, cost of contracts increased to 95% compared to 84% for the twelve-month period ended June 30, 2002 and 2001, respectively. This increase as a percentage of revenue is due primarily to the mix in service contracts and the lower sales level in fiscal 2002. Certain costs are variable in nature and vary according to the type of study, the number of participants, samples processed, method development and validation, technical and material requirements and duration of the study. As a percentage of revenue, cost of contracts decreased to 84% compared to 106% for the twelve-month period ended June 30, 2001 and 2000, respectively. The decrease in cost of contracts in 2001 compared to 2000 is primarily attributable to PKLB's effort to contain and/or reduce certain fixed costs.

  Selling, General and Administrative Expenses.

        Selling, general and administrative ("SG&A") expenses were $767,000 and $873,000 for the six-month periods ended December 31, 2002 and 2001, respectively. The decrease in SG&A expenses is primarily due to a reduction in certain SG&A expenses such as employee related costs ($79,000), allowance for doubtful accounts ($36,000) and routine operating expenses ($71,000) offset by an increase in outside services ($80,000), primarily legal and accounting.

        SG&A expenses were $1.7 million, $1.9 million and $2.5 million for the fiscal years ended June 30, 2002, 2001 and 2000, respectively. The decrease in SG&A expenses in 2002 compared to 2001 is primarily due to a reduction in certain SG&A expenses such as consulting, utilities, service contracts and routine operating expenses. The decrease in SG&A expenses in 2001 compared to 2000 is primarily attributable to a reduction in personnel costs of $0.2 million, a reduction in certain business development costs of $0.1 million and the recognition of $0.3 million in expenses related to the settlement with Altana, Inc. in fiscal year 2000.

  Research And Development Expenses.

        Research and development ("R&D") expenses were $1,000 and $73,000 for the six-month periods ended December 31, 2002 and 2001, respectively. The decrease in R&D expenses is attributable to the utilization of certain of PKLB's R&D personnel for activities necessary to meet project deadlines for clients, including contracted development work. R&D expenses will fluctuate from time to time as PKLB re-allocates existing scientific personnel whenever practical to focus on developing methods for utilization in current and future studies related primarily to its LC/MS/MS instrumentation.

        R&D expenses were $0.1 million, $0.1 million and $0.2 million for the fiscal years ended June 30, 2002, 2001 and 2000, respectively. R&D expenses remained approximately the same for the twelve-month periods ended June 30, 2002 and 2001, respectively. The decrease in R&D expenses in 2001 compared to 2000 is primarily attributable to the utilization of certain of PKLB's R&D personnel for activities necessary to meet project deadlines for clients, including contracted development work. R&D expenses will fluctuate from time to time as PKLB re-allocates existing scientific personnel whenever practical to focus on developing methods for utilization in current and future studies related primarily to its LC/MS/MS instrumentation.

  Other Income and Expenses.

        Other income and expenses of PKLB consist primarily of interest income earned on overnight investments and interest expense related to the Convertible Promissory Note payable to Leslie B. Daniels and the Secured Convertible Revolving Note payable to Bioanalytical Systems, Inc., both of which are discussed below. Interest income was approximately $2,000 and $12,000 for the six-month periods ended December 31, 2002 and 2001, respectively. The decrease in interest income is primarily related to a reduction in the average invested cash balances. Interest expense was approximately $34,000 and $2,000 for the six-month periods ended December 31, 2002 and 2001, respectively. The increase in interest expense is primarily due to the borrowings related to the Convertible Promissory Note and the Secured Convertible Revolving Note.

        Interest income was $14,209, $50,306 and $51,989 for the fiscal years ended June 30, 2002, 2001 and 2000, respectively. The decrease in interest income in 2002 compared to 2001, and 2001 compared to 2000, is primarily related to a reduction in the average invested cash balances. Interest expense was $8,829, $14,091 and $19,813 for the fiscal years ended June 30, 2002, 2001 and 2000, respectively. The decrease in interest expense in 2002 compared to 2001 is primarily due to the expiration of a capital lease in fiscal year 2001.

  Income Taxes.

        No benefit for income taxes was recorded for the six-month periods ended December 31, 2002 and 2001, or for the fiscal years ended June 30, 2002, 2001 and 2000, due to the uncertainty of utilizing such benefits.

  Liquidity and Capital Resources

        PKLB had cash and cash equivalents of $228,000 at December 31, 2002 and $46,371 at June 30, 2002. PKLB's primary source of funds is cash flow from operations although PKLB from time to time has borrowed funds from a director and BASi to cover short-term operating requirements. During the six-month period ended December 31, 2002, cash and cash equivalents increased by $182,000. The increase is due to the issuance of notes payable of approximately $583,000 offset by cash used in operations in the amount of $363,000, principally due to the net loss of $954,000 offset by an increase in working capital of $349,000 and a non-cash charge of $242,000 for depreciation and amortization, and cash used in investing activities of approximately $38,000. During the twelve-month period ended June 30, 2002, cash and cash equivalents decreased by $368,000. The decrease is due to the acquisition of key laboratory equipment in the amount of $265,000 and cash used in operations in the amount of $688,000 partly offset by the issuance of notes payable of $550,000 (net of repayments) to a director and BASi.

        The operating environment confronting PKLB raises substantial doubt about the PKLB's ability to continue as a going concern. PKLB's near term and long-term operating strategies focus on its sales and marketing efforts to gain new as well as previous customers. In addition, PKLB has and is pursuing cost cutting measures and is taking other appropriate steps to manage PKLB's cash balances. However, there can be no assurance that these strategies and measures will be effective.

        On June 20, 2002, PKLB entered into the merger agreement with BASi, as amended by Amendment No. 1 to Agreement and Plan of Merger dated as of July 24, 2002, and as amended by Amendment No. 2 to Agreement and Plan of Merger dated as of November 21, 2002 ( the "Merger Agreement"), that provides for the merger of PKLB with a wholly-owned subsidiary of BASi, with PKLB being the survivor of the merger. Shares of PKLB common stock outstanding at the effective time of the merger contemplated by the merger agreement will be converted into shares of BASi common stock at a rate of one BASi share for each 12 PKLB shares; shares of PKLB Class A Convertible Preferred Stock will be converted into 6% subordinated convertible promissory notes issued by BASi in an aggregate principal amount of $4,000,000; and shares of PKLB Class B Convertible Preferred Stock will be converted into shares of BASi common stock at a rate of one BASi share for every 12 PKLB common shares into which the shares of PKLB Class B Convertible Preferred Stock are convertible. The convertible promissory notes issued to holders of PKLB Class A Convertible Preferred Stock in the merger will mature on January 1, 2008, will not bear interest for the first year following the effective time of the merger, and will be convertible at the option of the holder into BASi common stock at a conversion price of $16 per share, after the expiration of one year following the date of the merger. The proposed transaction is subject to the satisfaction of certain closing conditions, including, among others, PKLB shareholder approval.

        On November 14, 2002, PKLB executed a Secured Convertible Revolving Note (the "Note") in the principal amount of up to $925,000 to BASi to replace the existing notes payable to BASi and to allow PKLB to borrow additional amounts from BASi to cover short-term operating requirements. As of December 31, 2002, $783,000 was outstanding under the Note. The Note carries an annual interest rate of 8% and is due May 1, 2003. The outstanding principal amount of the Note is convertible by BASi at any time into PKLB common stock at a price of $0.1585 per PKLB common share, the fair market value on the date of issuance. The loans provided for by the Note are secured by a security interest in favor of BASi in all of the assets of PKLB. PKLB Limited Partnership has guaranteed the repayment of the Note to BASi and has pledged the real property located at 302 W. Fayette Street, Baltimore, Maryland to BASi as security for its guaranty.

        On November 13, 2002, the Board of Directors of PKLB approved the grant of a debt conversion option similar to that granted to BASi with respect to the principal balance of the outstanding notes payable to Leslie B. Daniels, a director of PKLB. On November 22, 2002, PKLB issued a Convertible Promissory Note payable to Mr. Daniels in the original principal amount of $350,000, which note was issued in replacement of the outstanding notes payable to Mr. Daniels. The Convertible Promissory Note carries an annual interest rate of 8% and is due May 1, 2003. The outstanding principal amount of the Convertible Promissory Note is convertible at any time into PKLB common stock at a price of $0.1585 per PKLB common share, the fair market value on the date of issuance.

        The issuance of the Note to BASi and the Convertible Promissory Note to Mr. Daniels trigger adjustments to the conversion prices of the PKLB Class A Convertible Preferred Stock and the PKLB Class B Convertible Preferred Stock.

        PKLB has obtained a waiver from the sole holder of PKLB Class B Convertible Preferred Stock of the adjustments to its conversion rate resulting from the issuance of the Note to BASi and the Convertible Promissory Note to Mr. Daniels. PKLB and BASi have amended the merger agreement to allow BASi to terminate the merger agreement in the event that any of the holders of the Class A Convertible Preferred Stock exercise their conversion rights prior to the consummation of the merger. However, there can be no assurance that no holders of PKLB Class A Convertible Preferred Stock will exercise their conversion rights.

        PKLB cannot guarantee that the results from operations will be sufficient to support PKLB's liquidity requirements through December 31, 2003 and beyond. There can be no assurance that the proposed transaction with BASi will be completed or the strategies underlying the merger will be accomplished or whether, if accomplished, they will be adequate to allow PKLB to meet its cash needs.

  Critical Accounting Policies and Estimates

        The preparation of consolidated financial statements requires PKLB to make estimates and judgments with respect to the selection and application of accounting policies that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. PKLB bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

        PKLB's significant accounting policies are described in Note 2 to PKLB's consolidated financial statements for the year ended June 30, 2002. PKLB believes the following critical accounting policies and significant judgments and estimates have the greatest impact on the preparation of PKLB's consolidated financial statements:

        Contract Revenues.    PKLB enters into contracts with its customers to provide the following services: (i) bioanalytical; (ii) Phase I testing and clinical trials, (iii) clinical trial management and monitoring; and (iv) consulting.

        Under bioanalytical services contracts, PKLB is engaged to perform and deliver a specified number of completed assays. The duration of these contracts is generally three to twelve months. PKLB is paid for these services on a per-assay basis and recognizes revenue for these contracts when the assays are delivered.

        PKLB is engaged, under Phase I, clinical trials and clinical trial management and monitoring of clinical trials to perform specified tasks ranging from safety studies and project management services to the collection and analysis of specimens and gathering data from tests performed. The duration of these contracts range from three months to over twelve months. These contracts are usually fixed-price arrangements and in the event of termination by the customer, the contracts provide for PKLB to be reimbursed for certain contract costs incurred through that date, plus a percentage (as negotiated in the contract) of the total contract project price. PKLB recognizes revenue for these services under the percentage-of-completion method, using the ratio of total contract costs incurred to date to total estimated contract costs.

        Consulting services generally last one to two months. For those consulting services for which PKLB can reasonably estimate the contract revenue and costs, PKLB recognizes revenue as the work is completed. PKLB recognizes revenue using completed contract accounting for those consulting contracts for which reasonably dependable estimates cannot be made and the contracts are short-term in duration (generally one to two months).

        Recognized revenues are subject to revisions as the contracts progress and estimated costs to complete are revised. Revisions in revenue estimates are recorded to income in the period in which the facts that give rise to the revision become known. Projected losses on contracts are provided for in their entirety when known.

        License fee income is recognized as a percentage of licensed product sales as reported to PKLB from the licensee under the license agreement.

        Trade Receivable Bad Debt Reserves.    PKLB maintains an allowance for doubtful accounts for estimated losses resulting from the inability of PKLB's customers to make required payments. If the financial condition of PKLB's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

        Income Taxes.    PKLB records a valuation allowance to reduce PKLB's deferred tax assets to the amount that is more likely than not to be realized. While PKLB has considered future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance, in the event PKLB was to determine that PKLB would be able to realize deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should PKLB determine that PKLB would not be able to realize all or part of the net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

UNAUDITED CONDENSED PRO FORMA COMBINED FINANCIAL STATEMENTS

  Sources of Information

        BASi and PKLB are providing the following unaudited condensed pro forma combined financial statements to help you in your analysis of the financial aspects of the merger of the two companies. The unaudited condensed pro forma combined financial statements are based upon the historical financial information of BASi and PKLB and should be read in conjunction with the historical consolidated financial statements and notes thereto of BASi and PKLB included in this information statement/prospectus beginning on page 63.

  How We Prepared the Unaudited Condensed Pro Forma Combined Financial Statements

        The following unaudited condensed pro forma combined balance sheet has been prepared as if the merger had occurred on December 31, 2002. The unaudited condensed pro forma combined statements of operations for the three months ended December 31, 2002 and the year ended September 30, 2002 have been prepared as if the merger had occurred on October 1, 2001. The unaudited condensed pro forma combined statements of operations for the three months ended December 31, 2002 combine the historical statements of operations for the three months ended December 31, 2002 of BASi and PKLB for that period. The unaudited condensed pro forma combined statements of operations for the year ended September 30, 2002 combine the historical statements of operations of BASi for its fiscal year ended September 30, 2002 and the historical statement of operations of PKLB for the twelve month period ended September 30, 2002.

        If BASi and PKLB had merged on the dates assumed in the pro forma financial statements, the combined operations of BASi and PKLB might have performed differently. You should not rely on the pro forma financial information as an indication of the financial position or results of operations that BASi and PKLB would have achieved together had the merger taken place at an earlier date or of the future results that the combined operations of BASi and PKLB will achieve after the merger.

        The merger will be accounted for as a purchase business combination in accordance with generally accepted accounting principles in the United States, with BASi treated as the acquirer. The assets, including identifiable intangibles, and liabilities acquired from PKLB will be recorded at estimated fair value at the date of the merger, with the excess of the purchase price over the sum of such fair values recorded as goodwill. The estimated fair values are preliminary and subject to change.

        The $6.704 million purchase price is calculated using the number of BASi common shares expected to be issued in the merger (determined as the number of PKLB common shares expected to be outstanding immediately prior to the merger multiplied by the merger ratio of 1/12) and a $5.15 per share trading price of BASi common stock which was the opening price on June 24, 2002, the first trading day after the terms of the merger were announced, plus convertible subordinated notes payable issued to holders of PKLB Class A Preferred shares in the amount of $4.0 million, plus the amount of $925,000 to account for the Secured Convertible Revolving Note issued by PKLB to BASi which BASi will convert into PKLB common stock prior to the merger, plus estimated direct merger costs..

        The $6.704 million purchase price has been allocated based upon preliminary estimates of the fair value of PKLB assets and liabilities and is subject to change. The final purchase price allocation may differ from these estimates. Management does not believe that the impact of any adjustments to the allocation will be material.

  Transaction-Related Expenses

        BASi estimates that it will incur costs totaling approximately $400,000 in connection with the merger. PKLB estimates that it will incur expenses totaling approximately $200,000 in connection with the merger. All of such costs have been reflected in the accompanying unaudited pro forma combined balance sheet. After the merger, BASi may incur certain additional charges and expenses relating to restructuring and integrating the operations of BASi and PKLB. The pro forma financial information has not been adjusted for such additional charges and expenses or for estimated general and administrative or other cost savings that may be realized as a result of the merger.

UNAUDITED CONDENSED PRO FORMA COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2002

	Historical		Pro Forma
	BASi	PKLB	Adjustments	Combined
	(in thousands, except per share amounts)
ASSETS
Current Assets:
Cash and cash equivalents	$1,612	$228	$—	$1,840
Accounts receivable	5,565	450	—	6,015
Inventories	2,581	—	—	2,581
Contracts in process	—	46	—	46
Deferred income taxes	455	—	—	455
Refundable income taxes	69	—	—	69
Prepaid and other expenses	887	170	—	1,057

Total current assets	11,169	894	—	12,063
Property and equipment, net (Note 1a)	24,385	2,960	3,525	30,870
Purchase price in excess of estimated fair value of net assets acquired (Note 1b)	2,235	—	1,302	3,537
Other assets (Note 1e)	1,338	—	(783)	555

Total assets	$39,127	$3,854	$4,044	$47,025

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable (Note 1c)	$2,212	$1,168	$700	$4,080
Accrued expenses (Note 1c)	610	249	200	1,059
Customer advances	1,200	352	—	1,552
Revolving line of credit	3,941	—	—	3,941
Current portion of lease obligation	265	—	—	265
Current portion of long-term debt (Note 1e)	396	1,133	(783)	746

Total current liabilities	8,624	2,902	117	11,643
Capital lease obligation	69	—	—	69
Long-term debt	7,750	—	—	7,750
Subordinated notes payable (Note 1f)	1,819	—	4,000	5,819
Deferred income taxes	1,674	—	—	1,674
Mandatorily Redeemable Class A Convertible Preferred Stock (Note 1d)	—	4,938	(4,938)	—
Shareholders' equity (Note 1d):
Preferred shares Class B	—	273	(273)	—
Common shares	1,017	12	249	1,278
Additional paid-in capital	10,537	11,930	(11,312)	11,155
Retained earnings	7,686	(16,201)	16,201	7,686
Accumulated other comprehensive loss	(49)	—	—	(49)

Total shareholders' equity (deficit)	19,191	(3,986)	4,865	20,070

Total liabilities and shareholders' equity	$39,127	$3,854	$4,044	$47,025

See Notes to Unaudited Condensed Pro Forma Combined Financial Statements.

 UNAUDITED CONDENSED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2002

	Historical		Pro Forma
	BASi	PKLB	Adjustments	Combined
	(in thousands, except per share amounts)
Service revenues	$4,532	$1,084	$—	$5,616
Product revenues	2,442	—	—	2,442

Total revenues	6,974	1,084	—	8,058
Service cost of revenue (Note 2a)	3,255	1,160	22	4,437
Product cost of revenue	1,034	—	—	1,034

Total cost of revenue	4,289	1,160	22	5,471
Gross margin	2,685	(76)	(22)	2,587
Selling, general and administrative	1,848	369	—	2,217
Research and development	368	—	—	368

Total operating expenses	2,216	369	—	2,585
Operating income (loss)	469	(445)	(22)	2
Interest expense (Note 1f)	(110)	(20)	(51)	(181)
Other income	67	1	—	68

Income (loss) before income taxes	426	(464)	(73)	(111)
Provision (benefit) for income taxes (Note 2b)	151	—	(210)	(59)

Net income (loss)	$275	$(464)	$137	$(52)

Earnings (loss) per share
Basic (Note 3)	$0.06	$(0.19)		$(0.01)
Diluted (Note 3)	$0.06	$(0.19)		$(0.01)
Weighted average common shares outstanding:
Basic (Note 3)	4,579	2,496		4,808
Diluted (Note 3)	4,637	2,496		4,808

UNAUDITED CONDENSED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2002

	Historical		Pro Forma
	BASi	PKLB	Adjustments	Combined
	(in thousands, except per share amounts)
Service revenues	$16,140	$5,810	$—	$21,950
Product revenues	10,373	—	—	10,373

Total revenues	26,513	5,810	—	32,323
Service cost of revenue (Note 2a)	11,556	5,456	88	17,100
Product cost of revenue	4,393	—	—	4,393

Total cost of revenue	15,949	5,456	88	21,493
Gross profit	10,564	354	(88)	10,830
Selling, general and administrative	7,416	1,696	—	9,112
Research and development	1,521	37	—	1,558

Total operating expenses	8,937	1,733	—	10,670
Operating income (loss)	1,627	(1,379)	(88)	160
Interest expense (Note 1f)	(202)	(13)	(203)	(418)
Other income	122	—	—	122

Income (loss) before income taxes	1,547	(1,392)	(291)	(136)
Provision (benefit) for income taxes (Note 2b)	481	—	(653)	(172)

Net income (loss)	$1,066	$(1,392)	$362	$36

Earnings (loss) per share
Basic (Note 3)	$0.23	$(0.56)		$0.01
Diluted (Note 3)	$0.23	$(0.56)		$0.01
Weighted average common shares outstanding:
Basic (Note 3)	4,576	2,496		4,805
Diluted (Note 3)	4,625	2,496		4,854

See Notes to Unaudited Condensed Pro Forma Combined Financial Statements.

NOTES TO UNAUDITED CONDENSED PRO FORMA COMBINED FINANCIAL STATEMENTS

        (1)  A summary of the unaudited condensed pro forma combined balance sheet adjustments to effect the merger is as follows:

          (a)  Property and equipment—Property and equipment in the unaudited condensed pro forma combined balance sheet reflects the adjustment to record PKLB property and equipment, principally real estate, at estimated fair value at the date of the merger.

          (b)  Purchase price in excess of estimated fair value of net assets acquired—The merger will be accounted for as a purchase business combination in accordance with accounting principles generally accepted in the United States, with BASi treated as the acquirer. The assets, including identifiable intangibles, and liabilities acquired from PKLB will be recorded at estimated fair value at the date of the merger, with the excess of the purchase price over the sum of such fair values recorded as goodwill. The $6.704 million purchase price is calculated using the number of BASi common shares expected to be issued in the merger, 228,857 (determined as the number of PKLB common shares expected to be outstanding immediately prior to the merger multiplied by the merger ratio of 1/12) and a $5.15 per share trading price of BASi common stock, which was the opening price on June 24, 2002, the first trading day after the terms of the merger were publicly announced, plus convertible subordinated notes payable issued to holders of PKLB Class A Preferred shares in the amount of $4.0 million, plus the amount of $925,000 to account for the Secured Convertible Revolving Note issued by PKLB to BASi which BASi will convert into PKLB common stock prior to the merger (as discussed in the following paragraph), plus estimated direct merger costs.

          Between June and December, 2002 BASi loaned PKLB a total of $783,000 for working capital purposes. On November 14, 2002, PKLB executed a Secured Convertible Revolving Note in the principal amount of up to $925,000 payable to BASi to replace the existing notes payable to BASi and to allow PKLB to borrow additional amounts to cover short-term operating requirements. The note is secured by all assets of PKLB including certain real estate owned by an affiliate guarantor of PKLB, carries an annual interest rate of 8%, and all principal and accrued interest is due and payable on May 1, 2003. The outstanding principal amount of the note to BASi is convertible by BASi at any time into PKLB common stock at a price of $0.1585 per PKLB common share, the fair market value on the date of issuance. BASi expects to advance the entire $925,000 to PKLB prior to the acquisition. BASi also expects to convert the $925,000 outstanding balance of this note in order to ensure the consummation of the transaction.

          In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." Under the new rules, goodwill and indefinite lived intangible assets are no longer amortized, but are reviewed annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. Goodwill and intangible assets acquired prior to June 30, 2001 continue to be amortized until adoption of SFAS No. 142, whereas new goodwill and indefinite lived intangible assets acquired after June 30, 2001 will not. Accordingly, the pro forma combined statements of operations do not reflect the amortization of the purchase price in excess of estimated fair value of net assets acquired. The purchase price allocation and determinate of fair value of the assets acquired from PKLB and purchase price in excess of estimated fair value of net assets acquired is based on estimates, as an appraisal has not been obtained. As such, BASi has not made a preliminary identification of significant intangible assets (those required by SFAS No. 141 to be recognized apart from goodwill) and the unaudited condensed pro forma combined statement of operations does not reflect amortization of intangible assets. Upon completion of the purchase price allocation, separable intangible assets with determinable lives, if any, will be subjected to amortization over their estimated useful lives.

          For purposes of the unaudited condensed pro forma combined balance sheet, the purchase price has been allocated as follows (in thousands):

Historical net book value of PKLB	$(3,986)
Extinguishment of redeemable Class A Convertible Preferred Stock of PKLB	4,938
Fair value adjustment of property and equipment	3,525
Conversion of Convertible Revolving Notes payable to BASi	925
Purchase price in excess of PKLB net assets at estimated fair value	1,302

Total purchase price	$6,704

          The $6.704 million purchase price has been allocated based upon preliminary estimates of the fair value of PKLB assets and liabilities and is subject to change. The final purchase price allocation may differ from these estimates. Management does not believe that the impact of any adjustments to the allocation will be material.

          (c)  Accounts payable and accrued expenses—A reconciliation of the pro forma adjustments to accounts payable and accrued expenses is as follows (in thousands):

PKLB expenses payable associated with the merger	$200
BASi costs associated with the merger	400
Costs directly related to the issuance of BASi common stock at date of merger	300

Total pro forma adjustments to accounts payable	$900

          (d)  Capitalization—The following table sets forth the consolidated capitalization of BASi at December 31, 2002 (i) on an actual basis and (ii) unaudited as adjusted for the acquisition of PKLB. This table should be read in conjunction with the consolidated financial statements of BASi for the year ended September 30, 2002 included and incorporated by reference in this registration statement.

	December 31, 2002
	Actual	As adjusted for the acquisition of PKLB
	(in thousands)
Long-term debt, notes payable and capital lease obligations, excluding current portion	$9,638	$13,638	(1)

Shareholders' equity:
Preferred shares:
BASi, 1,000 shares authorized; no shares outstanding	$—	$—	(2)
Common shares:
BASi, 19,000 shares authorized; 4,590 shares outstanding (actual); 4,819 shares outstanding (as adjusted)	1,017	1,278	(3)
Additional paid-in capital	10,537	11,155	(3)
Retained earnings	7,686	7,686
Accumulated other comprehensive loss	(49)	(49)

Total shareholders' equity	$19,191	$20,070

(I)
Adjusted to reflect the $4.0 million in 6% subordinated notes payable due 2008 (see Note 1f) issued in exchange for 833,300 outstanding Class A preferred shares of PKLB.

(II)
All previously outstanding BASi preferred shares were converted into common shares upon completion of its initial public offering on November 26, 1997. As adjusted reflects the elimination of PKLB Class A preferred shares exchanged for the 6% subordinated notes payable and elimination of PKLB Class B preferred shares exchanged for BASi common shares based on a 1:12 exchange ratio as stipulated in the merger agreement.

(III)
A reconciliation of actual shares outstanding to adjusted shares outstanding is as follows:

Actual	4,590
BASi common shares issued in exchange for 2,496 PKLB common shares and 250 PKLB Class B preferred shares* outstanding on December 31, 2002, based on a 1:12 exchange ratio	229

4,819

*
Each Class B preferred share is convertible into 1.00062 common shares of PKLB prior to the merger.

          Adjusted common shares ($1,278) and additional paid-in capital ($11,155) reflects the value of BASi common shares at December 31, 2002 in exchange for PKLB common and Class B preferred shares net of issuance costs of $300.

          (e)  During the period ended December 31, 2002, BASi made loans to PKLB aggregating $783,000 (see Note 1b). These notes have been eliminated in the unaudited condensed pro forma combined balance sheet.

          (f)    In connection with the merger, each holder of PKLB Class A Preferred shares will receive a 6% subordinated convertible note due 2008 issued by BASi with a principal amount equal to $4.80 per Class A Preferred share. The original principal amount of these notes when issued will aggregate approximately $4.0 million and will be subordinate to BASi's senior bank debt. The subordinated notes payable have been included in the unaudited condensed pro forma combined balance sheet. The notes provide that no interest will be paid or accrued on the principal balance for one year after the date of issuance. BASi has reflected interest expense of $51 and $203 on the notes in the Pro Forma Combined Statement of Operations for the three months ended December 31, 2002, and for the year ended September 30, 2002, respectively, using the effective interest method (with an effective annual rate equal to 5%).

        (2)  A summary of the unaudited condensed pro forma combined statement of operations adjustments to effect the merger is as follows:

          (a)  Service cost of revenue—Depreciation on property and equipment is computed using the straight-line method over the estimated useful lives. PKLB used a 36-year useful life to depreciate its building. The building has a carrying cost of $2,175. BASi estimates that $3,525 of the purchase price will be allocated to the building. The allocation is based on a recent offer to purchase the building and no appraisal has been done. Accordingly the estimate is subject to change. BASi estimates the useful life of the real estate acquired from PKLB to be 40 years. Accordingly, the adjustment for depreciation below reflects depreciation expense using a 40-year useful life. A summary of the pro forma adjustment for depreciation expense is as follows (in thousands):

	Three months ended December 31, 2002	Year ended December 31, 2002
Adjustment for depreciation resulting from the adjustment to fair value of PKLB property and equipment	$22	$88

          (b)  Provision for income taxes—The unaudited condensed pro forma combined statements of operations for the three months ended December 31, 2002, and for the year ended September 30, 2002, reflects the adjustments to income tax expense as if BASi and PKLB were combined on October 1, 2002. As a result, the unaudited combined pro forma income tax benefit is $59 for the three months ended December 31, 2002, and $172 for the year ended September 30, 2002, due to (i) the tax benefit provided by the PKLB net loss and (ii) the utilization of foreign net operating tax loss carryforwards.

          BASi has foreign tax net operating loss carryforwards for its subsidiaries in the United Kingdom. Such carryforwards are available to offset taxable income generated by those subsidiaries until the expiration dates of the carryforwards as provided by United Kingdom tax regulations. The foreign tax net operating loss carryforward results in a reduced consolidated effective income tax rate for BASi in periods where taxable income is generated by these foreign subsidiaries. The effect of the reduced effective income tax rate together with the PKLB loss before income taxes has resulted in a pro forma income tax benefit of $172 for the unaudited condensed pro forma combined statements of operations for the year ended September 30, 2002 that exceeds the pro forma combined loss before income taxes.

        The effective pro forma income tax rate varied from the statutory federal income tax rate in the unaudited condensed combined statements of operations as follows:

	Three Months Ended December 31, 2002	Year Ended September 30, 2002
Statutory federal income tax rate	34.0%	38.0%
Other nondedeuctible (deductible) expenses	1.6%	0.5%
State income taxes, net of federal tax benefit	(22.3)%	(72.4)%
Deductible foreign losses	39.8%	160.4%

	53.1%	126.5%

        (3)  Earnings Per Share

        The following table sets forth the computation of basic and diluted earnings per share (i) on an actual basis and (ii) as adjusted for the acquisition of PKLB for the periods indicated:

	Year ended September 30, 2002		Three months ended December 31, 2002
	Actual	As adjusted for the acquisition of PKLB	Actual	As adjusted for the acquisition of PKLB
Numerator:
Net income	$1,066	$36	$275	$(52)
Effect of dilutive securities:
Interest on 6% convertible subordinated notes payable(C)	—	—	—	—

Numerator for diluted earnings per share-income available to common shareholders	$1,066	$36	$275	$(52)

Denominator:
Basic weighted average common shares outstanding(A)	4,576	4,805	4,579	4,808
Effect of dilutive securities:
Employee and director stock options	49	49	58	—
Warrants(B)	—	—	—	—
6% convertible subordinated notes payable(B)	—	—	—	—

Diluted weighted average common shares outstanding	4,625	4,854	4,637	4,808

Basic earnings per share	$0.23	$0.01	$0.06	$(0.01)

Diluted earnings per share	$0.23	$0.01	$0.06	$(0.01)

(A)
As adjusted reflects the weighted average outstanding shares of BASi common shares exchanged for PKLB common and Class B preferred shares for the year ended September 30, 2002, and for the three months ended December 31, 2001.

(B)
As stipulated in the merger agreement, holders of PKLB Class B Preferred shares will receive warrants for the purchase of BASi common shares. These warrants to purchase BASi common shares are not included in the computation of diluted earnings per share, as adjusted for the year ended September 30, 2002, or the three months ended December 31, 2002, because the warrants' exercise price is greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

(C)
As stipulated in the merger agreement, holders of PKLB Class A Preferred shares will receive 6% convertible subordinated notes payable issued by BASi. The 6% subordinated notes are convertible into 313 BASi common shares. The potential common shares for these convertible notes are not added to the denominator for the computation of diluted earnings per share, as adjusted for the year ended September 30, 2002, or the three months ended December 31, 2002, because the inclusion of such shares would be antidilutive due to the interest expense on these notes. For additional disclosures regarding the 6% convertible subordinated notes, see Note 1f.

COMPARISON OF SHAREHOLDER RIGHTS

        BASi is an Indiana corporation. The rights of BASi's shareholders are governed by BASi's articles of incorporation and bylaws and Indiana law. PKLB is a Maryland corporation. The rights of PKLB's shareholders are governed by PKLB's articles of incorporation and bylaws and Maryland law. After the merger, the rights of PKLB shareholders who become BASi shareholders will be governed by BASi's articles of incorporation, BASi's bylaws and Indiana law. The following is a summary of the material differences between the rights of BASi shareholders and PKLB shareholders.

Authorized Capital Stock

BASi

        BASi's authorized capital stock consists of 20 million shares, divided into two classes. There are 19 million common shares and one million preferred shares. The rights and preferences of the preferred shares can be determined by BASi's board of directors at the time of issuance. BASi has not issued any preferred shares

PKLB

        PKLB's authorized capital stock consists of 11.5 million shares divided into two classes. There are 10 million shares of common stock and 1.5 million shares of preferred stock. The rights and preferences of the preferred stock can be determined by PKLB's board of directors at the time of issuance. PKLB has issued 833,300 shares classified as Class A Convertible Preferred Stock and 250,000 shares classified as Class B Convertible Preferred Stock.

        PKLB's charter gives the board of directors "blank check" authority to establish the number of shares to be included in any series of preferred stock, and to fix the terms, rights, restrictions, qualification and limitations of any series, including any preferences, voting powers, dividend rights, liquidation rights, and redemption, sinking fund or conversion rights. PKLB's board of directors can, without shareholder approval, issue preferred stock with voting and conversion rights that could adversely affect the voting power or other rights of the holders of PKLB common stock. There are currently two series of preferred stock issued and outstanding.

Amendment of Charter Documents

BASi

        Under Indiana law, the amendment of a corporation's articles of incorporation requires generally that the board of directors adopt a resolution setting forth the proposed amendment and recommend approval of the amendment to the shareholders. Notice must then be given to each shareholder, whether or not entitled to vote, of a shareholders meeting, stating that one of the purposes of the meeting is to vote on the proposed amendment. If a quorum is present at the meeting, action on an amendment is approved if the votes cast favoring the amendment exceed the votes cast opposing the amendment, unless the articles of incorporation or Indiana law require a greater number of affirmative votes. In addition, the amendment must be approved by a majority of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights. BASi's articles of incorporation do not require a greater number of affirmative votes.

PKLB

        Under Maryland law, the amendment of a corporation's articles of incorporation requires that the board of directors (a) adopt a resolution setting forth the proposed amendment and declaring that the amendment is "advisable" and (b) direct that the proposed amendment be submitted for consideration at either an annual or a special meeting of the shareholders. Notice must then be given to each shareholder entitled to vote on the proposed amendment and to each shareholder not entitled to vote on it "if the contract rights of his stock, as expressly set forth in the charter, would be altered by the amendment." Except where applicable law or the articles of incorporation provide otherwise, a corporation may amend its articles by the affirmative vote of two-thirds of the votes entitled to be cast thereon. PKLB's articles of incorporation reserve the right of PKLB to amend its articles of incorporation, but specify that no amendment may change the terms of any class or series of any class of outstanding stock unless the terms of the amendment have been authorized by the holders of at least two-thirds of all shares of that class or series then outstanding.

Amendment of Bylaws

BASi

        Under Indiana law, unless a corporation's articles of incorporation provide otherwise, only a corporation's board of directors may amend or repeal a corporation's bylaws. BASi's articles of incorporation do not provide otherwise, and its bylaws provide that they may be amended or repealed only the board of directors.

PKLB

        Under Maryland law, unless a corporation's articles of incorporation require a greater vote, a corporation's bylaws generally may be amended by the majority vote of the shareholders or the Board of Directors. PKLB's bylaws specify that the board of directors may alter or repeal the bylaws, or make new bylaws at any time, but that they may not alter or repeal any bylaws made by the PKLB shareholders subsequent to December 4, 1981. The bylaws also grant PKLB's shareholders the power to alter or repeal any of the bylaws or to make new bylaws.

Provisions Affecting Business Combinations

BASi

        Indiana law provides that a corporation may not engage in any "business combination" with any "interested shareholder" for a period of five years following the interested shareholder's share acquisition date, unless the business combination or the purchase of shares made by the interested shareholder is approved by the board of directors of the corporation before the interested shareholder's share acquisition date. A "business combination" under Indiana law is generally defined as any of the following transactions involving the corporation and an interested shareholder thereof:

  (i)
  a merger or consolidation of the corporation or any of its subsidiaries with the interested shareholder or any of its affiliates or associates;

  (ii)
  a sale, lease, exchange, mortgage, pledge, transfer, or other disposition of the corporation's assets to or with the interested shareholder or any of its affiliates or associates, having an aggregate market value equal to 10% or more of the aggregate market value of the corporation's consolidated assets, or 10% or more of the aggregate market value of the corporation's outstanding shares, or representing 10% or more of the earning power or net income of the corporation;

  (iii)
  an issuance or transfer of the corporation's shares representing 5% or more of the aggregate market value of all of the corporation's outstanding shares to or with the interested shareholder or any of its affiliates or associates;

  (iv)
  the adoption of a plan of liquidation or dissolution proposed by or under agreement with the interested shareholder or any of its affiliates or associates;

  (v)
  a transaction having the effect of directly or indirectly increasing the proportionate share of the corporation's shares held by the interested shareholder or any of its affiliates or associates; or

  (vi)
  any receipt by the interested shareholder or any of its affiliates or associates of the benefit of any loans, advances, guarantees, pledges, or other financial assistance or any tax credits or other tax advantages.

        An "interested shareholder" under Indiana law is generally defined as any person owning 10% or more of the voting power of the outstanding voting shares of the corporation.

        At the conclusion of the five-year prohibition, any business combination between the Indiana corporation and an interested shareholder or its affiliates or associates must be approved by the affirmative vote of a majority of the outstanding voting shares of the corporation other than shares held by the interested shareholder proposing the business combination or its affiliates or associates. These voting requirements do not apply if the corporation's common shareholders receive a "fair price," for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares.

PKLB

        Maryland law provides that a corporation may not engage in any "business combination" with any "interested shareholder" for a period of five years following the most recent date on which the interested shareholder became an interested shareholder, unless the business combination or purchase of shares is approved or exempted by the board of directors of the corporation, or otherwise exempted by the statute. A "business combination" under Maryland law is generally defined as any of the following transactions involving the corporation and an interested shareholder thereof:

  (i)
  a merger, consolidation or share exchange between the corporation or any subsidiary and an interested shareholder or a corporation which is or would be an affiliate of an interested shareholder, unless the transaction does not alter the contract rights of the stock as expressly set forth in the charter or change or convert in whole or in part the outstanding shares of stock of the corporation;

  (ii)
  a sale, lease or other disposition of assets, other than in the ordinary course of business or pursuant to a dividend or other "substantially proportionate treatment" of voting shareholders, to any interested shareholder within any twelve-month period if the aggregate book value represents 10% or more of the total market value of the outstanding stock of the corporation or of its net worth;

  (iii)
  an issuance or transfer of the corporation's shares representing 5% or more of the aggregate market value all of the corporation's outstanding shares;

  (iv)
  any liquidation or dissolution in which any interested shareholder or affiliate receives anything other than cash;

  (v)
  any reclassification of securities or recapitalization of the corporation resulting in an increase of 5% percent or more in the proportionate amount of outstanding shares of any class of equity securities owned by any interested shareholder or affiliate; or

  (vi)
  any receipt by the interested shareholder or affiliate (other than the corporation or a subsidiary) of the benefit of any loans, advances, guarantees, pledges, or other financial assistance or any tax credits or other tax advantages.

        An "interested shareholder" under Maryland law is generally defined as any person (other than the corporation or any subsidiary) that beneficially owns at least 10% of the corporation's stock.

        At the conclusion of the five-year prohibition, any business combination between the Maryland corporation and an interested shareholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected. These super-majority voting requirements do not apply if the corporation's common shareholders receive a "fair price," for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares.

Control Share Acquisition Laws

BASi

        Indiana law, with some exceptions, provides that a person proposing to acquire or acquiring voting shares of an "issuing public corporation" (which definition includes only corporations having at least 100 shareholders, principal place of business, office or substantial assets within Indiana, and in which more than 10% of its shareholders are Indiana residents, 10% of its shares are owned by Indiana residents, or which have 10,000 or more shareholders who are Indiana residents) sufficient to entitle that person to exercise voting power within any of the ranges of one-fifth to one-third of all voting power, more than one-third but less than one-half of all voting power, or a majority or more of all voting power may give a notice of its acquisition or proposed acquisition to the corporation containing information specified under Indiana law. The acquiring person may request that the directors call a special meeting of shareholders for the purpose of considering the voting rights to be accorded the shares, called "control shares" under Indiana law, in which case the control shares will have voting rights only to the extent granted by a resolution approved by the shareholders. The resolution must be approved by a majority of the votes entitled to be cast by each voting group entitled to vote separately on the proposal, excluding shares held by the acquiring person and shares held by management. Control shares as to which the required notice has not been filed and any control shares not accorded full voting rights by the shareholders may be redeemed at fair market value by the corporation if it is authorized to do so by its articles of incorporation or bylaws before a control share acquisition has occurred. BASi has not adopted such a provision in its articles of incorporation or bylaws. Shareholders other than the acquiring person are entitled to dissenters' rights with respect to their shares in the event that the control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority of all voting power.

PKLB

        Maryland law, with some exceptions, provides that, voting rights of shares of stock of a Maryland corporation acquired by an acquiring person at ownership levels of one-fifth, one-third, and one-half of the outstanding shares are denied unless conferred by a special shareholder vote of two-thirds of the outstanding shares held by persons other than the acquiring person and officers and directors of the corporation or, among other exceptions, such acquisition of shares is made pursuant to a merger agreement with the corporation or the corporation's charter or bylaws permit the acquisition of such shares prior to the acquiring person's acquisition thereof.

        Unless a corporation's charter or bylaws provide otherwise, Maryland law permits such corporation to redeem the acquired shares at "fair value" if the voting rights are not approved or if the acquiring person does not deliver a "control share acquisition statement" to the corporation on or before the tenth day after the control share acquisition. The acquiring person may call a shareholder's meeting to consider authorizing voting rights for control shares subject to certain disclosure obligations and payment of certain costs. If voting rights are approved for more than fifty percent of the outstanding stock, objecting shareholders may have their shares appraised and repurchased by the corporation for cash.

Anti-takeover Laws

BASi

        Indiana law provides that a person shall not make a takeover offer unless the following conditions are satisfied:

  (i)
  a statement which consists of each document required to be filed with the Securities and Exchange Commission is filed with the Indiana Securities Commissioner and delivered to the president of the target company before making the takeover offer;

  (ii)
  a consent to service of process and the requisite filing fee accompanies the statement filed with the Indiana Securities Commissioner;

  (iii)
  the takeover offer is made to all offerees holding the same class of equity securities on substantially equivalent terms;

  (iv)
  a hearing is held within 20 business days after the statement described in clause (i) above is filed; and

  (v)
  the Indiana Securities Commissioner approves the takeover offer.

        In addition, Indiana law provides that no offeror may acquire any equity security of any class of a target company within two years following the conclusion of a takeover offer with respect to that class, unless the holder of such equity security is afforded, at the time of that acquisition, a reasonable opportunity to dispose of such securities to the offeror upon substantially equivalent terms.

        A "takeover offer" means an offer to acquire or an acquisition of any equity security of a target company pursuant to a tender offer or request or invitation for tenders if, after the acquisition, the offeror is directly or indirectly a record or beneficial owner of more than ten percent of any class of the outstanding equity securities of the target company. A "target company" means an issuer of securities which is organized under the laws of Indiana, has its principal place of business in Indiana and has substantial assets in Indiana.

PKLB

        The Maryland Unsolicited Takeovers Act ("MUTA") provides certain protections with respect to unsolicited takeover bids to Maryland corporations that are reporting companies under the Exchange Act and have at least three directors, who at the time of any election to become subject to MUTA (i) are not officers or employees of the corporation, (ii) are not persons seeking to acquire control of the corporation ("Acquiring Persons"), (iii) are not directors, officers, affiliates or associates of an Acquiring Person, and (iv) were not nominated or designated as directors by an Acquiring Person. The board of directors of a Maryland corporation can elect to be subject to any or all of the provisions of MUTA by resolution without the approval of the shareholders. If a corporation elects to be subject to MUTA, the provisions of MUTA supersede any conflicting provisions of the corporation's charter and bylaws. Following election to be subject to MUTA, the following provisions apply: (a) shareholders are only permitted to remove directors for cause and upon a vote of at least 2/3 of all the votes entitled to be cast generally in the election of directors; (b) the number of directors is fixed from time to time exclusively by the board of directors, which cannot cause the term of any incumbent director to be shortened; (c) each vacancy on the board of directors that results from an increase in the size of the board of directors or the death, resignation or removal of a director may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum; and (d) a corporation's secretary may call a special meeting of shareholders only on written request of the shareholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting. After making an election to be subject to MUTA, a corporation subsequently may elect to no longer be subject to a particular MUTA provision or provisions in the same manner in which it previously elected to become subject to the provision or provisions.

        PKLB has not elected to be subject to MUTA.

Conflicts of Interest

BASi

        Indiana law provides that a transaction with a corporation in which a director has a direct or indirect interest is not voidable if the interest of the director was disclosed to the approving parties or the transaction was fair to the corporation. For this purpose, the "approving parties" are either (i) a majority of the disinterested members of the board of directors or a committee of the board of directors, or (ii) the shareholders of the corporation. A transaction submitted to a shareholder vote will be approved if a quorum is present at a meeting called to vote on the transaction, and the votes cast in favor of the transaction exceed the votes cast opposing the transaction. Shares owned by the interested director may be voted at the shareholders meeting called to approve the transaction.

PKLB

        Maryland law provides that if a contract or other transaction between a corporation and any of its directors or between a corporation and any other corporation, firm, or other entity in which any of its directors is a director or has a material financial interest is either (i) ratified in accordance with certain procedures by the disinterested directors or by the disinterested shareholders or (ii) is fair and reasonable to the corporation, then the contract or transaction is not void or voidable solely because of (a) the common directorship or interest; (b) the presence of the director at the meeting authorizing, approving or ratifying the contract or transaction; or (c) the counting of the director's vote for the authorization, approval, or ratification of the contract or transaction.

        Ratification of the contract or transaction by the disinterested directors or by the disinterested shareholders requires that the fact of the common directorship or interest be disclosed or known to the board, committee or shareholders approving the contract or transaction. Approval by the board or a committee must be by the affirmative vote of a majority of disinterested directors. Approval by the shareholders must be by a majority of the votes cast by the shareholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation, firm, or other entity.

        Alternatively, the contract or transaction is not void or voidable if it is fair and reasonable to the corporation. In determining whether the contract or transaction is fair and reasonable to the corporation, "fair" means that the material terms of the transaction are within the range that might have been agreed to by economically motivated disinterested persons negotiating at arm's length with knowledge of all material facts known to any party to the transaction; and "reasonable" means that the transaction is sensible for the corporation under the particular circumstances.

Stockholder Action Without a Meeting

BASi

        Under Indiana law, action permitted at a shareholders' meeting may be taken without a meeting if the action is taken by all the shareholders entitled to vote on the action and is evidenced by one or more written consents. BASi bylaws provide that any action required or permitted to be taken at any shareholders' meeting may be taken without a meeting if the action is taken by all the shareholders entitled to vote on the action and is evidenced by one or more written consents describing the action taken, signed by all the shareholders entitled to vote on the action.

PKLB

        Under Maryland law, action required or permitted to be taken at a shareholder's meeting may be taken without a meeting if the action is taken by all the shareholders entitled to vote on the action and is evidenced by unanimous written consent describing the action taken, signed by all the shareholders entitled to vote on the action and is filed with the records of shareholder meetings.

        In addition, Maryland law provides procedures for written consent by holders of any class of stock other than common stock. Unless a corporation's charter requires otherwise, if shareholders other than common shareholders are entitled to vote generally in the election of directors, they may take action or consent to any action by the written consent of the shareholders entitled to cast not less than the minimum number of votes that would be necessary to authorize the action at a shareholders meeting.

        PKLB's bylaws provide that any action permitted to be taken at a meeting of shareholders may be taken without a meeting if a consent in writing setting forth such action is signed by all the shareholders entitled to vote on the subject matter, and shareholders entitled to notice of a meeting, but not entitled to vote have waived in writing any rights which they may have to dissent from such action.

Dividends and Repurchases

BASi

        Under Indiana law, a corporation may make distributions to its shareholders by resolution adopted by its board of directors as long as, after giving it effect:

  •
  the corporation's total assets exceed the sum of its total liabilities, plus any amount that would be needed, if the corporation were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution; or

  •
  the corporation would be able to pay its debts as they become due in the usual course of business.

        The board of directors may base its determination of whether the corporation may make distributions either on financial statements prepared on the basis of accounting practices and principles that are reasonable in the circumstances or on a fair valuation or other method that is reasonable in the circumstances.

PKLB

        Under Maryland law, a corporation may make distributions to its shareholders as long as (i) the corporation's total assets exceed the sum of its total liabilities, plus, unless the charter provides otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights on dissolution are superior to those receiving the distribution and (ii) debts may be paid as they become due in the normal course of business. Maryland law requires that any distribution by a corporation must first be authorized by the board of directors of the corporation. The board's action in authorizing a distribution is valid if approved by a majority of the directors present at a meeting at which a quorum is present, unless the charter or bylaws of the corporation require a greater proportion.

Dissenters' Rights

BASi

        Under Indiana law, if a corporation's shares are listed on a national securities exchange or on the Nasdaq National Market, there are no dissenters' rights with respect to actions to be taken at a shareholders meeting that would otherwise provide for dissenters' rights. Because the BASi common shares are quoted on the Nasdaq National Market, BASi shareholders are not entitled to exercise dissenters' rights with respect to proposed mergers or similar transactions.

PKLB

        Under Maryland law, a shareholder of a Maryland corporation has appraisal rights in connection with certain fundamental changes in the corporation, including a merger, consolidation or share exchange involving the corporation. In these situations, a shareholder of a Maryland corporation has the right to demand and receive the payment of the fair value of his shares from the successor in the transaction. Appraisal rights may be exercised by holders of shares of preferred stock, but only if the shares are entitled to be voted on the transaction. Maryland law provides that rights of objecting shareholders to obtain the fair value of their shares in cash in connection with a merger generally do not exist with regard to (i) shares designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. on the record date for the shareholder meeting at which the merger will be considered, (ii) shares of the successor in a merger, (iii) shares not entitled to be voted on the transaction or not owned by the shareholder on the recorded date for determining the shareholders entitled to vote on the transaction, (iv) shares not entitled to appraisal rights because of a charter provision, and (v) shares of an open-end investment company registered under the Investment Company Act of 1940 where the value placed on the shares in the transaction is its net asset value.

        A shareholder who wants to receive fair value for his shares must follow specific procedures, including (i) the filing of a written objection to the transaction generally at or before the shareholders' meeting at which the transaction will be considered, (ii) the shareholder may not vote in favor of the transaction and (iii) the making of a "written demand on the successor for payment of the shareholder's shares" within 20 days after the Maryland State Department of Assessments and Taxation accepts for record the articles for the transaction. A more detailed discussion of these rights as they relate to the proposed merger can be found under "The Special Shareholders Meeting—Appraisal Rights" beginning on page 23.

Size of Board

BASi

        Under Indiana law, the board of directors must consist of one or more individuals with the number specified in or fixed in accordance with the corporation's articles of incorporation or bylaws. BASi bylaws state that it shall have no fewer than seven and no greater than nine directors and that, subject to that limitation, the number of directors may be fixed or changed from time to time by a majority vote of BASi's board of directors.

PKLB

        Unless the corporation has elected to be subject to MUTA (discussed above, under the heading "Anti-takeover Laws"), the number of directors of a Maryland corporation shall be the number set forth in the charter until changed by the by-laws. If the corporation has elected to be subject to MUTA, the corporation must have at least three directors who, at the time of any election to become subject to MUTA: (i) are not officers or employees of the corporation; (ii) are not persons seeking to acquire control of the corporation ("Acquiring Persons"); (iii) are not directors, officers, affiliates or associates of an Acquiring Person; and (iv) were not nominated or designated as directors by an Acquiring Person. If the corporation has not elected to be subject to MUTA, Maryland law requires that the corporation must have one director. PKLB's bylaws provide that the number of directors may be set by resolution of the board of directors, but that the number may not be less than three unless the number of shareholders is less than three, in which case there may be no fewer directors than there are shareholders.

Removal of Directors

BASi

        Indiana law provides that directors may be removed in any manner provided by a corporation's articles of incorporation and can be removed with or without cause, unless a corporation's articles of incorporation provide otherwise. A director may be removed by the shareholders only at a meeting called for the purpose of removing the director. BASi's articles of incorporation state that one or more directors may be removed, with or without cause, by the vote of the holders of a majority of the then outstanding BASi common shares, subject to any limitation on the removal of directors contained in the terms of any then outstanding preferred shares. BASi's bylaws provide that a director, subject to any limitations on, and requirements for, removal of directors contained in the articles of incorporation, may be removed with or without cause by action of the shareholders taken at any meeting the notice of which states that one of the purposes of the meeting is removal of the director.

PKLB

        Maryland law provides that directors may be removed in any manner provided by a corporation's articles of incorporation and, unless a corporation's articles provide otherwise, can be removed with or without cause by the affirmative vote of a majority of all the votes entitled to be cast for the election directors. PKLB's bylaws provide that a director may be removed at any meeting of the shareholders by the affirmative vote of the holders of a majority of the votes entitled to be cast.

Vacancies on the Board of Directors

BASi

        Under Indiana law, unless the articles of incorporation of a corporation provide otherwise, vacancies on the board of directors may be filled by a majority of the board of directors or, if the remaining directors constitute less than a quorum, the majority of the remaining members may fill the vacancy. BASi's bylaws provide that, subject to any provisions concerning the filling of vacancies contained in the articles of incorporation, if a vacancy occurs on the board of directors, including a vacancy resulting from an increase in the number of directors, the Board of Directors may fill the vacancy. Any director elected to fill a vacancy holds office until the next annual meeting of the shareholders and/or until a successor is elected and qualifies. The articles of incorporation state that the terms of any preferred shares issued may provide for the election of one or more directors by the holders of BASi common shares and/or by the holders of one or more series of BASi preferred shares.

PKLB

        Under Maryland law, unless a corporation has elected to be subject to MUTA (discussed above, under the heading "Anti-takeover Laws") which permits the board to vest the power to fill vacancies exclusively in itself, and except in the case of a director elected by the holders of a particular class or series of stock, the shareholders may elect a successor to fill a vacancy on the board of directors which results from the removal of a director. The vote required to elect the successor to a removed director is the same vote that would otherwise be required to elect a director, including a director to be elected by the holders of a particular class or series of stock. The shareholders' right to fill a vacancy created by removal of a director is shared with the board of directors. PKLB's bylaws provide that any vacancy occurring on the board of directors, other than by reason of any increase in the number of directors, may be filled by a majority of the remaining directors. Any vacancy occurring by reason of an increase in the number of directors may be filled by the action of the entire board.

Other Corporate Constituencies

BASi

        Under Indiana law, in discharging his or her duties to the corporation and in determining what he or she believes to be in the best interests of the corporation, a director or officer may, in addition to considering the effects of any action on shareholders, consider the effects of the action on employees, suppliers, customers, the communities in which the corporation operates and any other factors that the director or officer considers pertinent. The directors are permitted to weigh these factors as they deem appropriate and are not required to consider the effects of a proposed corporate action on any particular corporate constituent group or interest as a dominant or controlling factor. Under Indiana law, directors are not required to approve a proposed business combination or other corporate action if they determine in good faith that the action is not in the best interest of the corporation. In addition, Indiana law states that directors are not required to redeem any rights under or render inapplicable a shareholder rights plan or to take or decline to take any other action solely because of the effect such action or inaction might have on a proposed change of control of the corporation or the amounts to be paid to shareholders upon a change of control.

PKLB

        Maryland law permits a corporation to include in its charter a provision that allows the board of directors of a corporation, in considering a potential acquisition of control of the corporation, to consider the effect of the potential acquisition of control on shareholders, employees, suppliers, customers, and creditors of the corporation and the communities where offices or other establishments of the corporation are located.

        Under Maryland law, directors are not required to: (i) accept, recommend or respond on behalf of the corporation to any proposal by a person seeking to acquire control of the corporation; (ii) authorize the corporation to redeem any rights under, modify, or render inapplicable, a shareholder rights plan; (iii) elect or refrain from electing to be subject to any or all of the provisions of MUTA (discussed above, under the heading "Anti-takeover Laws"); (iv) make a determination with regard to the business combination statute or the control share acquisition statute; or (v) act or fail to act solely because of (a) the effect the act or failure to act may have on an acquisition or potential acquisition of control of the corporation or (b) the amount or type of any consideration that may be offered or paid to shareholders in an acquisition.

Director Liability

BASi

        Indiana law provides that a director is not liable for any action taken as a director, or any failure to take any action, unless (i) the director has breached or failed to perform the duties of the director's office in compliance with Section 23-1-35-1 of the Indiana Business Corporation law, which requires, among other things, that a director discharge his duties as a director in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner the director reasonably believes to be in the best interests of the corporation, and (ii) the breach or failure to perform constitutes willful misconduct or recklessness.

        Actions taken in connection with a proposed acquisition of control of the corporation by directors in the good faith exercise of their business judgment are not subject to a different or higher degree of scrutiny than other actions of the directors.

PKLB

        Maryland law requires that a director of a Maryland corporation discharge duties as a director in good faith, in a manner reasonably believed to be in the best interest of the corporation and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Under Maryland law, directors are liable (a) to the extent that it is proved that the director actually received an improper benefit or profit in money, property or services, for the amount of such benefit or profit actually received, or (b) to the extent that a court finds that the director's action, or failure to act, was the result of active and deliberate dishonesty which was material to the cause of action adjudicated in the proceeding. PKLB's charter contains a provision eliminating the liability of its directors to PKLB or the shareholders for monetary damages.

Indemnification

BASi

        Indiana law authorizes Indiana corporations to indemnify officers and directors for their conduct if such conduct was in good faith and was in the corporation's best interests or, in the case of directors, was not opposed to such best interests, and permits the purchase of insurance in this regard. The indemnification provided by Indiana law is not exclusive. The corporation may also provide other rights of indemnification in its articles of incorporation and bylaws, a contract approved by the board of directors or the shareholders, or any other authorization approved by the shareholders. Rights of indemnification that may be provided in such documents are limited only by the terms of such documents and public policy.

        BASi's articles of incorporation provide that BASi shall, to the fullest extent to which it is empowered to do so by Indiana law, or any other applicable law, indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or who, while serving as such director, officer, employee or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, whether for profit or not, against expenses (including counsel fees), judgments, settlements, penalties and fines (including excise taxes assessed with respect to employee benefit plans) actually or reasonably incurred by him in accordance with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed, in the case of conduct in his official capacity, was in the best interests of the corporation, and in all other cases, was not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, he either had reasonable cause to believe his conduct was lawful or no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not meet the prescribed standard of conduct.

PKLB

        Under Maryland law, unless limited by a corporation's charter, a corporation may provide to a director of the corporation complete indemnification for settlements, judgments and expenses actually and reasonably incurred in proceedings other than derivative actions (i.e., actions brought against such persons by or on behalf of the corporation), subject to certain statutory limitations. Maryland Law also generally permits indemnification for amounts paid in settlement (including expenses) of derivative suits; however, Maryland Law prohibits such indemnification if the proposed indemnitee is adjudged liable to the corporation, except upon application to a court which determines that such person is reasonably entitled to such indemnification.

        PKLB's charter contains a provision providing for the indemnification of its currently acting and former directors against any and all liabilities and expenses incurred in connection with their services in such capacities to the maximum extent permitted by Maryland law. The charter also requires PKLB to indemnify its currently acting and former officers and persons who serve or have served, at PKLB's request, as a director, officer, partner, trustee, employee or agent of another entity to the same extent as the directors. Furthermore, the charter states that the indemnification granted to its officers and directors will also apply to actions taken by those officers and directors in their capacity as employees of PKLB.

WHERE YOU CAN FIND MORE INFORMATION

        BASi has filed a registration statement on Form S-4 to register with the SEC the BASi common shares to be issued to PKLB shareholders in the merger. This information statement/prospectus is a part of that registration statement and constitutes a prospectus of BASi in addition to being a information statement of PKLB for its special shareholders meeting. As allowed by SEC rules, this information statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

        In addition, BASi and PKLB file reports, information statements and other information with the SEC under the Exchange Act. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may read and copy this information at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C., 20549.

        You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet World Wide Web site that contains reports, information statements and other information about issuers, including BASi and PKLB, who file electronically with the SEC. The address of that site is http://www.sec.gov. You can also inspect reports, information statements and other information about BASi and PKLB at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. BASi's and PKLB's SEC filings are also available to the public over the Internet at EDGAR Online, Inc.'s web site at http://freedgar.com.

        The SEC allows BASi and PKLB to "incorporate by reference" information into this information statement/prospectus. This means that BASi and PKLB can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this information statement/prospectus, except for any information that is superseded by information that is included directly in this information statement/prospectus.

        This information statement/prospectus incorporates by reference the documents listed below that BASi and PKLB have previously filed with the SEC. These documents contain important information about BASi, PKLB and their finances. Some of these filings have been amended by later filings, which are also listed below.

BASi Commission Filings (File No. 1-3285)	Date/Period
Description of BASi's common shares contained in BASi's Registration Statement on Form S-1	Filed November 24, 1997
Annual Report on Form 10-K	Year ended September 30, 2002
Quarterly Reports on Form 10-Q	Quarter ended December 31, 2002
Current Report on Form 8-K	Filed July 3, 2002
Current Report on Form 8-K	Filed November 22, 2002
PKLB Commission Filings (File No. 0-9010)	Filing Date/Period
Annual Report on Form 10-K	Year ended June 30, 2002
Current Report on Form 8-K	Filed July 9, 2002
Quarterly Report on Form 10-Q	Quarters ended September 30, 2002 and December 31, 2002
Current Report on Form 8-K	Filed November 20, 2002
Current Report on Form 8-K	Filed November 27, 2002

        BASi and PKLB incorporate by reference any additional documents that either company may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, between the date of this information statement/prospectus and the date of the PKLB special shareholders meeting. These documents include periodic reports, including Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as information statements.

        You can obtain any of the documents incorporated by reference in this information statement/prospectus from the SEC through the SEC's web site at the address provided above, as well as at EDGAR Online, Inc.'s website at http://freedgar.com. Documents incorporated by reference are also available from BASi and PKLB without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this information statement/prospectus. You can obtain these documents by requesting them in writing or by telephone from BASi and PKLB at the following addresses:

Bioanalytical Systems, Inc. 2701 Kent Avenue West Lafayette, Indiana 47906 Attention: Investor Relations Telephone Number: (765) 463-4527	PharmaKinetics Laboratories, Inc. 302 West Fayette Street Baltimore, Maryland 21201 Attention: Investor Relations Telephone number: (410) 385-4500

        If you would like to request documents from either company, please do so by [Request Date], 2003, in order to receive them before the PKLB special shareholders meeting. If you request any incorporated documents from PKLB or BASi, they will be mailed to you by first class mail, or another equally prompt means, within one business day after receipt of your request.

        We have not authorized anyone to give any information or make any representation about the merger of PKLB and BASi that differs from, or adds to, the information in this information statement/prospectus or the PKLB and BASi documents that are publicly filed with the SEC. Therefore, if anyone gives you different or additional information, you should not rely on it.

        If you are in a jurisdiction where it is unlawful to offer to exchange or sell, or to ask for offers of exchange or to buy, the securities offered by this information statement/prospectus or to ask for proxies, or if you are a person to whom it is unlawful to direct these activities, then the offer presented by this information statement/prospectus does not extend to you.

        The information contained in this information statement/prospectus speaks only as of its date, unless the information specifically indicates that another date applies. Information about BASi has been supplied by BASi, and information about PKLB has been supplied by PKLB.

EXPERTS

        The consolidated financial statements of Bioanalytical Systems, Inc. incorporated by reference in Bioanalytical Systems, Inc.'s Form 10-K for the year ended September 30, 2002 and 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and included in this information statement/prospectus and incorporated herein by reference. Such consolidated financial statements are included and incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of PharmaKinetics Laboratories, Inc. included in this information statement/prospectus as of June 30, 2002 and 2001 and for each of the three years in the period ended June 30, 2002 have been audited by PricewaterhouseCoopers LLP, independent accountants, given upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

        The validity of the issuance of BASi common shares being offered by this document will be passed upon for BASi by Ice Miller, Indianapolis, Indiana.

SHAREHOLDER PROPOSALS FOR ANNUAL MEETINGS

        If the merger agreement is terminated, PKLB will hold its annual meeting of shareholders as soon as is reasonably practicable following such termination. In such event, PKLB will give its shareholders notice of the date, time and place of the meeting. In addition, PKLB will give notice to its shareholders of the date of the deadline for submission of shareholder proposals to PKLB to be included with the proxy statement for the annual meeting, which deadline will be a reasonable time before PKLB begins to print and mail the proxy materials for the annual meeting. Such notice will also contain notice of the date for timely notice to PKLB of shareholder proposals, and the proxy solicited by PKLB's board of directors for the annual meeting of shareholders will confer discretionary authority to vote on any shareholder proposal presented at that meeting of which PKLB receives notice after such date. PKLB has not received any notice of shareholder proposals.

 INDEX TO FINANCIAL STATEMENTS

BASi Financial Statements
BASi Consolidated Balance Sheets as of December 31, 2002 (Unaudited) and September 30, 2002	F-2
BASi Consolidated Statements of Income (Unaudited) for the Three Months Ended December 31, 2002 and December 31, 2001	F-3
BASi Consolidated Statements of Cash Flows (Unaudited) for the Three Months Ended December 31, 2002 and December 31, 2001	F-4
BASi Notes to Consolidated Financial Statements (Unaudited)	F-5
BASi Report of Independent Auditors	F-9
BASi Consolidated Balance Sheets for the Years Ended September 30, 2002 and 2001	F-10
BASi Consolidated Statements of Operations for the Years Ended September 30, 2002, 2001 and 2000	F-11
BASi Consolidated Statements of Shareholders' Equity for the Years Ended September 30, 2002, 2001, and 2000	F-12
BASi Consolidated Statements of Cash Flows for the Years Ended September 30, 2002, 2001 and 2000	F-13
BASi Notes to Consolidated Financial Statements	F-14
PKLB Financial Statements
PKLB Consolidated Balance Sheets as of December 31, 2002 (Unaudited) and June 30, 2002	F-25
PKLB Consolidated Statements of Operations (Unaudited) for the Three and Six Months Ended December 31, 2002 and December 31, 2001	F-26
PKLB Consolidated Statements of Cash Flows (Unaudited) for the Six Months Ended December 31, 2002 and December 31, 2001.	F-27
PKLB Notes to Consolidated Financial Statements (Unaudited)	F-28
PKLB Report of Independent Accountants	F-32
PKLB Consolidated Balance Sheets for the Years Ended June 30, 2002 and 2001	F-33
PKLB Consolidated Statements of Operations for the Years Ended June 30, 2002, 2001 and 2000	F-34
PKLB Consolidated Statement of Changes in Stockholders' Equity (Deficit) for the Years Ended June 30, 2002, 2001 and 2000	F-35
PKLB Consolidated Statements of Cash Flows for the Years Ended June 30, 2002, 2001 and 2000	F-36
PKLB Notes to Consolidated Financial Statements	F-37

 BIOANALYTICAL SYSTEMS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2002 (Unaudited)	September 30, 2002*
ASSETS
Current assets:
Cash and cash equivalents	$1,612	$826
Accounts receivable
Trade	4,549	3,699
Grants	35	116
Unbilled revenues and other	981	739
Inventories	2,581	2,624
Deferred income taxes	455	455
Refundable income taxes	69	52
Prepaid expenses	887	283

Total current assets	11,169	8,794
Property and equipment:
Land and improvements	496	496
Buildings and improvements	16,209	14,476
Machinery and equipment	13,241	13,363
Office furniture and fixtures	1,126	1,114
Construction in process	2,822	2,359

Total property and equipment	33,894	31,808
Less accumulated depreciation	(9,509)	(8,984)

Net property and equipment	24,385	22,824
Goodwill, less accumulated amortization of $360	2,235	884
Other assets	1,338	961

Total assets	$39,127	$33,463

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$2,212	$2,459
Income taxes payable	14	42
Accrued expenses	596	753
Customer advances	1,200	1,285
Revolving line of credit	3,941	3,750
Current portion of capital lease obligation	265	1,138
Current portion of long-term debt	396	278

Total current liabilities	8,624	9,705
Capital lease obligation, less current portion	69	124
Construction line of credit	2,655	—
Long-term debt, less current portion	5,095	3,124
Subordinated debt, long-term	1,819	—
Deferred income taxes	1,674	1,612
Shareholders equity:
Preferred Shares:
Authorized shares—1,000,000
Issued and outstanding shares—none	—	—
Common Shares:
Authorized shares—19,000,000
Issued and outstanding shares—4,590,045 and 4,578,516	1,017	1,014
Additional paid-in capital	10,537	10,521
Retained earnings	7,686	7,411
Accumulated other comprehensive loss	(49)	(48)

Total shareholders' equity	19,191	18,898

Total liabilities and shareholders' equity	$39,127	$33,463

        See accompanying notes to consolidated financial statements.

*
The balance sheet at September 30, 2002 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

 BIOANALYTICAL SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share and per share amounts)
(Unaudited)

	Three Months Ended December 31,
	2002		2001
Service revenue		$4,532		$3,569
Product revenue		2,442		2,454

Total revenue		6,974		6,023
Cost of service revenue		3,255		2,620
Cost of product revenue		1,034		847

Total cost of revenue		4,289		3,467
Gross profit		2,685		2,556
Operating expenses:
Selling		758		778
Research and development		368		323
General and administrative		1,090		1,018

Total operating expenses		2,216		2,119

Operating income		469		437
Interest income		1		6
Interest expense		(110)		(59)
Other income		29		36
Gain (loss) on sale of property and equipment		37		(8)

Income before income taxes		426		412
Income taxes		151		165

Net income		$275		$247

Basic net income per common share	$	..06	$	..05
Diluted net income per common and common equivalent share		$.06		$.05
Basic weighted average common shares outstanding		4,579,034		4,569,772
Diluted weighted average common and common equivalent shares outstanding		4,636,591		4,623,357

See accompanying notes to consolidated financial statements.

 BIOANALYTICAL SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Three Months Ended December 31,
	2002	2001
OPERATING ACTIVITIES
Net income	$275	$247
Adjustments to reconcile net income to net cash (used) provided by operating activities:
Depreciation and amortization	569	479
Loss (gain) on sale of property and equipment	(37)	8
Deferred income taxes	51	131
Changes in operating assets and liabilities:
Accounts receivable	(551)	886
Inventories	43	(569)
Prepaid expenses and other assets	(119)	(133)
Accounts payable	(418)	(963)
Income taxes payable	(45)	33
Accrued expenses	(161)	(177)
Customer advances	(85)	72

Net cash provided (used) by operating activities	(478)	14
INVESTING ACTIVITIES
Capital expenditures	(2,571)	(294)
Proceeds from sale of property and equipment	859	—
Payments for purchase of net assets from LC Resources, Inc. net of cash acquired	(163)	—
Loans to PharmaKinectics Laboratories, Inc.	(375)	—
Deferred acquisition costs for PharmaKinectics Laboratories, Inc.	(85)	—

Net cash used by investing activities	(2,335)	(294)
FINANCING ACTIVITIES
Borrowings on line of credit	3,826	870
Payments on line of credit	(3,635)	(223)
Borrowings on construction line of credit	2,654	—
Payments on capital lease obligations	(928)	(65)
Borrowings of long-term debt, net of issuance costs	5,110	—
Payments of long-term debt	(3,448)	(58)
Net proceeds from the exercise of stock options	19	11

Net cash provided by financing activities	3,598	535

Effects of exchange rate changes	1	7

Net increase in cash and cash equivalents	786	262
Cash and cash equivalents at beginning of period	826	374

Cash and cash equivalents at end of period	$1,612	$636

See accompanying notes to consolidated financial statements.

 BIOANALYTICAL SYSTEMS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

1.    Description of the Business

        Bioanalytical Systems, Inc. and its subsidiaries ("BASi") engage in laboratory services, consulting and research related to analytical chemistry and chemical instrumentation. BASi also manufactures and markets scientific instruments for use in the determination of trace amounts of organic compounds in biological, environmental and industrial materials. BASi also sells its equipment and software for use in industrial, government and academic laboratories. BASi customers are located throughout the world.

2.    Interim Financial Statement Presentation

        The accompanying interim financial statements are unaudited and have been prepared by BASi pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") regarding interim financial reporting. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements, and therefore these consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements, and the notes thereto, for the year ended September 30, 2002. In the opinion of management, the consolidated financial statements for the three months ended December 31, 2002 and 2001 include all adjustments, consisting only of normal and recurring adjustments, which are necessary for a fair presentation of the results of the interim periods. The results of operations for the three months ended December 31, 2002 are not necessarily indicative of the results for the year ending September 30, 2003.

3.    Acquisition

        On December 13, 2002, BASi acquired LC Resources, Inc. ("LCR"), a privately-held company based in Walnut Creek, California. BASi purchased all of the outstanding shares of LCR for $2,500,000, subject to adjustment for certain changes in net tangible assets of LCR. Based on BASi's preliminary review of LCR's net tangible assets, the purchase price has been adjusted to approximately $2,100,000. BASi paid cash of $176,000, including acquisition costs, at closing with the remainder of the purchase price to be paid through promissory notes (subordinate to BASi's senior bank debt), bearing interest at 10% per annum, and maturing on October 1, 2007. The holders of the notes will have the option to require BASi to repay up to 20% of the outstanding principal balance of the notes on each October 1 prior to maturity, commencing October 1, 2003.

        The acquisition was accounted for using the purchase method of accounting as required by Statement of Financial Accounting Standards No. 141, "Business Combinations." The preliminary purchase price has been allocated to the estimated fair values of net assets acquired based on management's estimate. The purchase price is subject to change pending final agreement between the parties; the estimated fair values are subject to change pending the completion of management's analysis. The excess preliminary purchase price has been allocated to goodwill in the amount of $1,351,000 and the results of operations of LCR have been included with those of BASi since the date of the acquisition. BASi has not prepared pro forma results as if the acquisition had occurred at the beginning of each period presented, because such historical accounting information is not available.

4.    Inventories

        Inventories consisted of (in thousands):

	December 31, 2002	September 30, 2002
Raw materials	$1,362	$1,347
Work in progress	382	339
Finished goods	990	1,091

	2,734	2,777
LIFO reserve	(153)	(153)

	$2,581	$2,624

5.    Debt

        BASi has a revolving line of credit which expires September 30, 2005. The maximum amount available under the terms of the agreement is $6,000,000 with outstanding borrowings limited to the borrowing base as defined in the agreement. Interest accrues monthly on the outstanding balance at the bank's prime rate to prime rate plus 125 basis points or at the Eurodollar rate plus 200 to 350 basis points, as elected by BASi, depending upon certain financial ratios (4.25% at December 31, 2002). BASi pays a fee equal to 25 to 50 basis points, depending on certain financial ratios, on the unused portion of the line of credit.

        BASi has a $5,410,000 commercial mortgage with a bank. The mortgage note requires 119 monthly principal payments of $22,542 plus interest, followed by a final payment for the unpaid principal amount of $2,727,502 due November 1, 2012. Interest is charged at the prime rate (4.25% at December 31, 2002).

        BASi has a $2,250,000 construction loan with a bank which expires November 1, 2012. Proceeds from this loan will be used to fund the expansion of BASi's facilities in West Lafayette, Indiana. The loan requires interest payments only until completion of the project in West Lafayette, Indiana. Interest is charged at the prime rate (4.25% at December 31, 2002).

        BASi has a $2,340,000 construction loan with a bank which expires May 1, 2008. Proceeds from this loan will be used to fund the expansion of BASi's facilities in Evansville, Indiana. The loan requires interest payments only until completion of the project in Evansville, Indiana. Interest is charged at the prime rate (4.25% at December 31, 2002).

        BASi has subordinated notes payable issued in connection with the acquisition of LCR (see Note 3).

6.    Segment Information

        BASi operates in two principal segments—analytical services and analytical products. BASi's analytical services unit provides chemistry support on a contract basis directly to pharmaceutical companies. BASi's products unit provides liquid chromatography, electrochemical and physiological monitoring products to pharmaceutical companies, universities, government research centers and medical research institutions. BASi evaluates performance and allocates resources based on these segments.

        The following table presents required segment information:

	Three Months Ended December 31, 2002	Three Months Ended December 31, 2001
	(In thousands)
Operating income:
Services	$382	$157
Products	87	280

Total operating income	469	437
Corporate expenses	(43)	(25)

Income before income taxes	$426	$412

7.    New Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"), effective for fiscal years beginning after December 15, 2001. The BASi goodwill represents the excess of cost over the fair value of net assets acquired in several business acquisitions. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to annual impairment reviews. BASi adopted FAS 142 as of October 1, 2002, and therefore has not recorded any goodwill amortization in the first quarter of 2003. Prior to 2002, BASi amortized goodwill on a straight-line basis over 17 years. BASi recorded goodwill amortization expense of $15,000 in the first quarter of 2002.

        As required upon adoption of FAS 142, BASi is currently performing transitional impairment reviews of its goodwill. BASi has not completed these initial impairment tests, therefore management has yet to determine the effect of adoption. As required by FAS 142, BASi will complete the transitional goodwill impairment test by March 31, 2003.

        BASi adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", effective October 1, 2002. SFAS No. 144 supercedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and also supercedes the accounting and reporting provisions of Accounting Principals Board ("APB") Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for segments of a business to be disposed of. Adoption of SFAS No. 144 had no impact on BASi.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections". SFAS No. 145 rescinds both SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment to that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking Fund Requirements". SFAS No. 4 required that all gains and losses from the extinguishment of debt be aggregated and, if material, be classified as an extraordinary item, net of the related income tax effect. Upon the adoption of SFAS No. 145, all gains and losses on the extinguishment of debt for periods presented in the financial statements will be classified as extraordinary items only if they meet the criteria in APB No. 30. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 and SFAS No. 64 shall be applied for fiscal years beginning after May 15, 2002. BASi does not believe, based on current circumstances, the effect of adoption of SFAS No. 145 will be material.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity

(including Certain Costs Incurred in a Restructuring)". SFAS No. 146 generally requires companies to recognize costs associated with exit activities when they are incurred rather than at the date of a commitment to an exit or disposal plan and is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. BASi has not commenced such activities as of December 31, 2002.

        On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, "Interim Financial Reporting", to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS No. 148's amendment of the transition and annual disclosure requirements of SFAS No. 123 are effective for fiscal years ending after December 15, 2002. SFAS No. 148's amendment of the disclosure requirements of APB Opinion No. 28 is effective for financial reports containing consolidated financial statements for interim periods beginning after December 15, 2002.

 REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Bioanalytical Systems, Inc.

        We have audited the accompanying consolidated balance sheets of Bioanalytical Systems, Inc. as of September 30, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bioanalytical Systems, Inc. at September 30, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2002 in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Indianapolis, Indiana
November 1, 2002

 BIOANALYTICAL SYSTEMS, INC.
CONSOLIDATED BALANCE SHEETS

	September 30,
	2002	2001
ASSETS
Current assets:
Cash and cash equivalents	$825,964	$373,738
Accounts receivable:
Trade	3,699,554	3,634,143
Grants	115,592	116,719
Unbilled revenues and other	739,008	514,997
Inventories	2,624,050	2,391,081
Deferred income taxes	455,033	442,903
Refundable income taxes	51,952	325,001
Prepaid expenses	282,906	71,062

Total current assets	8,794,059	7,869,644
Property and equipment:
Land and improvements	495,624	495,624
Buildings and improvements	14,475,933	13,507,731
Machinery and equipment	13,363,055	10,795,295
Office furniture and fixtures	1,114,157	1,092,452
Construction in process	2,359,211	112,790

Total property and equipment	31,807,980	26,003,892
Less accumulated depreciation and amortization	(8,983,937)	(7,082,300)

Net property and equipment	22,824,043	18,921,592
Goodwill, less accumulated amortization of $360,167 in 2002 and $280,871 in 2001	883,628	962,924
Other assets	960,881	222,494

Total assets	$33,462,611	$27,976,654

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$2,459,325	$2,618,788
Income taxes payable	41,488	176,000
Accrued expenses	752,934	746,741
Customer advances	1,285,311	1,063,467
Revolving line of credit	3,749,373	235,687
Current portion of capital lease obligations	1,137,925	261,123
Current portion of long-term debt	278,928	233,328

Total current liabilities	9,705,284	5,335,134
Capital lease obligations, less current portion	123,371	402,276
Long-term debt, less current portion	3,123,756	2,741,684
Deferred income taxes	1,611,836	1,667,231
Shareholders' equity:
Preferred shares:
Authorized shares—1,000,000
Issued and outstanding shares—none	—	—
Common shares, no par value:
Authorized shares—19,000,000
Issued and outstanding shares—4,578,516 in 2002 and 4,569,416 in 2001	1,014,206	1,012,190
Additional paid-in capital	10,520,839	10,506,200
Retained earnings	7,411,111	6,344,666
Accumulated other comprehensive loss	(47,792)	(32,727)

Total shareholders' equity	18,898,364	17,830,329

Total liabilities and shareholders' equity	$33,462,611	$27,976,654

See accompanying notes to consolidated financial statements.

 BIOANALYTICAL SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended September 30,
	2002	2001	2000
Service revenue	$16,139,602	$15,202,066	$10,999,609
Product revenue	10,373,444	10,072,582	8,223,692

Total revenue	26,513,046	25,274,648	19,223,301
Cost of service revenue	11,556,269	9,660,288	9,245,380
Cost of product revenue	4,393,009	3,494,258	2,973,787

Total cost of revenue	15,949,278	13,154,546	12,219,167

Gross profit	10,563,768	12,120,102	7,004,134
Operating expenses:
Selling	2,939,929	3,204,056	3,400,273
Research and development	1,521,001	1,611,045	1,805,933
General and administrative	4,476,105	3,814,601	2,990,234

Total operating expenses	8,937,035	8,629,702	8,196,440

Operating income (loss)	1,626,733	3,490,400	(1,192,306)
Interest income	3,492	5,910	15,483
Interest expense	(205,002)	(417,211)	(553,715)
Other income (expense)	135,099	46,479	(34,067)
Loss on sale of property and equipment	(12,883)	(18,671)	(48,708)

Income (loss) before income taxes	1,547,439	3,106,907	(1,813,313)
Income taxes (benefit)	480,994	1,340,150	(431,303)

Net income (loss)	$1,066,445	$1,766,757	$(1,382,010)

Net income (loss) per share:
Basic	$0.23	$0.39	$(0.30)
Diluted	$0.23	$0.38	$(0.30)
Weighted average common shares outstanding:
Basic	4,575,995	4,564,620	4,550,336
Diluted	4,625,381	4,600,498	4,550,336

See accompanying notes to consolidated financial statements.

 BIOANALYTICAL SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Preferred Shares	Common Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at September 30, 1999	$—	$999,992	$10,481,978	$5,959,919	$(20,595)	$17,421,294
Comprehensive income (loss)
Net loss	—	—	—	(1,382,010)	—	(1,382,010)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	(2,851)	(2,851)

Total comprehensive loss						(1,384,861)
Exercise of stock options	—	10,698	14,527	—	—	25,225

Balance at September 30, 2000	—	1,010,690	10,496,505	4,577,909	(23,446)	16,061,658
Comprehensive income (loss)
Net income	—	—	—	1,766,757	—	1,766,757
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	(9,281)	(9,281)

Total comprehensive income						1,757,476
Exercise of stock options	—	1,500	9,695	—	—	11,195

Balance at September 30, 2001	—	1,012,190	10,506,200	6,344,666	(32,727)	17,830,329

Comprehensive income (loss)
Net income	—	—	—	1,066,445	—	1,066,445
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	(15,065)	(15,065)

Total comprehensive income						1,051,380
Exercise of stock options	—	2,016	14,639	—	—	16,655

Balance at September 30, 2002	$—	$1,014,206	$10,520,839	$7,411,111	$(47,792)	$18,898,364

See accompanying notes to consolidated financial statements.

 BIOANALYTICAL SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended September 30,
	2002	2001	2000
OPERATING ACTIVITIES
Net income (loss)	$1,066,445	$1,766,757	$(1,382,010)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation and amortization	2,042,004	1,761,709	1,636,413
Loss on sale of property and equipment	12,883	18,671	48,708
Deferred income taxes	(67,525)	362,313	(237,330)
Changes in operating assets and liabilities:
Accounts receivable	(288,295)	(903,212)	534,160
Inventories	(232,969)	(156,437)	(440,878)
Prepaid expenses and other assets	(438,227)	(232,425)	108,828
Accounts payable	(428,391)	1,220,462	(787,123)
Income taxes payable	138,537	162,086	(313,347)
Accrued expenses	6,193	127,743	(337,834)
Customer advances	221,844	(99,885)	631,253

Net cash provided (used) by operating activities	2,032,499	4,027,782	(539,160)
INVESTING ACTIVITIES
Capital expenditures	(4,684,278)	(1,673,411)	(1,572,627)
Proceeds from sale of property and equipment	16,663	45,425	13,972
Loans to PharmKinetics Laboratories, Inc.	(407,858)	—	—
Payments for purchase of net assets from T.P.S., Inc., net of cash acquired	—	—	(446,469)
Deferred acquisition cost for PharmaKinetics Laboratories, Inc.	(186,625)	—	—

Net cash used by investing activities	(5,262,098)	(1,627,986)	(2,005,124)
FINANCING ACTIVITIES
Borrowings on line of credit	4,635,321	1,003,428	2,784,572
Payments on line of credit	(1,121,635)	(3,035,022)	(781,199)
Payments on capital lease obligations	(261,123)	(239,916)	(220,432)
Borrowings of long-term debt	680,000	—	—
Payments of long-term debt	(252,328)	(234,097)	(707,841)
Net proceeds from the exercise of stock options	16,655	11,195	25,225

Net cash provided (used) by financing activities	3,696,890	(2,494,412)	1,100,325

Effect of exchange rate changes	(15,065)	(9,281)	(2,815)

Net increase (decrease) in cash and cash equivalents	452,226	(103,897)	(1,446,774)
Cash and cash equivalents at beginning of year	373,738	477,635	1,924,409

Cash and cash equivalents at end of year	$825,964	$373,738	$477,635

See accompanying notes to consolidated financial statements.

 BIOANALYTICAL SYSTEMS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002

1.    Significant Accounting Policies

Nature of Business

        Bioanalytical Systems, Inc. and its subsidiaries ("BASi") engage in laboratory services, consulting and research related to analytical chemistry and chemical instrumentation. BASi also manufactures scientific instruments for use in the determination of trace amounts of organic compounds in biological, environmental and industrial materials. BASi also sells its equipment and software for use in industrial, governmental and academic laboratories. BASi's customers are located throughout the world.

Principles of Consolidation

        The consolidated financial statements include the accounts of BASi and its wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated.

Cash Equivalents

        BASi considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Financial Instruments

        Financial instruments that subject BASi to credit risk consist principally of trade accounts receivable. BASi performs periodic credit evaluations of its customers' financial conditions and generally does not require collateral on trade accounts receivable.

        BASi's cash and cash equivalents, accounts receivable, accounts payable and certain other accrued liabilities are all short-term in nature and their carrying amounts approximate fair value. BASi's bank debt has primarily variable interest rates, thus their carrying amounts approximate fair value.

Inventories

        Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out ("LIFO") method.

Long-Lived Assets, Including Goodwill

        The carrying value of long-lived assets, including goodwill, is periodically reviewed by management in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Under the provisions of the statement, BASi evaluates its long-lived assets in light of events and circumstances that may indicate that the remaining estimated useful life may warrant revision or that the remaining value may not be recoverable. When factors indicate that long-lived assets should be evaluated for possible impairment, BASi uses an estimate of the related cash flows over the remaining life of the asset in measuring whether that asset is recoverable. To the extent an impairment has occurred, the excess of the carrying value of the long-lived assets over their estimated fair value will be charged to operations. BASi evaluates long-lived assets and goodwill for impairment under this methodology. As of September 30, 2002, an impairment of the carrying value of long-lived assets, including goodwill, has not occurred.

Property and Equipment

        Property and equipment are recorded at cost, including interest capitalized in connection with the construction of major facilities. Depreciation, including amortization on capital leases, is computed using the straight-line method over the estimated useful lives of 3 through 40 years. Expenditures for maintenance and repairs are charged to expense as incurred.

Revenue Recognition

        The majority of BASi's service contracts involve the processing of bioanalytical samples for pharmaceutical companies. These contracts generally provide for a fixed fee for each sample processed and revenue is recognized under the specific performance method of accounting. Under the specific performance method, revenue and related direct costs are recognized when services are performed. BASi's other service contracts generally consist of pre-clinical trial studies for pharmaceutical companies. Service revenue is recognized based on the ratio of direct costs incurred to total estimated direct costs under the proportional performance method of accounting. Losses on contracts are provided in the period in which the loss becomes determinable. Revisions in profit estimates are reflected on a cumulative basis in the period in which such revisions become known.

        Service contract fees received upon acceptance are deferred and classified within customer advances until earned. Unbilled revenues represent revenues earned under contracts in advance of billings.

        BASi product revenue is derived primarily from sales of equipment utilized for analytical testing. Revenue from equipment not requiring installation, testing or training is recognized upon shipment to customers. One BASi product includes internally developed software and requires installation, testing and training, which occur concurrently. Revenue is recognized upon completion of the installation, testing and training.

Advertising Expense

        BASi expenses advertising costs as incurred. Advertising expense was $266,225, $195,833 and $306,737 for 2002, 2001 and 2000, respectively.

New Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." Under the new rules, goodwill and indefinite-lived intangible assets are no longer amortized, but are reviewed annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, BASi will apply the new accounting rules beginning October 1, 2002. Application of the nonamortization provisions of the Statement is expected to result in an increase in net income of $77,000 ($.02 per share) per year. BASi will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of October 1, 2002, and has not yet determined what the effect of these tests will be on the earnings and financial position of BASi.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supercedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and also supercedes the accounting and reporting provisions of Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for segments of a business to be disposed of. Among its many provisions, SFAS No. 144 retains the fundamental requirements of both previous standards; however, it resolves significant implementation issues related to FASB Statement No. 121 and broadens the separate presentation of discontinued operations in the income statement required by APB Opinion No. 30 to include a component of an entity (rather than a segment of a business). The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, with early application encouraged. BASi does not believe, based on current circumstances, the effect of adoption of SFAS No. 144 will be material.

        In April 2002,the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS No. 145 rescinds both SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment to that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking Fund Requirements." SFAS No. 4 required that all gains and loses from the extinguishment of debt be aggregated and, if material, be classified as an extraordinary item, net of the related income tax effect. Upon the adoption of SFAS No. 145, all gains and losses on the extinguishment of debt for periods presented in the financial statements will be classified as extraordinary items only if they meet the criteria in APB No. 30. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 and SFAS No. 64 shall be applied for fiscal years beginning after May 15, 2002. BASi does not believe, based on current circumstances, the effect of adoption of SFAS No. 145 will be material.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 generally requires companies to recognize costs associated with exit activities when they are incurred rather than at the date of a commitment to an exit or disposal plan and is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. BASi is currently evaluating the effects, if any, that this standard will have on its results of operations and financial position.

        On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, "Interim Financial Reporting," to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 148's amendment of the transition and annual disclosure requirements of SFAS No. 123 are effective for fiscal years ending after December 15, 2002. SFAS No. 148's amendment of the disclosure requirements of APB Opinion No. 28 is effective for financial reports containing consolidated financial statements for interim periods beginning after December 15, 2002.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Stock Options

        In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," BASi uses the intrinsic value method to account for stock options, consistent with the existing rules established by APB Opinion No. 25, "Accounting for Stock Issued to Employees."

2.    Earnings per Share

        Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted average number of common and common equivalent shares outstanding. Common equivalent shares include the dilutive effect of employee and director options to purchase common shares and convertible preferred shares, which are assumed to be converted. The dilutive effect of employee and director options to purchase common shares was to increase the weighted average number of common shares outstanding by 49,386 and 35,878 shares in 2002 and 2001, respectively. There was no dilutive effect of employee and director options to purchase common shares for 2000.

3.    Commitments

        On June 20, 2002, BASi and PharmaKinetics Laboratories, Inc., a Maryland corporation ("PKLB") entered into an Agreement and Plan of Merger (the "Merger Agreement") which provides for, subject to the terms and conditions set forth therein, the merger of PKLB and PI Acquisition Corp. (the "Merger"). As of the effective date of the Merger, shares of PKLB common stock outstanding (other than any shares held by BASi) will be converted into shares of BASi common stock at a rate of one BASi share for each 12 PKLB shares; shares of PKLB Class A convertible preferred stock will be converted into 6% subordinated convertible promissory notes issued by BASi in an aggregate principal amount of $4,000,000; and shares of PKLB Class B convertible preferred stock will be converted into shares of BASi common stock as if converted into PKLB common stock at the same ratios as shares of PKLB common stock. The promissory notes issued in the merger mature on January 1, 2008, will not bear interest for the first year following the effective time of the merger, and will be convertible at the option of the holder at any time after one year from the effective date of the merger into BASi common stock at a conversion price of $16.00 per share. The transaction is subject to customary closing conditions, including registration of the BASi securities to be issued in the merger and the approval of PKLB's shareholders. The merger is currently expected to close prior to March 31, 2003. Holders of more than 85% of PKLB's Class A convertible preferred stock have agreed to vote those shares in favor of the merger. During the year ended September 30, 2002, BASi made unsecured loans to PKLB aggregating $408,000. The terms of these loans were modified in November 2002 (see Note 11). The outstanding balances on these loans is included in other assets at September 30, 2002.

4.    Inventories

        Inventories at September 30 consisted of the following:

	2002	2001
Raw materials	$1,347,184	$1,322,182
Work in progress	338,996	302,706
Finished goods	1,090,914	876,646

	2,777,094	2,501,534
LIFO reserve	(153,044)	(110,453)

	$2,624,050	$2,391,081

5.    Debt Arrangements

        Long-term debt consisted of the following at September 30

	2002	2001
Mortgage note payable to bank, payable in monthly principal installments of $19,444 plus interest at the one-month LIBOR rate plus 200 basis points (3.28% at September 30, 2002). Repaid with new borrowing from a different bank on October 29, 2002	$2,741,684	$2,975,012
Mortgage note payable to bank, payable in monthly principal installments of $3,800 plus interest at the one-month LIBOR rate plus 200 basis points (3.28% at September 30, 2002). Repaid with new borrowing from a different bank on October 29, 2002	661,000	—

	3,402,684	2,975,012
Less current portion	278,928	233,328

	$3,123,756	$2,741,684

        BASi had a revolving line of credit that allowed for borrowings of up to $3,500,000. Interest accrued monthly on the outstanding balance at the bank's prime rate minus 25 to plus 75 basis points or at the London Interbank

Offered Rate (LIBOR) plus 200 to 300 basis points, as elected by BASi, depending upon certain financial ratios. As of September 30, 2002 and 2001, interest on the entire outstanding balance was based on the prime rate minus 25 basis points (4.50% and 5.25%, respectively). The balance outstanding on this line of credit at September 30, 2002 was $3,749,373, including $294,373 of cash overdrafts. This line of credit was repaid with new borrowings from a different bank on October 29, 2002.

        Cash interest payments of $250,615, $329,544 and $498,513 were made in 2002, 2001 and 2000, respectively. Cash interest payments for 2002 included interest of $39,644 which was capitalized. These amounts included interest required to be paid on a portion of the undistributed earnings of a subsidiary, which qualifies as a domestic international sales corporation.

Subsequent Event—Debt Arrangements

        On October 29, 2002, BASi obtained new credit agreements with two different banks that completely refinanced and replaced all outstanding bank debt arrangements that were in place at September 30, 2002. These new credit agreements provide for a $6 million revolving line of credit with a bank and a mortgage note payable and two construction term loans payable with another bank aggregating $10 million. Borrowings under these new credit agreements are collateralized by substantially all assets related to BASi's operations and all common stock of BASi's United States subsidiaries and 65% of the common stock of its non-United States subsidiaries, and the assignment of a life insurance policy on BASi's Chairman and CEO. Under the terms of these credit agreements, BASi has agreed to restrict advances to subsidiaries, limit additional indebtedness and capital expenditures as well as to comply with certain financial covenants outlined in the borrowing agreements. These new credit agreements contain cross-default provisions. Details of each debt issue are discussed below.

        On October 29, 2002, BASi obtained a revolving line of credit which expires September 30, 2005. The maximum amount available under the terms of the agreement is $6 million with outstanding borrowings limited to the borrowing base as defined in the agreement. Interest accrues monthly on the outstanding balance at the bank's prime rate to prime rate plus 125 basis points or at the Eurodollar rate plus 200 to 350 basis points, as elected by BASi, depending upon certain financial ratios. BASi pays a fee equal to 25 to 50 basis points, depending on certain financial ratios, on the unused portion of the line of credit.

        On October 29, 2002, BASi obtained a $5,410,000 commercial mortgage with a bank. The mortgage note requires 119 monthly principal payments of $22,542 plus interest, followed by a final payment for the unpaid principal amount of $2,727,502 due November 1, 2012. Interest is charged at the prime rate.

        On October 29, 2002, BASi obtained a $2,250,000 construction loan with a bank which expires November 1, 2012. Proceeds from this loan will be used to fund the expansion of BASi's facilities in West Lafayette, Indiana. The loan requires interest payments only until completion of the project in West Lafayette, Indiana. Interest is charged at the prime rate.

        On October 29, 2002, BASi obtained a $2,340,000 construction loan with a bank which expires May 1, 2008. Proceeds from this loan will be used to fund the expansion of BASi's facilities in Evansville, Indiana. The loan requires interest payments only until completion of the project in Evansville, Indiana. Interest is charged at the prime rate.

        To obtain the foregoing new credit agreements, BASi entered into an agreement with Periculum Capital Company, LLC (Periculum). Under the terms of the agreement, BASi paid $300,000 in fees to Periculum upon closing of the refinancing.

6.    Lease Arrangements

        BASi has capital lease arrangements to finance the acquisition of equipment. Future minimum lease payments, based upon scheduled payments under the lease arrangements as of September 30, 2002, are as follows:

2003	$1,161,235
2004	126,932
Total minimum lease payments	1,288,167
Amounts representing interest	(26,870)

Present value of minimum lease payments	1,261,297
Less current portion	(1,137,925)

$123,372

        The total amount of property and equipment capitalized under capital lease obligations as of September 30, 2002 and 2001 was $2,776,645 and $1,917,625, respectively, including $859,020 capitalized under a capital lease line (discussed below). Accumulated amortization on capital leases at September 30, 2002 and 2001 was $1,041,348 and $855,100, respectively.

        BASi had a $1,500,000 lease line for equipment with a bank. On November 15, 2002, BASi sold the equipment to a bank and is leasing the equipment back under an operating lease (see Note 11).

        BASi leases office space under a noncancelable operating lease that terminates in 2004. This lease contains renewal options ranging from one to five years. Total rental expense was $20,080, $22,903 and $32,499 in 2002, 2001 and 2000, respectively.

        Future minimum lease payments at September 30, 2002 are as follows:

2003	$19,890
2004	3,315

$23,205

7.    Income Taxes

        Significant components of BASi's deferred tax liabilities and assets as of September 30 are as follows:

	2002	2001
Deferred tax liabilities:
Tax over book depreciation	$1,498,289	$1,383,003
Deferred DISC income	113,547	170,321

Total deferred tax liabilities	1,611,836	1,553,324
Deferred tax assets:
Inventory pricing	129,745	123,008
Accrued vacation	169,985	155,935
Tax credit carry forward	—	32,587
Accrued expense and other — net	155,303	17,466
Foreign net operating loss	289,861	484,314

Total deferred tax assets	744,894	813,310
Valuation allowance for deferred tax assets	(289,861)	(484,314)

Net deferred tax assets	455,033	328,996

Net deferred tax liabilities	$1,156,803	$1,224,328

        Significant components of the provision (benefit) for income taxes are as follows:

	2002	2001	2000
Current:
Federal	$223,761	$680,469	$(245,378)
State	310,724	297,368	51,405
Foreign	14,034	—	—

Total current	548,519	977,837	(193,973)
Deferred:
Federal	(60,603)	337,601	(230,925)
State	(6,922)	24,712	(6,405)

Total deferred	(67,525)	362,313	(237,330)

	$480,994	$1,340,150	$(431,303)

        The effective income tax rate varied from the statutory federal income tax rate as follows:

	2002	2001	2000
Statutory federal income tax rate	34.0%	34.0%	34.0%
Increases (decreases):
Amortization of goodwill and other nondeductible expenses	2.2	0.9	(0.6)
Benefit of foreign sales corporation, net	(2.4)	(0.9)	1.5
State income taxes, net of federal tax benefit	9.3	5.8	(1.6)
Research and development credit	(0.8)	(1.0)	—
Nondeductible (deductible) foreign losses	(12.5)	3.4	(11.5)
Other	1.1	0.9	2.0

	30.9%	43.1%	23.8%

        In fiscal 2002, 2001 and 2000, BASi's foreign operations generated income (loss) before income taxes of $621,699, $(359,297) and $(612,496), respectively.

        Payments made in 2002, 2001 and 2000 for income taxes amounted to $270,300, $1,095,000 and $67,000, respectively.

        BASi has foreign net operating loss carryforwards aggregating $906,000 that begin to expire in fiscal 2021.

8.    Stock Option Plans

        During fiscal 1990, BASi established an Employee Incentive Stock Option Plan whereby options to purchase shares of BASi's common shares at fair market value can be granted to employees of BASi. Options granted become exercisable in four equal installments beginning two years after the date of the grant. The plan terminated in 2000.

        BASi adopted new stock option plans, discussed below, in connection with its initial public offering and accordingly does not plan to grant any more options pursuant to the plan discussed above.

        During fiscal 1998, BASi established an Employee Stock Option Plan whereby options to purchase shares of BASi's common shares at fair market value can be granted to employees of BASi. Options granted become exercisable in four equal installments beginning two years after the date of grant. The plan terminates in fiscal 2008.

        During fiscal 1998, BASi established an Outside Director Stock Option Plan whereby options to purchase shares of BASi's common shares at fair market value can be granted to outside directors. Options granted become exercisable in four equal installments beginning two years after the date of grant. The plan terminates in fiscal 2008.

        A summary of BASi's stock option activity and related information for the years ended September 30 is as follows:

	2002		2001		2000
	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding—beginning of year	124,964	$4.39	134,235	$4.27	206,299	$3.35
Exercised	(9,100)	1.83	(6,771)	1.65	(48,296)	0.52
Granted	—	—	—	—	5,000	2.88
Terminated	(2,750)	4.93	(2,500)	5.00	(28,768)	3.75
Outstanding—end of year	113,114	$4.59	124,964	$4.39	134,235	$4.27

RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING AT SEPTEMBER 30, 2002	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE AT SEPTEMBER 30, 2002	WEIGHTED AVERAGE EXERCISE PRICE
$1.51-2.10	31,114.50		$1.72	31,114	$1.72
$2.11-8.00	82,000	5.84	$5.68	51,250	$5.93
	113,114			82,364

        Disclosure of pro forma information regarding net income and earnings per share is required by SFAS No. 123 as if BASi has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method as defined by that Statement. The fair value for options granted by BASi was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

Risk-free interest rate	5.50%
Dividend yield	0.00%
Volatility factor of the expected market price of BASi's common stock	0.53 (0.53 in 2001 and 2000)
Expected life of the options (years)	7.0

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including expected stock price volatility. Because BASi's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

        For purposes of pro forma disclosures, the estimated fair value of the options are amortized to expense over the related vesting period. BASi's pro forma information giving effect to the estimated compensation expense related to stock options is as follows:

	2002	2001	2000
Pro forma net income (loss)	$1,046,189	$1,746,501	$(1,415,284)
Pro forma net income (loss) per share	$0.23	$0.38	$(0.31)

        The weighted average fair value of options granted was $1.64 in 2000. No options were granted in 2002 or 2001.

9.    Retirement Plan

        Effective July 1, 1984, BASi established an Internal Revenue Code Section 401(k) Retirement Plan (the "Plan") covering all employees over twenty-one years of age with at least one year of service. Under the terms of the Plan, BASi contributes 2% of each participant's total wages to the Plan. The Plan also includes provisions for various contributions which may be instituted at the discretion of the Board of Directors. The contribution made by the participant may not exceed 20% of the participant's annual wages. BASi made no discretionary contributions under the plan in 2002, 2001 and 2000. Contribution expense was $369,023, $324,674 and $256,107 in 2002, 2001 and 2000, respectively.

10.  Segment Information

        BASi operates in two principal segments—analytical services and analytical products. BASi's analytical services unit provides analytical chemistry support on a contract basis directly to pharmaceutical companies. BASi's analytical products unit provides liquid chromatography, electrochemical and physiological monitoring products to pharmaceutical companies, universities, government research centers and medical research institutions. BASi evaluates performance and allocates resources based on these segments. The accounting policies of theses segments are the same as those described in the summary of significant accounting policies.

Operating Segments:

	Year Ended September 30,
	2002	2001	2000
	(In thousands)
Revenue
Service	$16,140	$15,202	$10,999
Product	10,373	10,073	8,224

Total revenue	$26,513	$25,275	$19,223

Operating Income (Loss)
Service	$1,142	$2,629	$(409)
Product	485	861	(783)

Total operating income (loss)	1,627	3,490	(1,192)
Corporate expenses	(80)	(383)	(621)

Income (loss) before income taxes	$1,547	$3,107	$(1,813)

Identifiable Assets
Service	$22,255	$18,396	$17,772
Product	11,208	9,581	9,125

Total assets	$33,463	$27,977	26,897

Depreciation and Amortization
Service	$1,518	$1,242	$1,218
Product	524	520	418

Total depreciation and amortization	$2,042	$1,762	$1,636

Capital Expenditures
Service	$3,843	$1,584	$1,269
Product	841	89	304

Total capital expenditures	$4,684	$1,673	$1,573

Geographic Information:

	Year Ended September 30,
	2002	2001	2000
	(In thousands)
Sales to external customers:
North America	$20,238	$20,536	$13,891
Pacific Rim:
Japan	273	242	580
Other	640	660	232
Europe	4,401	2,337	2,317
Other	961	1,500	2,203

	$26,513	$25,275	$19,223

Long-lived assets:
North America	$22,700	$18,691	$18,467
Europe	1,969	1,416	1,575

	$24,669	$20,107	$20,042

Major Customers:

        During 2002, 2001 and 2000, a major United States-based pharmaceutical company accounted for approximately 19.0%, 18.9% and 21.0%, respectively, of BASi's total revenues and 15.7% and 23.6% of total trade accounts receivable at September 30, 2002 and 2001, respectively.

        During 2002, 2001 and 2000, another major United States-based pharmaceutical company accounted for approximately 9.3%, 11.7% and 12.2%, respectively, of BASi's total revenues and 6.3% and 10.7% of total trade accounts receivable at September 30, 2002 and 2001, respectively.

11.  Subsequent Events—Unaudited

        On November 15, 2002, BASi obtained a $1,500,000 lease line for equipment with a bank. At November 30, 2002, $1,090,000 was utilized, including $859,020 under a sale-leaseback arrangement (see Note 6). The lease requires 60 payments of $17,820.

        Between June and September 2002, BASi loaned PKLB a total of $408,000 for working capital purposes (see Note 3). On November 14, 2002, PKLB executed a Secured Convertible Revolving Note in the principal amount of up to $925,000 payable to BASi to replace the existing notes payable to BASi and to allow PKLB to borrow additional amounts to cover short-term operating requirements. The note is secured by all assets of PKLB, including certain real estate owned by an affiliate guarantor of PKLB and carries an annual interest rate of 8%, and all principal and accrued interest is due and payable on May 1, 2003. The outstanding principal amount of the note to BASi is convertible by BASi at any time into PKLB common stock at a price of $0.1585 per common share, which price represents the average of the closing prices for PKLB's common shares as reported by NASDAQ for the twenty (20) trading days ended November 8, 2002.

        On December 13, 2002, BASi acquired LC Resources, Inc., a privately-held company based in Walnut Creek, California. Under the Agreement, BASi purchased all of the outstanding shares of LC Resources, Inc. ("LCR") for $2.5 million, subject to adjustment for certain changes in net tangible assets of LCR. BASi paid cash of $125,000 at closing with the remainder of the purchase price to be paid through promissory notes bearing interest at 10% per annum, maturing on October 1, 2007. The notes are subordinate to BASi's senior bank debt (see Note 5). The holders of the notes will have the option to require BASi to prepay up to 20% of the outstanding principal balance of the notes on each October 1 prior to maturity, commencing October 1, 2003.

 PHARMAKINETICS LABORATORIES, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2002 (Unaudited)	June 30, 2002
ASSETS
Current assets:
Cash and cash equivalents	$228	$46
Accounts receivable, net	450	676
Contracts in process	46	50
Prepaid expenses	170	143

Total current assets	894	915
Property, plant and equipment, net	2,960	3,164

	$3,854	$4,079

LIABILITIES, MANDATORILY REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$1,168	$1,044
Accrued expenses	249	266
Convertible Notes payable	1,133	550
Deposits on contracts in process	352	313

Total current liabilities	2,902	2,173

Mandatorily Redeemable Class A, Convertible Preferred Stock no par value; issued and outstanding, 833,300 shares at December 31, 2002 and June 30, 2002, respectively.	4,938	4,938

Stockholders' deficit:
Convertible preferred stock, authorized 1,500,000:
Class B, no par value; issued and outstanding, 250,000 shares at December 31, 2002 and June 30, 2002, respectively.	273	273
Common stock, $.005 par value; authorized, 10,000,000 shares; issued and outstanding, 2,496,129 shares at December 31, 2002 and June 30, 2002, respectively.	12	12
Additional paid-in capital	11,930	11,930
Accumulated deficit	(16,201)	(15,247)

Total stockholders' deficit	(3,986)	(3,032)

	$3,854	$4,079

See accompanying notes to consolidated financial statements.

 PHARMAKINETICS LABORATORIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,
	2002	2001	2002	2001
Revenues	$1,084	$1,726	$2,278	$3,908
Costs and expenses:
Cost of contracts	1,160	1,385	2,432	3,665
Selling, general and administrative	369	429	767	873
Research and development	—	29	1	73

Total costs and expenses	1,529	1,843	3,200	4,611

Loss from operations	(445)	(117)	(922)	(703)
Other income and (expenses):
Interest income	1	6	2	12
Interest expense	(20)	(1)	(34)	(2)

	(19)	5	(32)	10

Net loss applicable to common stockholders	$(464)	$(112)	$(954)	$(693)

Basic and diluted loss per common share	$(0.19)	$(0.04)	$(0.38)	$(0.28)

Weighted-average shares used to compute basic and diluted loss per common share	2,496	2,496	2,496	2,496

See accompanying notes to consolidated financial statements.

 PHARMAKINETICS LABORATORIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Six Months Ended, December 31,
	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(954)	$(693)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	242	266
Changes in operating assets and liabilities:
Accounts receivable, net	226	923
Contracts in process	4	50
Prepaid expenses	(27)	57
Accounts payable and accrued expenses	107	605
Deposits on contracts in process	39	(1,172)

Net cash (used in) provided by operating activities	(363)	36

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(38)	(265)

Net cash used in investing activities	(38)	(265)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of notes payable	583	—

Net cash provided by financing activities	583	—

Net increase (decrease) in cash and cash equivalents	182	(229)
CASH AND CASH EQUIVALENTS AT THE BEG. OF PERIOD	46	414

CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	$228	$185

See accompanying notes to consolidated financial statements.

 PHARMAKINETICS LABORATORIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

1.    Organization and Description of Business

Description of Business

        PharmaKinetics Laboratories, Inc. ("PKLB") is a contract research organization ("CRO"), located in Baltimore, Maryland, providing a range of clinical research and development services to the worldwide pharmaceutical and biotechnology industries in the development of prescription and non-prescription drug products. These services include Phase I clinical research, bioanalytical laboratory testing, and the management and monitoring of multi-center clinical trials. PKLB offers ancillary services in these areas such as protocol development, case report form design, data management, biostatistics and regulatory consulting.

Financial Results and Liquidity

        PKLB had cash and cash equivalents of $228,000 at December 31, 2002. PKLB's primary source of funds is cash flow from operations, although PKLB from time to time has borrowed funds from a director and Bioanalytical Systems Inc. ("BASi") to cover short-term operating requirements. During the six-month periods ended December 31, 2002, cash and cash equivalents increased by $182,000. The increase is due to the issuance of notes payable of approximately $583,000 offset by cash used in operations in the amount of $363,000, principally due to the net loss of $954,000 offset by an increase in working capital of $349,000 and a non-cash charge of $242,000 for depreciation and amortization, and cash used in investing activities of approximately $38,000.

        The operating environment confronting PKLB raises substantial doubt about PKLB's ability to continue as a going concern. PKLB's near term and long-term operating strategies focus on its sales and marketing efforts to gain new as well as previous customers. In addition, PKLB has and is pursuing cost cutting measures and is taking other appropriate steps to manage PKLB's cash balances. However, there can be no assurance that these strategies and measures will be effective.

        On June 20, 2002, PKLB entered into an Agreement and Plan of Merger with BASi, as amended by Amendment No. 1 to Agreement and Plan of Merger dated as of July 24, 2002, and as amended by Amendment No. 2 to Agreement and Plan of Merger dated as of November 21, 2002 (the "Merger Agreement"), that provides for the merger of PKLB with a wholly-owned subsidiary of BASi, with PKLB being the survivor of the merger. Shares of PKLB common stock outstanding at the effective time of the merger contemplated by the Merger Agreement will be converted into shares of BASi common stock at a rate of one BASi share for each 12 PKLB shares; shares of PKLB Class A Convertible Preferred Stock will be converted into 6% subordinated convertible promissory notes issued by BASi in an aggregate principal amount of $4,000,000 and shares of PKLB Class B Convertible Preferred Stock will be converted into shares of BASi common stock at a rate of one BASi share for every 12 PKLB common shares into which the shares of PKLB Class B Convertible Preferred Stock are convertible. The convertible promissory notes issued to holders of PKLB Class A Convertible Preferred Stock in the merger will mature on January 1, 2008, will not bear interest for the first year following the effective time of the merger, and will be convertible at the option of the holder into BASi common stock at a conversion price of $16 per share, after the expiration of one year following the date of the merger.

        The proposed transaction is subject to the satisfaction of certain closing conditions, including, among others, PKLB shareholder approval.

        On November 14, 2002, PKLB executed a Secured Convertible Revolving Note (the "Note") in the principal amount of up to $925,000 to BASi to replace the existing notes payable to BASi and to allow

PKLB to borrow additional amounts from BASi to cover short-term operating requirements. As of December 31, 2002, $783,000 was outstanding under the Note. The Note carries an annual interest rate of 8% and is due May 1, 2003. The outstanding principal amount of the Note is convertible by BASi at any time into PKLB common stock at a price of $0.1585 per PKLB common share, the fair market value on the date of issuance.

        The loans provided for by the Note are secured by a security interest in favor of BASi in all of the assets of PKLB. PKLB Limited Partnership has guaranteed the repayment of the Note to BASi and has pledged the real property located at 302 W. Fayette Street, Baltimore, Maryland to BASi as security for its guaranty.

        On November 13, 2002, the Board of Directors of PKLB approved the grant of a debt conversion option similar to that granted to BASi with respect to the principal balance of the outstanding notes payable to Leslie B. Daniels, a director of PKLB. On November 22, 2002, PKLB issued a Convertible Promissory Note payable to Mr. Daniels in the original principal amount of $350,000, which note was issued in replacement of the outstanding notes payable to Mr. Daniels. The Convertible Promissory Note carries an annual interest rate of 8% and is due May 1, 2003. The outstanding principal amount of the Convertible Promissory Note is convertible at any time into PKLB common stock at a price of $0.1585 per PKLB common share, the fair market value on the date of issuance.

        The issuance of the Note to BASi and the Convertible Promissory Note to Mr. Daniels trigger adjustments to the conversion prices of the PKLB Class A Convertible Preferred Stock and the PKLB Class B Convertible Preferred Stock.

        PKLB has obtained a waiver from the sole holder of PKLB Class B Convertible Preferred Stock of the adjustments to its conversion rate resulting from the issuance of the Note to BASi and the Convertible Promissory Note to Mr. Daniels. Pursuant to the second amendment to the Merger Agreement, PKLB and BASi amended the Merger Agreement to allow BASi to terminate the Merger Agreement in the event that any of the holders of the Class A Convertible Preferred Stock exercise their conversion rights prior to the consummation of the merger. However, there can be no assurance that no holders of PKLB Class A Convertible Preferred Stock will exercise their conversion rights.

        PKLB cannot guarantee that the results from operations will be sufficient to support PKLB's liquidity requirements through December 31, 2003 and beyond. There can be no assurance that the proposed transaction with BASi will be completed or the strategies underlying the merger will be accomplished or whether, if accomplished, they will be adequate to allow PKLB to meet its cash needs.

2.    Summary of Significant Accounting Policies and Practices

Principles of Consolidation

        The accompanying consolidated financial statements include the results of PKLB and PKLB Limited Partnership, a wholly owned subsidiary, which owns the building PKLB occupies. PKLB includes 100% of the building operations in its financial statements.

Reclassifications

        Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates

        The preparation of PKLB's financial statements in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual amounts will differ from these estimates.

Earnings (Loss) per Share

        Basic earnings (loss) per share ("EPS") is computed by dividing earnings (loss) by the weighted-average number of shares outstanding for the period. The computation of Diluted EPS is similar to Basic EPS except that the weighted-average number of shares outstanding for the period is increased to include the number of additional shares that would have been outstanding if the dilutive potential common shares had been issued. Potential common shares are excluded if the effect on earnings (loss) per share is antidilutive.

        The following table presents the computations of basic and diluted EPS (in thousands, except share data):

	Three Months Ended December 31,		Six Months Ended December 31,
	2002	2001	2002	2001
Net loss	$(464)	$(112)	$(954)	$(693)

Basic loss earnings per common share	$(0.19)	$(0.04)	$(0.38)	$(0.28)

Diluted loss per common share	$(0.19)	$(0.04)	$(0.38)	$(0.28)

Weighted-average shares used to compute basic loss per common share	2,496	2,496	2,496	2,496

Effect of dilutive securities	—	—	—	—

Weighted-average shares used to compute diluted loss per common share	2,496	2,496	2,496	2,496

        For the three and six-month periods ended December 31, 2002 and 2001, 9,206,000 and 2,058,000 of common stock issuable upon the assumed conversion of convertible debt and preferred stock were anti-dilutive and were not included in the calculation of diluted loss per common share due to recorded net losses. For the three and six-month periods ended December 31, 2002 and 2001, outstanding stock options and warrants representing 489,000 and 683,000 shares, respectively, were not included in the calculation of diluted loss per share, as the effect would also be anti-dilutive.

3.    Merger with Bioanaytical Systems, Inc.

        On June 20, 2002, PKLB entered into a Merger Agreement with BASi, as amended by Amendment No. 1 to Agreement and Plan of Merger dated as of July 24, 2002, and as amended by Amendment No. 2 to Agreement and Plan of Merger dated as of November 21, 2002 that provides for the merger of PKLB with a wholly-owned subsidiary of BASi, with PKLB being the survivor of the merger. Shares of PKLB common stock outstanding at the effective time of the merger contemplated by the Merger Agreement will be converted into shares of BASi common stock at a rate of one BASi share for each 12 PKLB shares; shares of PKLB Class A Convertible Preferred Stock will be converted into 6% subordinated convertible promissory notes issued by BASi in an aggregate principal amount of $4,000,000 and shares of PKLB Class B Convertible Preferred Stock will be converted into shares of BASi common stock at a rate of one BASi share for every 12 PKLB common shares into which the shares of PKLB Class B Convertible Preferred Stock are convertible. The convertible promissory notes issued to holders of PKLB Class A Convertible Preferred Stock in the merger will mature on January 1, 2008, will not bear interest for the first year following the effective time of the merger, and will be convertible at the option of the holder into BASi common stock at a conversion price of $16 per share, after the expiration of one year following the date of the merger.

        The proposed transaction is subject to the satisfaction of certain closing conditions, including, among others, PKLB shareholder approval.

4.    Related Party Transactions

Convertible Promissory Note

        In fiscal year 2002, PKLB issued notes payable of $500,000 in the aggregate to Mr. Leslie Daniels, a director, to cover short-term operating requirements. These notes carry an annual interest rate of 8% and are payable upon demand. On November 13, 2002, the Board of Directors of PKLB approved the grant of a debt conversion option similar to that granted to BASi with respect to the principal balance of the outstanding notes payable.

        On November 22, 2002, PKLB issued a Convertible Promissory Note payable to Mr. Daniels in the original principal amount of $350,000, which note was issued in replacement of the outstanding notes payable to Mr. Daniels. The Convertible Promissory Note carries an annual interest rate of 8% and is due May 1, 2003. The outstanding principal amount of the Convertible Promissory Note is convertible at any time into PKLB common stock at a price of $0.1585 per PKLB common share, the fair market value on the date of issuance. At December 31, 2002, the outstanding principal amount under the Convertible Promissory Note payable to Mr. Daniels was $350,000. PKLB recorded approximately $7,000 and $14,000, as interest expense in connection with the Convertible Promissory Note payable to Mr. Daniels for the three-month and six-month periods ended December 31, 2002.

Secured Convertible Revolving Note

        In fiscal year 2002, PKLB issued notes payable of $200,000 in the aggregate to BASi to cover short-term operating requirements. These notes carry an annual interest rate of 8% and are due between December 2002 and March 30, 2003.

        On November 14, 2002, PKLB executed a Secured Convertible Revolving Note (the "Note") in the principal amount of up to $925,000 to BASi to replace the existing notes payable to BASi and to allow PKLB to borrow additional amounts from BASi to cover short-term operating requirements. The Note carries an annual interest rate of 8% and is due May 1, 2003. The outstanding principal amount of the Note is convertible by BASi at any time into PKLB common stock at a price of $0.1585 per PKLB common share, the fair market value on the date of issuance. The loans provided for by the Note are secured by a security interest in favor of BASi in all of the assets of PKLB. PKLB Limited Partnership has guaranteed the repayment of the Note to BASi and has pledged the real property located at 302 W. Fayette Street, Baltimore, Maryland to BASi as security for its guaranty. At December 31, 2002, PKLB had $782,732 outstanding under the Note, which is included in the accompanying Consolidated Balance Sheets as "Convertible Notes Payable".

        PKLB recorded approximately $12,000 and $18,000, as interest expense in connection with the Note payable to BASi for the three-month and six-month periods ended December 31, 2002.

5.    Restatement

        During 2002, PKLB determined that its Class A Convertible Preferred Stock is mandatorily redeemable and accordingly, should have been classified outside of stockholders' deficit. The June 30, 2002 balance sheet has been restated to reflect this change, which had the effect of reducing stockholders' equity by $4,938,000 at June 30, 2002. PKLB intends to file an amended 10-K shortly reflecting this change.

 REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of PharmaKinetics Laboratories, Inc.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of PharmaKinetics Laboratories, Inc. and its subsidiary at June 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has negative working capital. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

        As more fully discussed in Note 14, the 2002, 2001 and 2000 consolidated financial statements have been restated to classify the Class A Convertible Preferred Stock outside of Shareholders' deficit.

/s/ PRICEWATERHOUSECOOPERS LLP PricewaterhouseCoopers LLP Baltimore, Maryland July 26, 2002, except for Note 14, as to which the date is November 13, 2002

 PHARMAKINETICS LABORATORIES, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	June 30,
	2002	2001
ASSETS
Current assets
Cash and cash equivalents	$46	$414
Accounts receivable, net	676	1,443
Contracts in process	50	130
Prepaid expenses and other current assets	143	204

Total current assets	915	2,191
Property, plant and equipment, net	3,164	3,445
Other assets	—	66

	$4,079	$5,702

LIABILITIES, MANDITORILY REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
Current liabilities
Accounts payable and accrued expenses	$1,310	$756
Notes payable	550	—
Deposits on contracts in process	313	1,557

Total current liabilities	2,173	2,313

Manditorily Redeemable Class A convertible preferred stock, no par value; issued and outstanding 833,300 shares at June 30, 2002 and 2001, respectively	4,938	4,938
Commitments and Contingent Liabilities
Stockholders' Deficit
Preferred stock, no par value; authorized 1,500,000 total shares of Preferred Stock
Class B convertible preferred stock, no par value; Issued and outstanding, 250,000 shares at June 30, 2002 and 2001, respectively	273	273
Common stock, $.005 par value; authorized, 10,000,000 shares; issued and outstanding, 2,496,129 shares at June 30, 2002 and 2001, respectively	12	12
Additional paid-in capital	11,930	11,930
Accumulated deficit	(15,247)	(13,764)

Total stockholders' deficit	(3,032)	(1,549)

	$4,079	$5,702

See accompanying notes to consolidated financial statements.

 PHARMAKINETICS LABORATORIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Fiscal Years Ended June 30,
	2002	2001	2000
Revenues	$6,798	$8,913	$8,024
Cost and expenses:
Cost of contracts	6,464	7,469	8,514
Selling, general and administrative expenses	1,742	1,880	2,462
Research and development expenses	80	113	158

Total costs and expenses	8,286	9,462	11,134

Loss from operations	(1,488)	(549)	(3,110)
Other income and expenses
Interest income	14	50	52
Interest expense	(9)	(14)	(20)
Other expenses	—	—	(34)
Gain on sale of investment	—	—	154

	5	36	152

Net loss applicable to common stockholders	$(1,483)	$(513)	$(2,958)

Basic and diluted loss per common share	$(0.59)	$(0.21)	$(1.19)

Weighted-average shares used to compute basic and diluted loss per common share	2,496	2,496	2,496

See accompanying notes to consolidated financial statements.

 PHARMAKINETICS LABORATORIES, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
(In thousands, except share data)

	Preferred Stock
	Class B		Common Stock
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance, July 1, 1999	—	$—	2,496,129	$12	$11,930	$(10,293)	$1,649
Comprehensive loss:
Net loss						(2,958)	(2,958)
Other comprehensive loss							—

Total comprehensive loss							(2,958)

Issuance of preferred stock in settlement of lawsuit	250,000	273					273

Balance, June 30, 2000	250,000	$273	2,496,129	$12	$11,930	$(13,251)	$(1,036)
Comprehensive loss:
Net loss						(513)	(513)
Other comprehensive loss							—

Total comprehensive loss							(513)

Balance, June 30, 2001	250,000	$273	2,496,129	$12	$11,930	$(13,764)	$(1,549)
Comprehensive loss:
Net loss						(1,483)	(1,483)
Other comprehensive loss							—

Total comprehensive loss							(1,483)

Balance, June 30, 2002	250,000	$273	2,496,129	$12	$11,930	$(15,247)	$(3,032)

See accompanying notes to consolidated financial statements.

 PHARMAKINETICS LABORATORIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Years Ended June 30,
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(1,483)	$(513)	$(2,958)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	546	574	653
Issuance of preferred stock in settlement of lawsuit	—	—	273
(Gain) loss on disposal of equipment	(35)	—	34
Gain on sale of investment	—	—	(154)
Bad debt expense	15	37	—
Changes in operating assets and liabilities:
Accounts receivable, net	752	(319)	357
Contracts in process	80	608	112
Prepaid expenses and other assets	127	43	24
Accounts payable and accrued expenses	554	(489)	183
Deposits on contracts in process	(1,244)	216	(141)

Net cash provided by (used in) operating activities	(688)	157	(1,617)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(265)	(28)	(355)
Proceeds from disposal of equipment	35	—	—
Proceeds from sale of investment	—	—	178

Net cash used in investing activities	(230)	(28)	(177)

Cash flows from financing activities:
Proceeds from issuance of notes payable	700	—	—
Payments on notes payable	(150)	—	—
Payments on capital lease obligations	—	(62)	(92)

Net cash provided by (used in) financing activities	550	(62)	(92)

Net increase (decrease) in cash and cash equivalents	(368)	67	(1,886)

CASH AND CASH EQUIVALENTS AT THE BEG. OF YEAR	414	347	2,233

CASH AND CASH EQUIVALENTS AT THE END OF YEAR	$46	$414	$347

Supplemental disclosures of cash flow information:
Interest paid	$3	$12	$19

See accompanying notes to consolidated financial statements.

 PHARMAKINETICS LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2002

1.    Organization and Description of Business And Going Concern Matters

Description of Business

        PharmaKinetics Laboratories, Inc. is a contract research organization ("CRO"), located in Baltimore, Maryland, providing a range of clinical research and development services to the worldwide pharmaceutical and biotechnology industries in the development of prescription and non-prescription drug products. These services include Phase I clinical research, bioanalytical laboratory testing, and the management and monitoring of multi-center clinical trials. PKLB offers ancillary services in these areas such as protocol development, case report form design, data management, biostatistics and regulatory consulting.

Financial Results And Liquidity

        PKLB had cash and cash equivalents of $46,371 at June 30, 2002. PKLB's primary source of funds is cash flow from operations although, beginning in the quarter ended March 31, 2002, PKLB from time to time has borrowed funds from a director and BASi to cover short-term operating requirements. During the twelve-month period ended June 30, 2002, cash and cash equivalents decreased by $368,000. The decrease is due to the acquisition of key laboratory equipment in the amount of $265,000 and cash used in operations in the amount of $688,000 partly offset by the issuance of notes payable of $550,000 (net of repayments) to a director and BASi.

        The operating environment confronting PKLB raises substantial doubt about PKLB's ability to continue as a going concern. PKLB's near term and long-term operating strategies focus on its sales and marketing efforts to gain new as well as previous customers. In addition, PKLB has and is pursuing cost cutting measures and is taking other appropriate steps to manage PKLB's cash balances.

        On June 20, 2002, PKLB entered into a Merger Agreement with BASi. Shares of PKLB common stock outstanding at the effective time of the merger (other than shares held by BASi) will be converted into shares of BASi common stock at a rate of one BASi share for each 12 PKLB shares; shares of PKLB Class A Convertible Preferred Stock will be converted into 6% subordinated convertible promissory notes issued by BASi in an aggregate principal amount of $5,000,000 and shares of PKLB Class B Convertible Preferred Stock will be converted into shares of BASi common stock at a rate of one BASi share for every 12 PKLB common shares into which the shares of PKLB Class B Convertible Preferred Stock are convertible. The convertible promissory notes issued to holders of PKLB Class A Convertible Preferred Stock in the merger will mature on January 1, 2008, will not bear interest for the first year following the effective time of the merger, and will be convertible at the option of the holder into BASi common stock at a conversion price of $16 per share after the expiration of one year following the date of the merger. The proposed transaction is subject to the satisfaction of certain closing conditions, including, among others, shareholder approval.

        PKLB cannot guarantee that the results from operations will be sufficient to support the PKLB's liquidity requirements through June 30, 2003 and beyond. There can be no assurance that the proposed transaction with BASi will be completed or the strategies will be accomplished or whether they will be adequate to allow PKLB to meet its cash needs.

2.    Summary of Significant Accounting Policies and Practices

Principles of Consolidation

        The accompanying consolidated financial statements include the results of PKLB and the PKLB Limited Partnership, a wholly owned subsidiary, which owns the building PKLB occupies. PKLB includes 100% of the building operations in its financial statements.

Segment Information

        PKLB operates in one industry segment, the testing and related research of pharmaceutical products. PKLB is managed and operated as one business. A single management team that reports to the Chief Executive Officer comprehensively manages the entire business. PKLB does not operate separate lines of business or separate business entities. In addition, PKLB operates from its corporate headquarters located within the United States. PKLB does not have separately reportable segments as defined by Statement of Financial Accounting Standards ("SFAS") SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information.

Cash Equivalents

        PKLB classifies all highly liquid investments with an original maturity of three months or less at the time of purchase as cash equivalents.

Accounts Receivable

        PKLB grants unsecured credit to its customers. At June 30, 2002 and 2001, accounts receivable is shown net of the allowance for doubtful accounts of $100,150 and $85,000, respectively.

Investments

        PKLB classifies investments at the time of purchase as either available-for-sale or held-to-maturity. Investments in securities that are classified as available-for-sale are carried at their fair values. Unrealized holding gains and losses on available-for-sale securities are excluded from current earnings (loss) and are reported as a separate component of stockholders' equity as "Accumulated other comprehensive income (loss)". Realized gains and losses on available-for-sale securities are determined on a specific identification basis.

        A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary is an impairment that would result in a reduction in the carrying amount to fair value. Such impairment, if any, is charged to current earnings, and an adjusted cost basis for the security is established.

Fair Value of Financial Instruments

        PKLB's cash and cash equivalents, accounts receivable, accounts payable and certain other accrued liabilities are all short term in nature and their carrying amounts approximate fair value. The carrying values of PKLB's notes payable approximate their fair values based on borrowing rates available at the reporting date for indebtedness with similar terms and maturities.

Property, Plant and Equipment

        Property, plant and equipment are stated at cost. Depreciation and amortization are calculated on the straight-line method over the estimated useful lives of the assets, generally five years for furniture and equipment and fifteen to thirty-six years for building and improvements. Upon the disposition of assets, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the Consolidated Statements of Operations. Expenditures for repairs and maintenance are expensed as incurred.

Contracts in Process and Deposits on Contracts in Process

        Contracts in process include direct and indirect costs related to contract performance. Deposits on contracts represent interim payments. Upon completion of the contract, the customer is billed for the total contract amount less any deposits or interim payments.

Revenue Recognition

        PKLB enters into contracts with its customers to provide the following services: (i) Bioanalytical; (ii) Phase I testing and clinical trials; (iii) clinical trial management and monitoring; and (iv) consulting.

        Under Bioanalytical services contracts, PKLB is engaged to perform and deliver a specified number of completed assays. The duration of these contracts is generally three to twelve months. PKLB is paid for these services on a per-assay basis and recognizes revenue for these contracts when the assays are delivered.

        PKLB is engaged, under Phase I, clinical trials and clinical trial management and monitoring of clinical trials to perform specified tasks ranging from safety studies and project management services to the collection and analysis of specimens and gathering data from tests performed. The duration of these contracts range from three months to over twelve months. These contracts are usually fixed-price arrangements and in the event of termination by the customer, the contracts provide for PKLB to be reimbursed for certain contract costs incurred through that date, plus a percentage (as negotiated in the contract) of the total contract project price. PKLB recognizes revenue for these services under the percentage-of-completion method, using the ratio of total contract costs incurred to date to total estimated contract costs.

        Consulting services generally last one to two months. For those consulting services for which PKLB can reasonably estimate the contract revenue and costs, PKLB recognizes revenue as the work is completed. PKLB recognizes revenue using completed contract accounting for those consulting contracts for which reasonably dependable estimates cannot be made and the contracts are short-term in duration (generally one to two months).

        Recognized revenues are subject to revisions as the contracts progress and estimated costs to complete are revised. Revisions in revenue estimates are recorded to income in the period in which the facts that give rise to the revision become known. Projected losses on contracts are provided for in their entirety when known.

        License fee income is recognized as a percentage of licensed product sales as reported to PKLB from the licensee under a license agreement, which expires in fiscal year 2004. PKLB recognized license fee income of $38,988, $32,452, and $67,579 during fiscal years ended June 30, 2002, 2001, and 2000, respectively.

        PKLB conducts studies for a number of companies outside of the United States (U.S.), primarily in Canada and Europe, in addition to many domestic companies. This work is billed and paid in U.S. dollars, so there is no currency exchange risk to PKLB. The following table approximates revenue recognized by PKLB from its clients outside of the United States (in thousands).

	Year ended June 30,
	2002	2001	2000
Canada	$176	$944	$964
Europe & other	124	616	402

Total	$300	$1,560	$1,366

Significant Clients

        A single client contributed in excess of 10% of contract revenue, accounting for approximately 43%, 16% and 13% of contract revenue, for the fiscal years ended June 30, 2002, 2001, and 2000, respectively. In addition, another client contributed in excess of 16% of contract revenue for the fiscal year ended June 30, 2000.

Accounting for Income Taxes

        Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance if it is more likely than not that some portion of or all of the deferred tax asset will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that such tax rate changes are enacted.

Research and Development Expenses

        The nature of PKLB's bioanalytical laboratory services requires PKLB to develop new assay methods for use in testing pharmaceutical products in order to determine the amount of drug present in each of the biological specimens tested. Each drug being tested requires the development of a unique assay method, the accuracy and precision of which must be documented according to current scientific standards to meet requirements established by the United States Food and Drug Administration ("FDA"). PKLB's research and development group develops and validates these unique assay methods. These research and development costs are expensed as incurred.

Stock-Based Compensation

        PKLB discloses information relating to stock-based compensation awards in accordance with SFAS No. 123, Accounting for Stock-Based Compensation. ("SFAS 123"), and has elected to apply the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), to such compensation awards. Under PKLB's employee stock option plans, PKLB grants employee stock options at an exercise price equal to the fair market value at the date of grant. No compensation expense is recorded with respect to such stock option grants. Compensation expense for options granted to non-employees is determined in accordance with SFAS 123 as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured.

Earnings (Loss) per Share

        Basic earnings (loss) per share ("EPS") is computed by dividing earnings (loss) by the weighted-average number of shares outstanding for the period. The computation of Diluted EPS is similar to Basic EPS except that the weighted-average number of shares outstanding for the period is increased to include the number of additional shares that would have been outstanding if the dilutive potential common shares had been issued. Potential common shares are excluded if the effect on earnings (loss) per share is antidilutive.

        The following table presents the computations of basic and diluted EPS (in thousands, except per share data):

	Fiscal Year Ended June 30,
	2002	2001	2000
Net loss	$(1,483)	$(513)	$(2,958)

Weighted-average shares outstanding	2,496	2,496	2,496

Basic and diluted EPS applicable to common stockholders	$(0.59)	$(0.21)	$(1.19)

        There were common stock equivalents of 2,058,261, 2,058,261 and 1,750,962 at June 30, 2002, 2001, and 2000, respectively, that were considered antidilutive and accordingly excluded in the above calculation.

Concentration of Credit Risk

        PKLB is subject to credit risk related to cash balances with financial institutions in excess of insured amounts. The risk is mitigated by the fact that, at the close of each business day, excess funds in PKLB's operating accounts are placed in an overnight investment account collateralized by government securities held by the financial institution.

        One client accounted for 41% and three clients accounted for 54% of the outstanding accounts receivable balance at June 30, 2002 and 2001, respectively. Clients outside the U.S. comprise 0.14% and 24.8% of the outstanding accounts receivable balance at June 30, 2002, and 2001, respectively.

Reclassifications

        Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates

        The preparation of PKLB's financial statements in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual amounts may differ from these estimates.

Uncertainties

        PKLB is subject to various risks common to many contract research organizations. These include, but are not limited to, dependence on product development cycles of its clients; dependence on key personnel; the ability to continuously develop new methodologies for clinical and analytical applications; competition and consolidation within the market place; and compliance with government regulations and agencies, including the U.S. Food and Drug Administration.

3.    Property, Plant and Equipment

        Property, plant and equipment consists of the following (in thousands):

	June 30,
	2002	2001
Land	$200	$200
Building and improvements	3,118	3,118
Furniture and equipment	4,017	3,918

	$7,335	$7,236

Accumulated depreciation	(4,171)	(3,791)

	$3,164	$3,445

        Certain assets classified as a capital lease expired at the end of the lease term in fiscal year 2002. At June 30, 2001, assets classified as a capital lease were $340,165 with accumulated depreciation of $238,115.

4.    Accounts Payable and Accrued Expenses

        Accounts payable and accrued expenses consists of the following (in thousands):

	June 30,
	2002	2001
Trade accounts payable	$1,044	$510
Accrued payroll and related expenses	98	116
Other accrued expenses	168	130

	$1,310	$756

5.    Investment in Hybridon, Inc.

        At June 30, 1999, PKLB held 44,642 shares of common stock and warrants to acquire 11,161 shares of common stock, at an exercise price of $2.40 per share, of Hybridon, Inc. (OTCBB:HYBN) with a carrying value of $23,716 as determined by the average of the bid and ask prices of the stock reported by the National Quotation Bureau on June 30, 1999, which was $0.53 per share. PKLB received the stock and warrants in fiscal 1998 in exchange for an accounts receivable in the amount of $89,284. The warrants expire on May 4, 2003, and are not subject to a call provision.

        At June 30, 1999, the market value of the Hybridon Stock was less than the adjusted cost basis of $89,284. The difference of $65,568 was recorded as a write-down of the investment and was reflected in the Consolidated Statements of Operations, as the impairment of such investment was considered to be other than temporary.

        During fiscal year 2000, PKLB liquidated its common stock holdings in Hybridon, Inc. generating cash proceeds of $177,874 and a gain on the sale of $154,158.

6.    Income Taxes

        Significant components of PKLB's deferred tax assets and liabilities are shown below (in thousands):

	June 30,
	2002	2001
Deferred tax assets:
Accounts receivable	$39	$33
Accrued liabilities	39	23
Net operating loss carryforwards	4,890	4,308
Alternative minimum tax credits	4	4
General business credits	1,431	1,558
Valuation allowance	(6,157)	(5,738)

Total deferred tax assets	246	187
Deferred tax liabilities:
Property, plant and equipment	(246)	(187)

	(246)	(187)

Net deferred income taxes	$—	$—

Based on the weight of evidence available at June 30, 2002 and 2001, in management's opinion, a full valuation allowance is required and recorded against PKLB's deferred income tax assets.

        At June 30, 2002, PKLB had tax loss carryforwards of approximately $13.0 million, which begin expiring in 2006 through 2022, and general business credits of approximately $1.4 million that begin expiring in 2003 through 2015. Approximately $6.4 million of net operating loss carryforwards and general business credits are currently subject to limitations under Section 382 of the Internal Revenue Code. In the event of a change in ownership (see Note 12), utilization of PKLB's net operating loss carryforwards generated prior to the ownership change would be subject to an annual limitation under Section 382 of the Internal Revenue Code, which could substantially reduce or defer the utilization of these losses.

        The principal differences between the actual effective tax rate and the statutory federal tax rate are as follows:

	Fiscal year ended June 30,
	2002	2001	2000
Statutory rate	(34.0)%	(34.0)%	(34.0)%
State income taxes—net of federal benefit	(4.9)%	(4.9)%	(4.9)%
Valuation Allowance	38.9	38.9	38.9

Effective tax rate	—%	—%	—%

7.    Leases

        Lease expense for all operating leases, including leases with terms of less than one year, amounted to $92,700, $85,551 and $84,100, for the years ended June 30, 2002, 2001 and 2000, respectively. The future expected payout of operating leases with terms in excess of one year is as follows:

Fiscal year ending June 30,
2003	$27,420
2004	16,530
2005	1,488
2006 and thereafter	—

$45,438

8.    Capital Transactions

Class A Preferred Stock and Warrants

        In December 1997, PKLB issued 833,300 shares of a newly created Class A Convertible Preferred Stock and warrants to purchase 1,250,000 shares of PKLB's common stock, and entered into a Registration Rights Agreement and Technology Sharing Agreement in connection therewith, to investors including certain affiliates of Aster S.A. and CAI Advisors & Co. (collectively, the "Purchasers"). The securities were issued pursuant to a Preferred Share and Warrant Purchase Agreement (the "Agreement").

        The Agreement provided for the sale to the Purchasers of a total of 833,300 shares of Class A Convertible Preferred Stock for $4,937,500 or $5.925 per share. The preferred stock is convertible at any time into shares of common stock at a conversion ratio of one (1) share of preferred stock for two point one seven (2.17) shares of PKLB's common stock. The conversion ratio is subject to adjustment under certain circumstances to prevent dilution. In the event of liquidation of PKLB, the holders of the shares of preferred stock who do not convert their shares into common stock are entitled to receive $5.925 per share, prior to any distributions being made to the holders of any other class or series of PKLB's capital stock. The Class A Preferred stock contains certain redemption provisions and, therefore, is classified outside of permanent equity. PKLB has authorized 1,500,000 shares of total preferred stock.

        In addition, the Agreement provided for the sale to the Purchasers, for $62,500, of warrants to purchase 1,250,000 shares of PKLB's common stock, exercisable at $6.00 per share. These warrants expired on December 23, 2000.

Class B Preferred Stock and Warrants

        In April 2000, PKLB issued 250,000 shares of a newly created Class B Convertible Preferred Stock and warrants to purchase 100,000 shares of PKLB's common stock to Altana, Inc. in settlement of a civil action. The fair value of the Class B Convertible Preferred Stock was based on the underlying value of PKLB's common stock on the date of issuance of the stock. The fair value of the stock warrants issued in connection with this settlement, as determined using an option-pricing model, was not material. The preferred stock is convertible at any time into shares of common stock at a conversion ratio of one (1) share of preferred stock for one (1) share of common stock. The conversion ratio is subject to adjustment under certain circumstances to prevent dilution. There are no liquidation preferences.

        The warrants are fully exercisable at $6.00 per share and expire in April 2003. Altana can elect to exchange shares of the preferred stock for future studies performed by PKLB. No shares have been exchanged for future studies through June 30, 2002.

9.    Stock Option Plan

Employee Stock Option Plans

        PKLB has stock option plans under which incentive and non-qualified stock options may be granted to key employees. As of June 30, 2002, there were 336,340 options outstanding, 220,907 of which were exercisable, but not exercised, and 186,370 of which were available for future issuance. To date, 42,130 options have been exercised. A total of 564,840 options have been authorized for issuance under the plans, at no less than the fair market value of the shares on the date of grant. Options may be granted for terms up to, but not exceeding, ten years and are generally fully vested after four years from the date granted.

Non-Employee Directors' Stock Option Plan

        In November 1996, the Board of Directors elected to discontinue cash compensation for its non-employee directors and to adopt a Non-Employee Directors Stock Option Plan (the "1996 Plan") effective November 25, 1996. The 1996 Plan was amended by resolution of the Board of Directors (the "Board) on January 20, 1998 in order to increase the number of shares of PKLB's common stock subject to options available for grant under the 1996 Plan. Each non-employee director shall be granted options to purchase 24,000 shares of PKLB's common stock, at the fair market value of the stock on the effective date of the grant, which shall vest in four equal installments over four years. The first year's grant will be pro-rated for directors joining the Board after the effective date. The first installment shall vest on the effective date of the grant. Thereafter, on the date of each of the next three annual meetings of stockholders at which elections to the Board are conducted, an installment of 6,000 shares shall vest in each serving director who is re-elected to the Board. The 1996 Plan, as amended, shall be administered by the Board or the Compensation Committee established by the Board and provides that the number of shares of stock that may be issued pursuant to options granted under the 1996 Plan shall not exceed in the aggregate 200,000 shares. As of June 30, 2002, there were 78,500 options outstanding, 72,500 of which were exercisable, but not exercised, and 109,500 options were available for future issuance. To date, 12,000 options have been exercised.

Non-Employee Grants

        PKLB granted non-qualified options to purchase 211,420 shares of PKLB's common stock to non-employee directors for their services as directors. As of June 30, 2002, there were 80,000 options outstanding, all were exercisable, but not exercised. Options were granted at fair market value on the effective date of the grant, (and therefore, no compensation charge was recorded) vesting over a four- year period with a life of ten years from the date of grant.

        The following is a summary of PKLB's share option activity and balances as of and for the fiscal years ended June 30, 2002, 2001, and 2000:

	Number of Shares	Weighted- Average Exercise Price
Balance, July 1, 1999	453,660	$4.40
Granted	368,600	1.54
Exercised	—	—
Forfeited	(233,910)	4.27

Balance, June 30, 2000	588,350	2.66
Granted	133,000	0.73
Exercised	—	—
Forfeited	(48,490)	3.24

Balance, June 30, 2001	672,860	2.23
Granted	25,000	0.63
Exercised	—	—
Forfeited	(203,020)	2.59

Balance, June 30, 2002	494,840	$2.01

        Share options outstanding and exercisable by price range are as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Outstanding as of June 30, 2002	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Exercisable as of June 30, 2002	Weighted- Average Exercise Price
$0.63 to $5.00	418,540	7.6	$1.14	282,107	$1.22
$5.01 to $7.50	76,300	5.7	6.78	76,300	6.78

	494,840	7.3	$2.01	358,407	$2.40

        Using the Black-Scholes option pricing model, the per share weighted-average fair value of all share options granted at market value on the date of grant during fiscal years 2002, 2001, and 2000 were $0.63, $0.49 and $0.81, respectively, and $0.16 during fiscal year 2000 for those options granted with an exercise price greater than market value on the date of grant, with the following weighted-average assumptions.

	2002	2001	2000
Expected dividend yield	0%	0%	0%
Weighted average risk-free interest rate	4.66%	5.86%	6.44%
Volatility	80.0%	80.0%	80.8%
Expected life in years	5 years	5 years	2 to 5 years

        PKLB applies APB 25 in accounting for share options granted to employees and, accordingly, no compensation expense has been recognized related to such share options to the extent that such share options were granted at an exercise price that equaled the fair market value at the grant date. Had PKLB determined compensation cost based on the fair value at the grant date for its share options under SFAS 123, (using the Black-

Scholes pricing model), PKLB's net loss would have been adjusted to the pro forma amounts indicated below (in thousands, except per share data):

	Fiscal year ended June 30,
	2002	2001	2000
Net loss applicable to common stockholders—as reported	$(1,483)	$(513)	$(2,958)
Net loss applicable to common stockholders—pro forma	$(1,549)	$(726)	$(2,956)
Basic and diluted loss per share—as reported	$(0.59)	$(0.21)	$(1.19)
Basic and diluted loss per share—pro forma	$(0.62)	$(0.29)	$(1.18)

10.  401(k) Profit Sharing Plan

        PKLB's 401(k) Profit Sharing Plan (the "401(k) Plan") is available to all employees meeting certain eligibility criteria and permits participants to contribute up to certain limits as established by the Internal Revenue Code. PKLB may make cash contributions equal to a percentage of a participant's contribution or may contribute a discretionary amount to the 401(k) Plan.

        PKLB matches employee contributions equal to 1% contributed to such employee's 401(k) Plan account subject to certain limitations as established by the Internal Revenue Service. Such amounts vest 25% per year after the first two years and are fully vested after six years of service with PKLB. PKLB has made contributions of approximately $21,400, $23,800 and $25,400 for the fiscal years ended June 30, 2002, 2001, and 2000, respectively.

11.  Quarterly Financial Data (In Thousands, Except Per Share Data) (Unaudited)

Fiscal Year 2002	September 30,	December 31,	March 31,	June 30,
Revenue	$2,182	$1,726	$1,921	$969
Gross profit	$(98)	$341	$363	$(272)
Net loss	$(581)	$(112)	$(56)	$(734)
Basic loss per share	$(0.23)	$(0.04)	$(0.02)	$(0.29)
Diluted loss per share	$(0.23)	$(0.04)	$(0.02)	$(0.29)
Fiscal Year 2001	September 30,	December 31,	March 31,	June 30,
Revenue	$2,642	$2,694	$1,423	$2,154
Gross profit	$632	$567	$134	$110
Net earnings (loss)	$80	$86	$(309)	$(370)
Basic earnings (loss) per share	$0.03	$0.03	$(0.12)	$(0.15)
Diluted earnings (loss) per share	$0.02	$0.02	$(0.12)	$(0.15)

12.  Merger with Bioanaytical Systems, Inc.

        On June 20, 2002, PKLB entered into a Merger Agreement with Bioanalytical Systems, Inc. Shares of PKLB common stock outstanding at the effective time of the merger (other than shares held by BASi) will be converted into shares of BASi common stock at a rate of one BASi share for each 12 PKLB shares; shares of PKLB Series A Convertible Preferred Stock will be converted into 6% subordinated convertible promissory notes issued by BASi in an aggregate principal amount of $5,000,000; and shares of PKLB Series B Convertible Preferred Stock will be converted into shares of BASi common stock at a rate of one BASi share for every 12 PKLB common shares into which the shares of PKLB series B Convertible Preferred Stock are convertible. The convertible promissory notes issued to holders of PKLB Class A Convertible Preferred Stock in the merger will mature on January 1, 2008, will not bear interest for the first year following the effective time of the merger, and will be convertible at the option of the holder into BASi common stock at a conversion price of $16 per share after the expiration of one year following the date of the merger.

        The closing of the transaction is subject to customary closing conditions, including registration of the BASi securities to be issued in the merger and the approval of PKLB's shareholders.

13.  Related Party Transactions

        During the last half of fiscal year 2002, PKLB issued notes payable of $500,000 in the aggregate to Mr. Leslie Daniels, a director, to cover short-term operating requirements. These notes carry an annual interest rate of 8% and are payable upon demand. At June 30, 2002, PKLB had $350,000 in outstanding notes payable to Mr. Daniels, which are included in the accompanying Consolidated Balance Sheets as "Notes payable". PKLB recorded $5,344 as interest expense for the twelve months ended June 30, 2002.

        In June 2002, PKLB issued notes payable of $200,000 in the aggregate to BASi to cover short-term operating requirements. These notes carry an annual interest rate of 8% and are due December 2002. At June 30, 2002, PKLB had $200,000 in outstanding notes payable to BASi, which are included in the accompanying Consolidated Balance Sheets as "Notes payable". PKLB recorded $467 as interest expense during the twelve months ended June 30, 2002.

14.  Restatement

        During 2002, PKLB determined that its Class A Convertible Preferred Stock is mandatorily redeemable and accordingly, should have been classified outside of stockholders' deficit. All financial statements have been restated to reflect this change, which had the effect of reducing stockholders' equity by $4,938,000 at June 30, 2002, 2001, and 2000 and July 1, 1999.

PART II

  ITEM 20.    Indemnification of Directors and Officers.

        The Indiana Business Corporation Law ("IBCL"), the provisions of which govern the Registrant, empowers an Indiana corporation to indemnify present and former directors, officers, employees, or agents or any person who may have served at the request of the corporation as a director, officer, employee, or agent of another corporation ("Eligible Persons") against liability incurred in any proceeding, civil or criminal, in which the Eligible Person is made a party by reason of being or having been in any such capacity, or arising out of his status as such, if the individual acted in good faith and reasonably believed that (a) the individual was acting in the best interests of the corporation, or (b) if the challenged action was taken other than in the individual's official capacity as an officer, director, employee or agent, the individual's conduct was at least not opposed to the corporation's best interests, or (c) if in a criminal proceeding, either the individual had reasonable cause to believe his conduct was lawful or no reasonable cause to believe his conduct was unlawful.

        The IBCL further empowers a corporation to pay or reimburse the reasonable expenses incurred by an Eligible Person in connection with the defense of any such claim, including counsel fees; and, unless limited by its articles of incorporation, the corporation is required to indemnify an Eligible Person against reasonable expenses if he is wholly successful in any such proceeding, on the merits or otherwise. Under certain circumstances, a corporation may pay or reimburse an Eligible Person for reasonable expenses prior to final disposition of the matter. Unless a corporation's articles of incorporation otherwise provide, an Eligible Person may apply for indemnification to a court which may order indemnification upon a determination that the Eligible Person is entitled to mandatory indemnification for reasonable expenses or that the Eligible Person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances without regard to whether his actions satisfied the appropriate standard of conduct.

        Before a corporation may indemnify any Eligible Person against liability or reasonable expenses under the IBCL, a quorum consisting of directors who are not parties to the proceeding must (1) determine that indemnification is permissible in the specific circumstances because the Eligible Person met the requisite standard of conduct, (2) authorize the corporation to indemnify the Eligible Person and (3) if appropriate, evaluate the reasonableness of expenses for which indemnification is sought. If it is not possible to obtain a quorum of uninvolved directors, the foregoing action may be taken by a committee of two or more directors who are not parties to the proceeding, special legal counsel selected by the Board or such a committee, or by the stockholders of the corporation.

        In addition to the foregoing, the IBCL states that the indemnification it provides shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any provisions of the articles of incorporation or bylaws, resolution of the board of directors or stockholders, or any other authorization adopted after notice by a majority vote of all the voting shares then issued and outstanding. The IBCL also empowers an Indiana corporation to purchase and maintain insurance on behalf of any Eligible Person against any liability asserted against or incurred by him in any capacity as such, or arising out of his status as such, whether or not the corporation would have had the power to indemnify him against such liability.

        Reference is made to Article V of the Second Amended and Restated Articles of Incorporation of the Registrant concerning indemnification of directors, officers, employees and agents.

        At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

        BASi has insured its directors and officers against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations.

  ITEM 21.    Exhibits and Financial Statement Schedules.

  (a)
  Exhibits.
Exhibit Number		Description
†	2.1	Agreement and Plan of Merger, dated as of June 20, 2002, among Bioanalytical Systems, Inc., PI Acquisition Corp. and PharmaKinetics Laboratories, Inc., amended and restated to give effect to Amendment No. 1 to Agreement and Plan of Merger, dated as of July 24, 2002.
2.2
Amendment No. 2 to the Agreement and Plan of Merger dated as of November 21, 2002, by and among PharmaKinetics Laboratories, Inc., Bioanalytical Systems, Inc. and PI Acquisition Corp., dated as of June 20, 2002, as amended by a first Amendment, dated as of July 24, 2002 (incorporated by reference to BASi's Current Report on Form 8-K filed November 21, 2002).
	3.1	Second Amended and Restated Articles of Incorporation of Bioanalytical Systems, Inc. (incorporated by reference to BASi's Quarterly Report on Form 10-Q for the quarter ended December 31, 1997).
	3.2	Second Restated Bylaws of Bioanalytical Systems, Inc. (incorporated by reference to BASi's Quarterly Report on Form 10-Q for the quarter ended December 31, 1997).
	4.1	Form of 6% Subordinated Convertible Note due 2008 (incorporated by reference to BASi's Current Report on Form 8-K filed November 21, 2002).
†	5.1	Opinion of Ice Miller as to the legality of the securities being registered and consent to the use of the opinion in this registration statement.
	10.1	Form of Employee Confidentiality Agreement (incorporated by reference to BASi's Registration Statement on Form S-1, Registration No. 333-36429).
	10.2	Bioanalytical Systems, Inc. 1990 Employee Incentive Stock Option Plan (incorporated by reference to BASi's Registration Statement on Form S-1, Registration No. 333-36429).
	10.3	Form of Bioanalytical Systems, Inc. 1990 Employee Incentive Stock Option Agreement (incorporated by reference to BASi's Registration Statement on Form S-1, Registration No. 333-36429).
	10.4	Bioanalytical Systems, Inc. 1997 Employee Incentive Stock Option Plan (incorporated by reference to BASi's Registration Statement on Form S-1, Registration No. 333-36429).
	10.5	Form of Bioanalytical Systems, Inc. 1997 Employee Incentive Stock Option Agreement (incorporated by reference to BASi's Registration Statement on Form S-1, Registration No. 333-36429).
	10.6	1997 Bioanalytical Systems, Inc. Outside Director Stock Option Plan (incorporated by reference to BASi's Registration Statement on Form S-1, Registration No. 333-36429).
	10.7	Form of Bioanalytical Systems, Inc. 1997 Outside Director Stock Option Agreement (incorporated by reference to BASi's Registration Statement on Form S-1, Registration No. 333-36429).
†	10.8	Voting Agreement among certain shareholders of PharmaKinetics Laboratories, Inc., dated June 20, 2002.
†	10.9	Form of Class B Preferred Shareholder Warrant.
†	10.10	Convertible Promissory Note, dated as of November 22, 2002, payable by PharmaKinetics Laboratories, Inc. to Leslie B. Daniels in the original principal amount of $350,000.
10.11
Secured Convertible Revolving Note dated as of November 14, 2002, payable by PharmaKinetics Laboratories, Inc. to Bioanalytical Systems, Inc. in the original principal amount of up to $925,000 (incorporated by reference to BASi's Current Report on Form 8-K filed November 21, 2002).

	10.12
		Master Equipment Lease Agreement by and between Bioanalytical Systems, Inc. and Keycorp Leasing, dated December 5, 1997 (incorporated by reference to BASi's Annual Report on Form 10-K for the fiscal year ended September 30, 2002).
	10.13
		Credit Agreement by and between Bioanalytical Systems, Inc. and The Provident Bank, dated October 29, 2002 (incorporated by reference to BASi's Annual Report on Form 10-K for the fiscal year ended September 30, 2002).
	10.14
		General Security Agreement by and between Bioanalytical Systems, Inc. and The Provident Bank, dated October 29, 2002 (incorporated by reference to BASi's Annual Report on Form 10-K for the fiscal year ended September 30, 2002).
	10.15
		Trademark Security Agreement by and between Bioanalytical Systems and The Provident Bank, dated October 29, 2002 (incorporated by reference to BASi's Annual Report on Form 10-K for the fiscal year ended September 30, 2002).
	10.16
		Patent Security Agreement by and between Bioanalytical Systems and The Provident Bank, dated October 29, 2002 (incorporated by reference to BASi's Annual Report on Form 10-K for the fiscal year ended September 30, 2002).
	10.17
		Promissory Note by and between Bioanalytical Systems, Inc. and The Provident Bank, dated October 29, 2002 related to loan in the amount of $6,000,000 (incorporated by reference to BASi's Annual Report on Form 10-K for the fiscal year ended September 30, 2002).
	10.18
		Loan Agreement between Bioanalytical Systems, Inc. and Union Planters Bank, dated October 29, 2002 (incorporated by reference to BASi's Annual Report on Form 10-K for the fiscal year ended September 30, 2002).
	10.19
		Real Estate Mortgage and Security Agreement between Bioanalytical Systems, Inc. and Union Planters Bank, dated October 29, 2002 (incorporated by reference to BASi's Annual Report on Form 10-K for the fiscal year ended September 30, 2002).
	10.20
		Real Estate Mortgage and Security Agreement between Bioanalytical Systems, Inc. and Union Planters Bank, dated October 29, 2002 (incorporated by reference to BASi's Annual Report on Form 10-K for the fiscal year ended September 30, 2002).
	10.21
		Term Loan Promissory Note made by Bionanalytical Systems, Inc. in favor of Union Planters Bank, dated October 29, 2002 (incorporated by reference to BASi's Annual Report on Form 10-K for the fiscal year ended September 30, 2002).
	10.22
		Promissory Note made by Bioanalytical Systems, Inc. in favor of Union Planters Bank, dated October 29, 2002 (incorporated by reference to BASi's Annual Report on Form 10-K for the fiscal year ended September 30, 2002).
	10.23
		Master Equipment Lease by and between Fifth Third Bank Indiana (Central) and Bioanalytical Systems, Inc., dated November 15, 2002 (incorporated by reference to BASi's Annual Report on Form 10-K for the fiscal year ended September 30, 2002).
	23.1	Consent of Ernst & Young, LLP.
	23.2	Consent of PricewaterhouseCoopers LLP (independent accountants for PharmaKinetics Laboratories, Inc.).
†	23.3	Consent of Ice Miller (included in exhibit 5.1).
†	24	Power of Attorney.

†
Previously Filed.

  ITEM 22.    Undertakings.

  (A)
  The undersigned Registrant hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (i)
  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

  (ii)
  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregative, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

  (iii)
  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

  Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2)
    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3)
    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4)
    If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Subsection 210.3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

  (B)
  The undersigned Registrant hereby undertakes, that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's Annual Report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (C)
  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (D)
  The undersigned Registrant hereby undertakes:

  (1)
  That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (2)
  That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

  (3)
  To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (4)
  To supply by means of a post-effective amendment all information concerning a transaction, and BASi being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Lafayette, and State of Indiana, on the 21st day of February, 2003.

BIOANALYTICAL SYSTEMS, INC.

By:	/s/ PETER T. KISSINGER Name: Peter T. Kissinger Title: Chairman of the Board, President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ PETER T. KISSINGER Peter T. Kissinger	Chairman of the Board, President, Chief Executive Officer and Director	February 21, 2003
/s/ DOUGLAS P. WIETEN* Douglas P. Wieten	Vice President—Finance, Principal Financial and Accounting Officer	February 21, 2003
/s/ RONALD E. SHOUP* Ronald E. Shoup	Director	February 21, 2003
/s/ CANDICE B. KISSINGER* Candice B. Kissinger	Director	February 21, 2003
/s/ WILLIAM E. BAITINGER* William E. Baitinger	Director	February 21, 2003
/s/ JOHN A. KRAEUTLER* John A. Kraeutler	Director	February 21, 2003
/s/ W. LEIGH THOMPSON* W. Leigh Thompson	Director	February 21, 2003
* Signed by Peter T. Kissinger, Attorney-in-fact.

S-1

EXHIBIT INDEX

Exhibit Number		Description
†	2.1	Agreement and Plan of Merger, dated as of June 20, 2002, among Bioanalytical Systems, Inc., PI Acquisition Corp. and PharmaKinetics Laboratories, Inc., amended and restated to give effect to Amendment No. 1 to Agreement and Plan of Merger, dated as of July 24, 2002.
	2.2	Amendment No. 2 to the Agreement and Plan of Merger dated as of November 21, 2002, by and among PharmaKinetics Laboratories, Inc., Bioanalytical Systems, Inc. and PI Acquisition Corp., dated as of June 20, 2002, as amended by a first Amendment, dated as of July 24, 2002 (incorporated by reference to BASi's Current Report on Form 8-K filed November 21, 2002).
	3.1	Second Amended and Restated Articles of Incorporation of Bioanalytical Systems, Inc. (incorporated by reference to BASi's Quarterly Report on Form 10-Q for the quarters ended December 31, 1997).
	3.2	Second Restated Bylaws of Bioanalytical Systems, Inc. (incorporated by reference to BASi's Quarterly Report on Form 10-Q for the quarters ended December 31, 1997).
	4.1	Form of 6% Subordinated Convertible Note due 2008 (incorporated by reference to BASi's Current Report on Form 8-K filed November 21, 2002).
†	5.1	Opinion of Ice Miller as to the legality of the securities being registered and consent to the use of the opinion in this registration statement.
	10.1	Form of Employee Confidentiality Agreement (incorporated by reference to BASi's Registration Statement on Form S-1, Registration No. 333-36429).
	10.2	Bioanalytical Systems, Inc. 1990 Employee Incentive Stock Option Plan (incorporated by reference to BASi's Registration Statement on Form S-1, Registration No. 333-36429).
	10.3	Form of Bioanalytical Systems, Inc. 1990 Employee Incentive Stock Option Agreement (incorporated by reference to BASi's Registration Statement on Form S-1, Registration No. 333-36429).
	10.4	Bioanalytical Systems, Inc. 1997 Employee Incentive Stock Option Plan (incorporated by reference to BASi's Registration Statement on Form S-1, Registration No. 333-36429).
	10.5	Form of Bioanalytical Systems, Inc. 1997 Employee Incentive Stock Option Agreement (incorporated by reference to BASi's Registration Statement on Form S-1, Registration No. 333-36429).
	10.6	1997 Bioanalytical Systems, Inc. Outside Director Stock Option Plan (incorporated by reference to BASi's Registration Statement on Form S-1, Registration No. 333-36429).
	10.7	Form of Bioanalytical Systems, Inc. 1997 Outside Director Stock Option Agreement (incorporated by reference to BASi's Registration Statement on Form S-1, Registration No. 333-36429).
†	10.8	Voting Agreement among certain shareholders of PharmaKinetics Laboratories, Inc., dated June 20, 2002.
†	10.9	Form of Class B Preferred Shareholder Warrant.
†	10.10	Convertible Promissory Note, dated as of November 22, 2002, payable by PharmaKinetics Laboratories, Inc. to Leslie B. Daniels in the original principal amount of $350,000.

10.11	Secured Convertible Revolving Note dated as of November 14, 2002, payable by PharmaKinetics Laboratories, Inc. to Bioanalytical Systems, Inc. in the original principal amount of up to $925,000 (incorporated by reference to BASi's Current Report on Form 8-K filed November 21, 2002).
10.12	Master Equipment Lease Agreement by and between Bioanalytical Systems, Inc. and Keycorp Leasing, dated December 5, 1997 (incorporated by reference to BASi's Annual Report on Form 10-K for the fiscal year ended September 30, 2002).
10.13	Credit Agreement by and between Bioanalytical Systems, Inc. and The Provident Bank, dated October 29, 2002 (incorporated by reference to BASi's Annual Report on Form 10-K for the fiscal year ended September 30, 2002).
10.14	General Security Agreement by and between Bioanalytical Systems, Inc. and The Provident Bank, dated October 29, 2002 (incorporated by reference to BASi's Annual Report on Form 10-K for the fiscal year ended September 30, 2002).
10.15	Trademark Security Agreement by and between Bioanalytical Systems and The Provident Bank, dated October 29, 2002 (incorporated by reference to BASi's Annual Report on Form 10-K for the fiscal year ended September 30, 2002).
10.16	Patent Security Agreement by and between Bioanalytical Systems and The Provident Bank, dated October 29, 2002 (incorporated by reference to BASi's Annual Report on Form 10-K for the fiscal year ended September 30, 2002).
10.17	Promissory Note by and between Bioanalytical Systems, Inc. and The Provident Bank, dated October 29, 2002 related to loan in the amount of $6,000,000 (incorporated by reference to BASi's Annual Report on Form 10-K for the fiscal year ended September 30, 2002).
10.18	Loan Agreement between Bioanalytical Systems, Inc. and Union Planters Bank, dated October 29, 2002 (incorporated by reference to BASi's Annual Report on Form 10-K for the fiscal year ended September 30, 2002).
10.19	Real Estate Mortgage and Security Agreement between Bioanalytical Systems, Inc. and Union Planters Bank, dated October 29, 2002 (incorporated by reference to BASi's Annual Report on Form 10-K for the fiscal year ended September 30, 2002).
10.20	Real Estate Mortgage and Security Agreement between Bioanalytical Systems, Inc. and Union Planters Bank, dated October 29, 2002 (incorporated by reference to BASi's Annual Report on Form 10-K for the fiscal year ended September 30, 2002).
10.21	Term Loan Promissory Note made by Bionanalytical Systems, Inc. in favor of Union Planters Bank, dated October 29, 2002 (incorporated by reference to BASi's Annual Report on Form 10-K for the fiscal year ended September 30, 2002).
10.22	Promissory Note made by Bioanalytical Systems, Inc. in favor of Union Planters Bank, dated October 29, 2002 (incorporated by reference to BASi's Annual Report on Form 10-K for the fiscal year ended September 30, 2002).

	10.23	Master Equipment Lease by and between Fifth Third Bank Indiana (Central) and Bioanalytical Systems, Inc., dated November 15, 2002 (incorporated by reference to BASi's Annual Report on Form 10-K for the fiscal year ended September 30, 2002).
	23.1	Consent of Ernst & Young, LLP.
	23.2	Consent of PricewaterhouseCoopers LLP (independent accountants for PharmaKinetics Laboratories, Inc.).
†	23.3	Consent of Ice Miller (included in exhibit 5.1).
†	24	Power of Attorney.

†
Previously Filed.

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ADDITIONAL INFORMATION
TABLE OF CONTENTS
QUESTIONS AND ANSWERS ABOUT THE MERGER
SUMMARY
RISK FACTORS
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
THE SPECIAL SHAREHOLDERS MEETING
THE MERGER
THE MERGER AGREEMENT
COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION
THE BUSINESS OF BIOANALYTICAL SYSTEMS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF BIOANALYTICAL SYSTEMS, INC.
THE BUSINESS OF PHARMAKINETICS LABORATORIES, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF PHARMAKINETICS LABORATORIES, INC.
UNAUDITED CONDENSED PRO FORMA COMBINED FINANCIAL STATEMENTS
UNAUDITED CONDENSED PRO FORMA COMBINED BALANCE SHEET AS OF DECEMBER 31, 2002
UNAUDITED CONDENSED PRO FORMA COMBINED STATEMENT OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2002
UNAUDITED CONDENSED PRO FORMA COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED SEPTEMBER 30, 2002
NOTES TO UNAUDITED CONDENSED PRO FORMA COMBINED FINANCIAL STATEMENTS
COMPARISON OF SHAREHOLDER RIGHTS
Authorized Capital Stock
Amendment of Charter Documents
Amendment of Bylaws
Provisions Affecting Business Combinations
Control Share Acquisition Laws
Anti-takeover Laws
Conflicts of Interest
Stockholder Action Without a Meeting
Dividends and Repurchases
Dissenters' Rights
Size of Board
Removal of Directors
Vacancies on the Board of Directors
Other Corporate Constituencies
Director Liability
Indemnification
WHERE YOU CAN FIND MORE INFORMATION
EXPERTS
LEGAL MATTERS
SHAREHOLDER PROPOSALS FOR ANNUAL MEETINGS
INDEX TO FINANCIAL STATEMENTS
BIOANALYTICAL SYSTEMS, INC. CONSOLIDATED BALANCE SHEETS (In thousands, except share data)
BIOANALYTICAL SYSTEMS, INC. CONSOLIDATED STATEMENTS OF INCOME (In thousands, except share and per share amounts) (Unaudited)
BIOANALYTICAL SYSTEMS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands) (Unaudited)
BIOANALYTICAL SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
REPORT OF INDEPENDENT AUDITORS
BIOANALYTICAL SYSTEMS, INC. CONSOLIDATED BALANCE SHEETS
BIOANALYTICAL SYSTEMS, INC. CONSOLIDATED STATEMENTS OF OPERATIONS
BIOANALYTICAL SYSTEMS, INC. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
BIOANALYTICAL SYSTEMS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS
BIOANALYTICAL SYSTEMS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2002
PHARMAKINETICS LABORATORIES, INC. CONSOLIDATED BALANCE SHEETS (In thousands, except share data)
PHARMAKINETICS LABORATORIES, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except per share data) (Unaudited)
PHARMAKINETICS LABORATORIES, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands) (Unaudited)
PHARMAKINETICS LABORATORIES, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
REPORT OF INDEPENDENT ACCOUNTANTS
PHARMAKINETICS LABORATORIES, INC. CONSOLIDATED BALANCE SHEETS (In thousands, except share data)
PHARMAKINETICS LABORATORIES, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except per share data)
PHARMAKINETICS LABORATORIES, INC. CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (In thousands, except share data)
PHARMAKINETICS LABORATORIES, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
PHARMAKINETICS LABORATORIES, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2002
PART II
SIGNATURES
EXHIBIT INDEX